FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press Release regarding January - December 2017 Results

2	January - December 2017 Financial Report

3	January - December 2017 Earnings Presentation

Item 1

Santander attributable profit for 2017 reaches €6,619 million - up 7%

Underlying profit before tax for 2017 increased by 20% to €13,550 million

Madrid, 31 January 2018 - PRESS RELEASE

∎	In the fourth quarter the Group generated an attributable profit of €1,542 million, down 4% compared to Q4 2016 after a €382 million net charge for capital gains and provisions. Underlying profit before tax for the fourth quarter increased by 19% to €3,375 million.

∎	The Group maintained its position among the most profitable and efficient banks in the world with underlying Return on Tangible Equity (RoTE) increasing by 70 basis points in the year to 11.8% and cost-to-income ratio improving by 73 basis points to 47%.

∎	Total income for the year increased by 10% to €48,392 million with further improvements in the quality and recurrence of Group earnings and particularly strong revenue growth in Latin America.

∎	The Group continued to help people and businesses prosper, earning the loyalty of a further 2 million customers and increasing lending and funds by 2% and 8% respectively during the year, excluding Popular.

∎	Digital customers increased by 21% during the year to 25 million, with the proportion of sales taking place through digital channels increasing to 31%, excluding Popular.

∎	The Group has delivered on all strategic targets for 2017 and remains confident it will achieve all targets for 2018.

Banco Santander Group Executive Chairman, Ana Botín, said:

“2017 has been another very strong year, and the results announced today demonstrate the strength of our scale and diversification.

The Group’s focus on earning customer loyalty, combined with the great execution of our teams, has allowed us to generate a 20% increase in underlying profit before tax, reinforcing our position as one of the most profitable, efficient and predictable banks in the world.

Our recurrent profitability allows us to lend more to customers, increase dividend per share, while generating more than €3 billion in capital through organic growth alone.

Throughout the year we have seen strong growth in Latin America, with our businesses in Brazil and Mexico performing exceptionally well. But it has also been a year of great progress in Europe, and particularly in Spain where the acquisition of Popular has helped accelerate our strategy while providing important certainty and stability for Popular’s customers.

We have delivered all our targets for 2017, and importantly, we have done this in a responsible way: achieving a top three position for customer satisfaction in most markets and being recognised as a top employer. Furthermore, Santander is the world’s largest corporate contributor to education and we are leaders in supporting micro-entrepreneurs and financial inclusion.

Corporate Communications	1
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Looking ahead, we see significant opportunities for further organic growth within our 133 million customer base. The economies in all our core markets are expected to grow in the year ahead and we are investing together in new digital platforms, allowing us to serve more customers in a better and more efficient way.

We are well positioned to continue helping the people and businesses we serve to prosper and I am confident we will deliver on all targets for 2018.”

Summary Income Statement

	FY’17 (m)	FY’17 v FY’16	FY’17 v FY’16 (EX FX)	Q4’17 (m)	Q4’17 v Q4’16	Q4’17 v Q4’16 (EX FX)
GROSS INCOME	€48,392	+10%	+10%	€12,062	+7%	+12%
OPERATING EXPENSES	-€22,918	+9%	+9%	-€5,961	+9%	+14%
NET OPERATING INCOME	€25,473	+12%	+11%	€6,101	+5%	+11%
NET LOAN-LOSS PROVISIONS	-€9,111	-4%	-6%	-€2,181	-9%	-4%
PROFIT BEFORE TAX	€13,550	+20%	+21%	€3,375	+19%	+26%
UNDERLYING PROFIT	€7,516	+14%	+14%	€1,924	+9%	+15%
NET CAPITAL GAINS AND PROVISIONS	-€897	+115%	+117%	-€382	+127%	+144%
ATTRIBUTABLE PROFIT	€6,619	+7%	+7%	€1,542	-4%	2%

Results Summary (2017 v 2016)

Banco Santander, S.A. (‘Santander’) increased attributable profit by 7% to €6,619 million during 2017 after €897 million of net capital gains and provisions, with growth driven by further improvements in the quality and recurrence of revenues, combined with good cost control and an overall strengthening in credit quality.

The Group continued to see positive trends across its businesses, with revenues increasing in eight of its ten core markets. Total income increased by 10% to €48,392 million with net interest income and fee income increasing by 10% and 14% respectively. Operating expenses increased at a lower rate than revenues, leading to a 12% increase in net operating income.

In addition to the integration costs and other items announced in the third quarter, the Group took a further €752 million charge in the fourth quarter relating primarily to the impairment of goodwill for the Group’s investment in Santander Consumer USA (‘SCUSA’) announced on 28th November 2017. This was partially offset by €297 million of capital gains generated by the sale of All Funds Bank and a €73 million gain relating to US fiscal reforms, resulting in a overall net charge for the fourth quarter of €382 million for capital gains and provisions and €897 million for the full year.

Corporate Communications	2
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Excluding this charge, underlying attributable profit increased by 14% in the year to €7,516 million and underlying profit before tax increased by 20% to €13,550 million.

Santander continued to help people and businesses prosper, with the number of loyal customers (people who see Santander as their main bank) growing by 2 million during the year to 17.3 million, without including new customers gained through the acquisition of Popular. Excluding Popular, lending and customer funds increased by 2% and 8% respectively in constant euros over the same period.

The number of customers using digital services increased by 21% during the year to 25.4 million (excl. Popular), helping reduce the cost per transaction by 22% during the year. The launch of a number of new digital platforms including OpenBank, SuperDigital and Santander Pay, helped increase the proportion of sales completed through digital channels to 31%.

This progress in digital transformation, combined with strong cost discipline, allowed Santander to maintain its position as one of the most efficient banks in the world. The Group’s cost/income ratio, a key measure of efficiency, improved by 73 basis points to 47%. This compares to a global peer average of c.64%.

A balanced presence across both mature and emerging markets remains one of Santander’s key strengths, with underlying profit increasing in nine of the Group’s ten core markets. During 2017 Europe contributed 52% of Group profit and the Americas 48%. The lending book also remains well diversified across business segments and geographies.

1.	Excluding corporate centre, and Spain real estate activities. 2. Loans excluding repos. 3. Popular included (3%).

Credit quality continued to improve with the non-performing loan (‘NPL’) ratio reducing to 4.08%, down 129 basis points since 30 June 2017 due primarily to the agreement to sell a 51% stake in the €30 billion Popular real estate asset portfolio. Excluding Popular the NPL ratio reduced by 55 basis points during the year to 3.38%.

Over the last 12 months underlying return on tangible equity, a key measure of profitability, has increased by 70 basis points to 11.8% incl. Popular, among the best of our peers. Tangible net asset value per share remained stable at €4.15, and earnings per share increased by 1% to €0.404 (+8% on an underlying basis).

Corporate Communications	3
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Santander strengthened its capital further during the year, increasing its fully loaded CET 1 ratio by 29 basis points to 10.84%. The Group generated more than €3 billion (53 basis points) of capital through organic growth alone in 2017 and remains committed to achieving a fully loaded CET1 ratio above 11% in 2018.

As a result the Group has achieved all strategic targets for 2017 and has reiterated its targets for 2018.

Attributable profit	FY’17 (m)	FY’17 v FY’16	FY’17 v FY’16 (EX FX)	Q4’17 (m)	Q4’17 v Q4’16	Q4’17 v Q4’16 (EX FX)
Brasil	€2,544	+42%	+34%	€642	+26%	+34%
UK	€1,498	-9%	-3%	€297	-12%	-11%
Spain	€1,180	+46%	+46%	€265	+12%	+12%
SCF	€1,168	+4%	+4%	€311	+15%	+17%
Mexico	€710	+13%	+16%	€178	+6%	+10%
Chile	€586	+14%	+12%	€146	+7%	+11%
Portugal	€440	+10%	+10%	€104	-2%	-2%
Argentina	€359	0%	+14%	€96	-12%	+7%
USA	€332	-8%	-7%	-€5	-73%	-98%
Poland	€300	0%	-3%	€81	+28%	+24%
Popular	-€37	—	—	€85	—	—

Country Summary (FY’17 v FY’16)

In Brazil attributable profit increased by 42% to €2,544 million (+34% in constant euros). Greater customer activity (lending and funds up year-on-year by 7% and 24% respectively) and improved operational efficiency drove growth in income well above competitor average. Santander Brazil made significant progress in its commercial transformation, with loyal customers increasing from 3.7 million to 4.2 million in the year and digital customers growing by over 34% to 8.6 million. As a result, underlying RoTE increased during the year from 13.8% to 16.9%. Credit quality also improved with the NPL ratio reducing by 61 basis points to 5.29% during the year.

In the UK attributable profit fell by 9% to €1,498 million (-3% in constant euros) in part due to extraordinary gains made in 2016 from the disposal of the stake in Visa Europe. The underlying business performance remained robust, with revenues increasing year-on-year by 5% in constant euros to €5,716 million driven by good growth in retail current account balances, mortgages, and loans and deposits to UK companies. Loan loss provisions normalised during the year, however, overall credit quality remains solid. Underlying RoTE remained ahead of peer average at 10.3%.

Corporate Communications	4
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Spain (excluding Popular) attributable profit increased by 46% to €1,180 million as the 1|2|3 strategy helped increase the number of loyal customer by 600,000 to 1.9 million. The Bank’s digital transformation helped increase the number of digital customers by 15% with Santander now the leading player in mobile payments in Spain. Excluding the impact of non-recurring charges incurred in 2016, underlying profit increased by 15%. Higher fee income, combined with good cost control and lower loan loss provisions helped increase underlying RoTE to 10%, up 122 basis points.

Banco Popular generated an attributable loss of €37 million, in part due to a charge of €300 million taken in the third quarter for planned integration costs. Since the acquisition, the Group has actively managed execution risks, while preserving Popular’s customer base and market share in Spain. Santander has achieved a number of important milestones related to the acquisition: completing a €7,072 million rights issues - subscribed by investors eight times over; agreeing to sell 51% of a real estate loan portfolio with an aggregate gross book value of approximately €30 billion to Blackstone – the largest ever real estate transaction in Spain; confirming a 78% take up in the Banco Popular loyalty bond; completing the sale of Popular’s US franchise, TotalBank; and reaching agreement with unions for the integration of headquarters in Spain. Santander continues to expect the acquisition to generate a Return on Investment (RoI) of 13%-14% in 2020.

Santander Consumer Finance increased attributable profit by 4% during the period to €1,168 million, after €85 million of restructuring costs incurred in the third quarter. Excluding this item profit increased by 15%. This was driven by an increase in new lending across all main countries and historically low NPLs and cost of credit. As a result the business maintained a best-in-class underlying RoTE of 16.4%.

In Mexico attributable profit increased by 13% to €710 million (+16% in constant euros) as higher interest rates, combined with an increase in commercial activity stimulated strong growth in revenues. A focus on multichannel innovation, digital, and new commercial initiatives, including Santander Plus, helped the Bank earn the loyalty of almost 400,000 customers. This helped increase underlying RoTE by 405 basis points to 19.5%.

In Chile attributable profit increased by 14% to €586 million (+12% in constant euros) as revenues increased due to improving customer satisfaction and loyalty, and loan loss provisions fell. During the year the business launched the first 100% digital on-boarding system in Chile.

In Portugal (excluding Popular), Santander Totta achieved an increase in attributable profit of 10% to €440 million as lending and deposit volumes increased while costs and loan loss provisions reduced. The ongoing digital transformation enabled an increase in sales through digital channels, as well as helping drive an increase in customer loyalty. Following the acquisition of Popular, Santander Totta becomes the leading private sector bank in the country by both assets and loans.

In Argentina attributable profit remained stable at €359 million (+14% in constant euros) as market share gains in consumer loans and mortgages, combined with strong growth in customer deposits, fuelled strong growth in recurrent revenues. Underlying Return on Tangible Equity remained high at 32%.

In the US (excluding Popular), attributable profit fell by 8% to €332 million (-7% in constant euros) due, in part, to the impact of the hurricanes in Dallas, Florida and Puerto Rico. Santander Bank continued to deliver improved profitability, increasing its net interest margin and achieving better efficiency. During the year the business reached a number of important milestones, including passing the Federal Reserve CCAR assessment and paying a dividend to Group for the first time in 6 years.

Corporate Communications	5
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Poland attributable profit remained in line with the previous year at €300 million (-3% in constant euros) after the business benefited in 2016 from a gain relating to the sale of the stake in Visa Europe. Underlying profit increased by 10% (+8% in constant euros) fuelled by good loan growth, strong cost control and lower provisions. The acquisition of Deutsche Bank Polska’s retail and private banking business, announced in December 2017, will further strengthen the Group’s franchise in key customer segments.

About Banco Santander

Banco Santander is the largest bank in the Eurozone with a market capitalisation of €88,410 million at 31 December 2017. It has a strong and focused presence in 10 core markets across Europe and the Americas with more than 4 million shareholders and 200,000 employees serving 133 million customers.

Corporate Communications	6
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

KEY CONSOLIDATED DATA (Including Banco Popular)

Balance sheet (€ million)	Dec’17	Dec’16%		Dec’15
Total assets	1,444,305	1,339,125	7.9	1,340,260
Net customer loans	848.914	790,470	7.4	790,848
Customer deposits	777,730	691,111	12.5	683,142
Total customer funds	985,703	873,618	12.8	849,403
Total equity	106,832	102,699	4.0	98,753

Note: Total customer funds included customer deposits, mutual funds, pension funds, managed portfolios and insurance premiums
Income statement (€ million)	2017	2016	%	2015
Net interest income	34,296	31,089	10.3	32,189
Gross income	48,392	43.853	10.3	45,272
Net operating income	25,473	22,766	11.9	23.702
Underlying profit before taxes*	13,550	11,288	20.0	10,939
Underlying attributable profit to the Group*	7,516	6,621	13.5	6,566
Attributable profit to the Group	6,619	6,204	6.7	5,966

Variations w/o exchange rate: NI I: +.1o.z%; Gross income: +1o.2%; Net operating iricom+u.4,,i.; Underlying attributable profit +14396;.Attribut able profit: +7_4%
EPS, profitability and efficiency (%)	2017	2016	%	2015
Underlying EPS (euros)*	0.463	0.429	7.8	0.438
EPS (euros)	0.404	0.401	0.9	0.397
RoE	7.14	6.99		6.57
Underlying RoTE*	11.82	11.08		10.99
RoTE	10.41	10.38		9.99
RoA	0.58	0.56		0.54
Underlying RORWA*	1.48	1.36		1.30
RoRWA	1.35	1.29		1.20
Efficiency ratio (with amortisations)	47.4	48.1		47.6

Solvency and NPL ratio (%)	Dec’17	Dec’16		Dec’15
CETI fully-loaded	10.84	10.55		10,05
CETI phased - in	12.26	12.53		12.55
NPL ratio	4.08	3.93		4.36
Coverage ratio	65.2	73.8		73.1

Market capitalisation and shares	Dec’17	Dec’16%		Dec’15
Shares (millions)	16,136	14,582	10.7	14,434
Share price (euros)**	5.479	4.877	12.3	4.483
Market capitalisation (€ million)	88,410	72,314	22.3	65,792
Tangible book value per share (euros)**	4.15	4.15		4.00
Price / Tangible book value per share (X) **	1.32	1.17		1.12
P/E ratio (X) **	13.56	12.18		11.30

Other data	Dec’17	Dec’16%		Dec’15
Number of shareholders	4,029,630	3,928,950	2.6	3,573,277
Number of employees	202,251	188,492	7.3	193,863
Number of branches	13,697	12,235	11.9	13,030
(*)	Excluding net capital gains and provisions
(**)	Data including the capital increase in July 2017

Note: The financial information in this report has been approved by the Bank’s Board of Directors following a favourable report from the Audit Committee. In addition to the financial information prepared under International Reporting Standards, this press release includes certain Alternative Performance Measures as defined in the Guidance on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es). For further details please see “Important information” section of this report, and 2017 4Q Financial Report, published as Relevant Fact on January 31 2018 and available on web page of Banco Santander, S.A. (www.santander.com)

Corporate Communications	7
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important Information:

In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this press release includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as non-IFRS measures (“Non-IFRS Measures”) . The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFR, please see 2017 4Q Financial Report, published as Relevant Fact on 31 January 2018, Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4, 2017 and Item 3A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2017 (the “Form 20-F”). These documents are available on Banco Santander’s website (www.bancosantander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Banco Santander, S.A. (“Santander”) cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America (the “Form 20-F” and the “SEC”, respectively) on March 31, 2017 and the Periodic Report on Form 6-K for the six months ended June 30, 2017 filed with the SEC on October 5, 2017 (the “Form 6-K”) –under “Key Information-Risk Factors”- and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward- looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the press release. No investment activity should be undertaken only on the basis of the information contained in this press release. In making this press release available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this press release is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this press release should be construed as a profit forecast.

Corporate Communications	8
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

JANUARY - DECEMBER    » Santander aim

SANTANDER AIM

2	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Key consolidated data

KEY CONSOLIDATED DATA

(including Banco Popular)

Balance sheet (€ million)	Dec’17	Sep’17%		Dec’17	Dec’16%		Dec’15
Total assets	1,444,305	1,468,030	(1.6)	1,444,305	1,339,125	7.9	1,340,260
Net customer loans	848,914	854,686	(0.7)	848,914	790,470	7.4	790,848
Customer deposits	777,730	778,852	(0.1)	777,730	691,111	12.5	683,142
Total customer funds	985,703	988,386	(0.3)	985,703	873,618	12.8	849,403
Total equity	106,832	108,723	(1.7)	106,832	102,699	4.0	98,753

Note: Total customer funds included customer deposits, mutual funds, pension funds, managed portfolios and insurance premiums

Income statement (€ million)	4Q’17	3Q’17%		2017	2016	%	2015
Net interest income	8,607	8,681	(0.9)	34,296	31,089	10.3	32,189
Gross income	12,062	12,252	(1.5)	48,392	43,853	10.3	45,272
Net operating income	6,101	6,486	(5.9)	25,473	22,766	11.9	23,702
Underlying profit before taxes*	3,375	3,591	(6.0)	13,550	11,288	20.0	10,939
Underlying attributable profit to the Group*	1,924	1,976	(2.7)	7,516	6,621	13.5	6,566
Attributable profit to the Group	1,542	1,461	5.5	6,619	6,204	6.7	5,966

Variations w/o exchange rate:

4Q’17/ 3Q’17: NII: +0.3%; Gross income: -0.4%; Net operating income: -4.5%; Underlying attributable profit: -1.4%; Attributable profit: +6.9% 2017/2016: NII: +10.2%; Gross income: +10.2%; Net operating income: +11.4%; Underlying attributable profit: +14.3%; Attributable profit: +7.4%

EPS, profitability and efficiency (%)	4Q’17	3Q’17%		2017	2016	%	2015
Underlying EPS (euros)*	0.113	0.118	(4.5)	0.463	0.429	7.8	0.438
EPS (euros)	0.088	0.084	5.1	0.404	0.401	0.9	0.397
RoE	7.81	7.87		7.14	6.99		6.57
Underlying RoTE*	11.79	12.10		11.82	11.08		10.99
RoTE	11.21	11.31		10.41	10.38		9.99
RoA	0.61	0.61		0.58	0.56		0.54
Underlying RoRWA*	1.48	1.50		1.48	1.36		1.30
RoRWA	1.44	1.42		1.35	1.29		1.20
Efficiency ratio (with amortisations)	49.4	47.1		47.4	48.1		47.6

Solvency and NPL ratio (%)	Dec’17	Sep’17		Dec’17	Dec’16		Dec’15
CET1 fully-loaded	10.84	10.80		10.84	10.55		10.05
CET1 phased-in	12.26	12.18		12.26	12.53		12.55
NPL ratio	4.08	4.24		4.08	3.93		4.36
Coverage ratio	65.2	65.8		65.2	73.8		73.1

Market capitalisation and shares	Dec’17	Sep’17%		Dec’17	Dec’16%		Dec’15
Shares (millions)	16,136	16,041	0.6	16,136	14,582	10.7	14,434
Share price (euros)**	5.479	5.907	(7.2)	5.479	4.877	12.3	4.483
Market capitalisation (€ million)	88,410	94,752	(6.7)	88,410	72,314	22.3	65,792
Tangible book value per share (euros)**	4.15	4.20		4.15	4.15		4.00
Price / Tangible book value per share (X)**	1.32	1.41		1.32	1.17		1.12
P/E ratio (X)**	13.56	12.77		13.56	12.18		11.30

Other data	Dec’17	Sep’17%		Dec’17	Dec’16%		Dec’15
Number of shareholders	4,029,630	4,070,187	(1.0)	4,029,630	3,928,950	2.6	3,573,277
Number of employees	202,251	200,949	0.6	202,251	188,492	7.3	193,863
Number of branches	13,697	13,704	(0.1)	13,697	12,235	11.9	13,030

(*) Excluding net capital gains and provisions.

(**) Data adjusted to capital increase of July 2017.

Note:	The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee

In accordance with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority on 5 October 2015, we have included a glossary at the end of this document, called “Alternative Performance Measures”, with the definitions and the conciliation with the items presented in the income statement of certain alternative performance measures used in this document.

FINANCIAL REPORT 2017	3

JANUARY - DECEMBER    » Consolidated financial report

 Grupo Santander income statement (including Banco Popular)

    € million

			Change				Change
	4Q’17	3Q’17	%	% w/o FX	2017	2016	%	% w/o FX
Net interest income	8,607	8,681	(0.9)	0.3	34,296	31,089	10.3	10.2
Net fee income	2,949	2,888	2.1	3.2	11,597	10,180	13.9	13.4
Gains (losses) on financial transactions	421	422	(0.3)	0.5	1,703	1,723	(1.1)	0.4
Other operating income	85	260	(67.4)	(65.9)	796	862	(7.6)	(6.5)
Dividends	75	31	144.6	139.7	384	413	(7.1)	(7.9)
Income from equity-accounted method	223	188	19.0	19.9	704	444	58.5	57.3
Other operating income/expenses	(213)	42	—	—	(291)	5	—	—
Gross income	12,062	12,252	(1.5)	(0.4)	48,392	43,853	10.3	10.2
Operating expenses	(5,961)	(5,766)	3.4	4.2	(22,918)	(21,088)	8.7	9.0
General administrative expenses	(5,267)	(5,161)	2.1	2.9	(20,325)	(18,723)	8.6	8.8
Personnel	(3,116)	(3,000)	3.9	4.6	(11,972)	(10,997)	8.9	9.0
Other general administrative expenses	(2,151)	(2,161)	(0.5)	0.5	(8,353)	(7,727)	8.1	8.6
Depreciation and amortisation	(694)	(605)	14.7	15.2	(2,593)	(2,364)	9.7	9.9
Net operating income	6,101	6,486	(5.9)	(4.5)	25,473	22,766	11.9	11.4
Net loan-loss provisions	(2,181)	(2,250)	(3.1)	(1.4)	(9,111)	(9,518)	(4.3)	(5.6)
Impairment losses on other assets	(230)	(54)	325.9	320.0	(414)	(247)	67.7	68.9
Other income	(315)	(591)	(46.7)	(44.5)	(2,398)	(1,712)	40.0	38.2
Underlying profit before taxes	3,375	3,591	(6.0)	(4.7)	13,550	11,288	20.0	20.7
Tax on profit	(1,090)	(1,243)	(12.3)	(10.9)	(4,587)	(3,396)	35.1	36.0
Underlying profit from continuing operations	2,285	2,347	(2.6)	(1.4)	8,963	7,892	13.6	14.1
Net profit from discontinued operations	—	—	—	—	—	0	(100.0)	(100.0)
Underlying consolidated profit	2,285	2,347	(2.6)	(1.4)	8,963	7,893	13.6	14.1
Minority interests	362	371	(2.5)	(1.3)	1,447	1,272	13.8	13.1
Underlying attributable profit to the Group	1,924	1,976	(2.7)	(1.4)	7,516	6,621	13.5	14.3
Net capital gains and provisions	(382)	(515)	(25.7)	(25.7)	(897)	(417)	115.2	117.0
Attributable profit to the Group	1,542	1,461	5.5	6.9	6,619	6,204	6.7	7.4

Underlying EPS (euros)*	0.113	0.118	(4.5)		0.463	0.429	7.8
Underlying diluted EPS (euros)*	0.111	0.119	(6.3)		0.461	0.428	7.8

EPS (euros)*	0.088	0.084	5.1		0.404	0.401	0.9
Diluted EPS (euros)*	0.087	0.085	2.7		0.403	0.399	0.9

Pro memoria:
Average total assets	1,460,976	1,458,196	0.2		1,407,681	1,337,661	5.2
Average stockholders’ equity	93,628	93,855	(0.2)		92,638	88,744	4.4

(*) Data adjusted to capital increase of July 2017.

 Net capital gains and provisions

    € million net of tax

4	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Consolidated financial report

 Quarterly income statement (including Popular)

    € million

	2016				2017
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net interest income	7,624	7,570	7,798	8,096	8,402	8,606	8,681	8,607
Net fee income	2,397	2,549	2,597	2,637	2,844	2,916	2,888	2,949
Gains (losses) on financial transactions	504	366	440	412	573	286	422	421
Other operating income	204	270	245	142	211	240	260	85
Dividends	44	209	37	124	41	238	31	75
Income from equity-accounted method	83	112	119	130	133	160	188	223
Other operating income/expenses	78	(51)	90	(112)	37	(157)	42	(213)
Gross income	10,730	10,755	11,080	11,288	12,029	12,049	12,252	12,062
Operating expenses	(5,158)	(5,227)	(5,250)	(5,453)	(5,543)	(5,648)	(5,766)	(5,961)
General administrative expenses	(4,572)	(4,632)	(4,692)	(4,828)	(4,915)	(4,983)	(5,161)	(5,267)
Personnel	(2,683)	(2,712)	(2,726)	(2,876)	(2,912)	(2,943)	(3,000)	(3,116)
Other general administrative expenses	(1,889)	(1,920)	(1,966)	(1,952)	(2,002)	(2,039)	(2,161)	(2,151)
Depreciation and amortisation	(586)	(595)	(558)	(626)	(629)	(665)	(605)	(694)
Net operating income	5,572	5,528	5,831	5,835	6,486	6,401	6,486	6,101
Net loan-loss provisions	(2,408)	(2,205)	(2,499)	(2,406)	(2,400)	(2,280)	(2,250)	(2,181)
Impairment losses on other assets	(44)	(29)	(16)	(159)	(68)	(63)	(54)	(230)
Other income	(389)	(515)	(376)	(432)	(707)	(785)	(591)	(315)
Underlying profit before taxes	2,732	2,779	2,940	2,838	3,311	3,273	3,591	3,375
Tax on profit	(810)	(915)	(904)	(767)	(1,125)	(1,129)	(1,243)	(1,090)
Underlying profit from continuing operations	1,922	1,864	2,036	2,071	2,186	2,144	2,347	2,285
Net profit from discontinued operations	—	0	(0)	0	—	—	—	—
Underlying consolidated profit	1,922	1,864	2,036	2,072	2,186	2,144	2,347	2,285
Minority interests	288	338	341	305	319	395	371	362
Underlying attributable profit to the Group	1,633	1,526	1,695	1,766	1,867	1,749	1,976	1,924
Net capital gains and provisions*	—	(248)	—	(169)	—	—	(515)	(382)
Attributable profit to the Group	1,633	1,278	1,695	1,598	1,867	1,749	1,461	1,542

Underlying EPS (euros)**	0.106	0.099	0.110	0.114	0.120	0.112	0.118	0.113
Underlying diluted EPS (euros)**	0.106	0.098	0.110	0.114	0.120	0.111	0.119	0.111

EPS (euros)**	0.106	0.082	0.110	0.103	0.120	0.112	0.084	0.088
Diluted EPS (euros)**	0.106	0.081	0.110	0.103	0.120	0.111	0.085	0.087

(*) Including :

–	In 2Q’16, capital gains from the disposal of the stake in VISA Europe (€227 million) and restructuring costs (-€475 million).

–	In 4Q’16 PPI UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

–	In 3Q’17, integration costs (Popular: -€300 million and Germany -€85 million) and charge for equity stakes and intangible assets (-€130 million).

–

In 4Q’17, capital gains from the disposal of the stake in Allfunds Bank (€297 million), USA fiscal reform (€73 million), goodwill charges (-€603 million) and in the US provisions for hurricanes, increased stake in Santander Consumer USA and other (-€149 million).

(**) Data adjusted to capital increase of July 2017.

FINANCIAL REPORT 2017	5

JANUARY - DECEMBER    » Consolidated financial report

Grupo Santander income statement (excluding Popular)

    € million

				Change				Change
	4Q’17	3Q’17	%	% w/o FX	2017	2016	%	% w/o FX
Net interest income	8,169	8,225	(0.7)	0.5	33,293	31,089	7.1	7.0
Net fee income	2,820	2,760	2.2	3.3	11,308	10,180	11.1	10.6
Gains (losses) on financial transactions	429	413	4.0	4.6	1,702	1,723	(1.2)	0.4
Other operating income	108	220	(50.9)	(49.6)	779	862	(9.6)	(8.6)
Dividends	71	30	135.3	130.5	378	413	(8.4)	(9.2)
Income from equity-accounted method	182	140	30.3	31.3	609	444	37.2	36.2
Other operating income/expenses	(145)	50	—	—	(209)	5	—	—
Gross income	11,526	11,617	(0.8)	0.4	47,082	43,853	7.4	7.3
Operating expenses	(5,571)	(5,379)	3.6	4.4	(22,045)	(21,088)	4.5	4.8
General administrative expenses	(4,912)	(4,822)	1.9	2.8	(19,544)	(18,723)	4.4	4.7
Personnel	(2,917)	(2,823)	3.3	4.1	(11,551)	(10,997)	5.0	5.2
Other general administrative expenses	(1,994)	(1,999)	(0.2)	0.8	(7,993)	(7,727)	3.4	3.9
Depreciation and amortisation	(660)	(557)	18.5	19.0	(2,501)	(2,364)	5.8	6.0
Net operating income	5,955	6,239	(4.5)	(3.1)	25,038	22,766	10.0	9.5
Net loan-loss provisions	(2,114)	(2,212)	(4.4)	(2.7)	(8,997)	(9,518)	(5.5)	(6.8)
Impairment losses on other assets	(228)	(54)	322.3	316.5	(413)	(247)	67.1	68.3
Other income	(309)	(598)	(48.4)	(46.2)	(2,380)	(1,712)	39.0	37.2
Underlying profit before taxes	3,305	3,375	(2.1)	(0.7)	13,248	11,288	17.4	18.0
Tax on profit	(1,104)	(1,194)	(7.5)	(6.1)	(4,548)	(3,396)	33.9	34.8
Underlying profit from continuing operations	2,200	2,180	0.9	2.2	8,700	7,892	10.2	10.8
Net profit from discontinued operations	—	—	—	—	—	0	(100.0)	(100.0)
Underlying consolidated profit	2,200	2,180	0.9	2.2	8,700	7,893	10.2	10.8
Minority interests	361	371	(2.7)	(1.4)	1,447	1,272	13.8	13.0
Underlying attributable profit to the Group	1,839	1,809	1.7	2.9	7,253	6,621	9.5	10.3
Net capital gains and provisions*	(382)	(215)	77.9	77.9	(597)	(417)	43.3	44.4
Attributable profit to the Group	1,457	1,594	(8.6)	(6.9)	6,656	6,204	7.3	8.0

(*) In 2017:

–

in 4Q, capital gains from the disposal of the stake in Allfunds Bank (€297 million), USA fiscal reform (€73 million), goodwill charges (-€603 million) and in the US provisions for hurricanes, increased stake in Santander Consumer USA and other (-€149 million)

–	in 3Q, integration costs in Germany (-€85 million) and charges for equity stakes and intangible assets (-€130 million).

In 2016, capital gains from the disposal of the stake in VISA Europe (€227 million), restructuring costs (-€475 million), PPI in the UK (-€137 million) and restatement of Santander Consumer USA (-€32 million).

6	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Consolidated financial report

Quarterly income statement (excluding Popular)

    € million

	2016				2017
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net interest income	7,624	7,570	7,798	8,096	8,402	8,497	8,225	8,169
Net fee income	2,397	2,549	2,597	2,637	2,844	2,885	2,760	2,820
Gains (losses) on financial transactions	504	366	440	412	573	287	413	429
Other operating income	204	270	245	142	211	240	220	108
Dividends	44	209	37	124	41	237	30	71
Income from equity-accounted method	83	112	119	130	133	154	140	182
Other operating income/expenses	78	(51)	90	(112)	37	(151)	50	(145)
Gross income	10,730	10,755	11,080	11,288	12,029	11,910	11,617	11,526
Operating expenses	(5,158)	(5,227)	(5,250)	(5,453)	(5,543)	(5,552)	(5,379)	(5,571)
General administrative expenses	(4,572)	(4,632)	(4,692)	(4,828)	(4,915)	(4,896)	(4,822)	(4,912)
Personnel	(2,683)	(2,712)	(2,726)	(2,876)	(2,912)	(2,899)	(2,823)	(2,917)
Other general administrative expenses	(1,889)	(1,920)	(1,966)	(1,952)	(2,002)	(1,997)	(1,999)	(1,994)
Depreciation and amortisation	(586)	(595)	(558)	(626)	(629)	(656)	(557)	(660)
Net operating income	5,572	5,528	5,831	5,835	6,486	6,358	6,239	5,955
Net loan-loss provisions	(2,408)	(2,205)	(2,499)	(2,406)	(2,400)	(2,272)	(2,212)	(2,114)
Impairment losses on other assets	(44)	(29)	(16)	(159)	(68)	(63)	(54)	(228)
Other income	(389)	(515)	(376)	(432)	(707)	(765)	(598)	(309)
Underlying profit before taxes	2,732	2,779	2,940	2,838	3,311	3,258	3,375	3,305
Tax on profit	(810)	(915)	(904)	(767)	(1,125)	(1,125)	(1,194)	(1,104)
Underlying profit from continuing operations	1,922	1,864	2,036	2,071	2,186	2,133	2,180	2,200
Net profit from discontinued operations	—	0	(0)	0	—	—	—	—
Underlying consolidated profit	1,922	1,864	2,036	2,072	2,186	2,133	2,180	2,200
Minority interests	288	338	341	305	319	395	371	361
Underlying attributable profit to the Group	1,633	1,526	1,695	1,766	1,867	1,738	1,809	1,839
Net capital gains and provisions*	—	(248)	—	(169)	—	—	(215)	(382)
Attributable profit to the Group	1,633	1,278	1,695	1,598	1,867	1,738	1,594	1,457

(*) Including :

–	In 2Q’16, capital gains from the disposal of the stake in VISA Europe (€227 million) and restructuring costs (-€475 million).

–	In 4Q’16 PPI UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

–	In 3Q’17, integration costs in Germany (-€85 million) and charge for equity stakes and intangible assets (-€130 million).

–

In 4Q’17, capital gains from the disposal of the stake in Allfunds Bank (€297 million), USA fiscal reform (€73 million), goodwill charges (-€603 million) and in the US provisions for hurricanes, increased stake in Santander Consumer USA and other (-€149 million).

FINANCIAL REPORT 2017	7

JANUARY - DECEMBER    » Consolidated financial report

Net fee income. Consolidated

    € million

	4Q’17	3Q’17	Chg. %	2017	2016	Chg. %
Fees from services	1,791	1,756	2.0	7,142	6,261	14.1
Mutual & pension funds	193	183	5.3	762	757	0.6
Securities and custody	259	262	(0.9)	1,079	913	18.2
Insurance	577	560	3.1	2,325	2,249	3.4
Group net fee income (Ex-Popular)	2,820	2,760	2.2	11,308	10,180	11.1
Popular	129	128		288
Group net fee income	2,949	2,888	2.1	11,597	10,180	13.9

Operating expenses. Consolidated

    € million

	4Q’17	3Q’17	Chg.%	2017	2016	Chg.%
Personnel expenses	2,917	2,823	3.3	11,551	10,997	5.0
General expenses	1,994	1,999	(0.2)	7,993	7,727	3.4
Information technology	340	263	29.2	1,219	1,094	11.4
Communications	120	141	(15.0)	513	499	2.8
Advertising	204	187	9.2	740	691	7.2
Buildings and premises	419	442	(5.3)	1,743	1,708	2.0
Printed and office material	33	31	4.5	131	146	(10.2)
Taxes (other than profit tax)	139	117	18.3	507	484	4.7
Other expenses	740	817	(9.3)	3,140	3,105	1.1
Personnel and general expenses	4,912	4,822	1.9	19,544	18,723	4.4
Depreciation and amortisation	660	557	18.5	2,501	2,364	5.8
Group operating expenses (Ex-Popular)	5,571	5,379	3.6	22,045	21,088	4.5
Popular	390	388		873
Group operating expenses	5,961	5,766	3.4	22,918	21,088	8.7

8	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Consolidated financial report

Operating means. Consolidated

		Employees			Branches
	31.12.17	31.12.16	Chg.	31.12.17	31.12.16	Chg.
Continental Europe	56,640	57,259	(619)	4,538	4,805	(267)
o/w: Spain	22,916	23,017	(101)	2,843	2,911	(68)
Santander Consumer Finance	15,131	14,928	203	546	567	(21)
Poland	11,572	12,001	(429)	576	658	(82)
Portugal	5,895	6,306	(411)	563	657	(94)
United Kingdom	25,971	25,688	283	808	844	(36)
Latin America	88,713	86,312	2,401	5,891	5,818	73
o/w: Brazil	47,135	46,728	407	3,465	3,431	34
Mexico	18,557	17,608	949	1,401	1,389	12
Chile	11,675	11,999	(324)	439	435	4
United States	17,560	17,509	51	683	768	(85)
Operating areas	188,884	186,768	2,116	11,920	12,235	(315)
Corporate Centre	1,784	1,724	60
Total Group (Ex-Popular)	190,668	188,492	2,176	11,920	12,235	(315)
Popular	11,583			1,777
Total Group	202,251	188,492	13,759	13,697	12,235	1,462

Net loan-loss provisions. Consolidated

    € million

	4Q’17	3Q’17	Chg. %	2017	2016	Chg. %
Non performing loans	2,473	2,463	0.4	10,612	11,097	(4.4)
Country-risk	(0)	2	—	5	3	69.0
Recovery of written-off assets	(359)	(254)	41.5	(1,621)	(1,582)	2.5
Group net loan-loss provisions (Ex-Popular)	2,114	2,212	(4.4)	8,997	9,518	(5.5)
Popular	68	38		114
Group net loan-loss provisions	2,181	2,250	(3.1)	9,111	9,518	(4.3)

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2017	2016	31.12.17	30.09.17	31.12.16
US dollar	1.127	1.106	1.199	1.181	1.054
Pound sterling	0.876	0.817	0.887	0.882	0.856
Brazilian real	3.594	3.831	3.973	3.764	3.431
Mexican peso	21.291	20.637	23.661	21.461	21.772
Chilean peso	731.538	747.500	736.922	754.533	707.612
Argentine peso	18.566	16.316	22.637	20.729	16.705
Polish zloty	4.256	4.362	4.177	4.304	4.410

FINANCIAL REPORT 2017	9

JANUARY - DECEMBER    » Consolidated financial report

 Balance sheet (including Banco Popular)

    € million

Assets	31.12.17	31.12.16	Change amount	%	31.12.15
Cash, cash balances at central banks and other demand deposits	110,995	76,454	34,541	45.2	77,751
Financial assets held for trading	125,458	148,187	(22,729)	(15.3)	146,346
Debt securities	36,351	48,922	(12,571)	(25.7)	43,964
Equity instruments	21,353	14,497	6,856	47.3	18,225
Loans and advances to customers	8,815	9,504	(689)	(7.3)	6,081
Loans and advances to central banks and credit institutions	1,696	3,221	(1,525)	(47.3)	1,352
Derivatives	57,243	72,043	(14,800)	(20.5)	76,724
Financial assets designated at fair value	34,781	31,609	3,172	10.0	45,043
Loans and advances to customers	20,475	17,596	2,879	16.4	14,293
Loans and advances to central banks and credit institutions	9,889	10,069	(180)	(1.8)	26,403
Other (debt securities an equity instruments)	4,417	3,944	473	12.0	4,347
Available-for-sale financial assets	133,271	116,774	16,497	14.1	122,036
Debt securities	128,481	111,287	17,194	15.5	117,187
Equity instruments	4,790	5,487	(697)	(12.7)	4,849
Loans and receivables	903,013	840,004	63,009	7.5	836,156
Debt securities	17,543	13,237	4,306	32.5	10,907
Loans and advances to customers	819,625	763,370	56,255	7.4	770,474
Loans and advances to central banks and credit institutions	65,845	63,397	2,448	3.9	54,775
Held-to-maturity investments	13,491	14,468	(977)	(6.8)	4,355
Investments in subsidaries. joint ventures and associates	6,184	4,836	1,348	27.9	3,251
Tangible assets	22,975	23,286	(311)	(1.3)	25,320
Intangible assets	28,683	29,421	(738)	(2.5)	29,430
o/w: goodwill	25,769	26,724	(955)	(3.6)	26,960
Other assets	65,454	54,086	11,368	21.0	50,572
Total assets	1,444,305	1,339,125	105,180	7.9	1,340,260

Liabilities and shareholders’ equity
Financial liabilities held for trading	107,624	108,765	(1,141)	(1.0)	105,218
Customer deposits	28,179	9,996	18,183	181.9	9,187
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	574	1,395	(821)	(58.9)	2,255
Derivatives	57,892	74,369	(16,477)	(22.2)	76,414
Other	20,979	23,005	(2,026)	(8.8)	17,362
Financial liabilities designated at fair value	59,617	40,263	19,354	48.1	54,768
Customer deposits	28,945	23,345	5,600	24.0	26,357
Debt securities issued	3,056	2,791	265	9.5	3,373
Deposits by central banks and credit institutions	27,027	14,127	12,900	91.3	25,037
Other	589	—	589	—	1
Financial liabilities measured at amortized cost	1,126,069	1,044,240	81,829	7.8	1,039,343
Customer deposits	720,606	657,770	62,836	9.6	647,598
Debt securities issued	214,910	226,078	(11,168)	(4.9)	222,787
Deposits by central banks and credit institutions	162,714	133,876	28,838	21.5	148,081
Other	27,839	26,516	1,323	5.0	20,877
Liabilities under insurance contracts	1,117	652	465	71.4	627
Provisions	14,490	14,459	31	0.2	14,494
Other liabilities	28,556	28,047	509	1.8	27,057
Total liabilities	1,337,472	1,236,426	101,046	8.2	1,241,507
Shareholders’ equity	116,265	105,977	10,288	9.7	102,402
Capital stock	8,068	7,291	777	10.7	7,217
Reserves	103,608	94,149	9,459	10.0	90,765
Attributable profit to the Group	6,619	6,204	415	6.7	5,966
Less: dividends	(2,029)	(1,667)	(362)	21.7	(1,546)
Accumulated other comprehensive income	(21,777)	(15,039)	(6,738)	44.8	(14,362)
Minority interests	12,344	11,761	583	5.0	10,713
Total equity	106,832	102,699	4,133	4.0	98,753
Total liabilities and equity	1,444,305	1,339,125	105,180	7.9	1,340,260

10	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Consolidated financial report

 Customer loans. Consolidated

    € million

	31.12.17	31.12.16	Change amount	%	31.12.15
Commercial bills	25,680	23,894	1,786	7.5	18,486
Secured loans	434,384	454,676	(20,291)	(4.5)	481,221
Other term loans	233,762	232,289	1,473	0.6	217,829
Finance leases	26,569	25,357	1,212	4.8	22,900
Receivable on demand	5,081	8,102	(3,020)	(37.3)	8,504
Credit cards receivable	21,792	21,363	428	2.0	20,270
Impaired assets	27,175	32,573	(5,398)	(16.6)	36,133
Gross customer loans (w/o repos)	774,443	798,254	(23,811)	(3.0)	805,341
Repos	18,378	16,609	1,769	10.7	12,024
Gross customer loans	792,821	814,863	(22,041)	(2.7)	817,366
Loan-loss allowances	19,424	24,393	(4,969)	(20.4)	26,517
Group net customer loans (Ex-Popular)	773,398	790,470	(17,072)	(2.2)	790,848
Popular	75,516
Group net customer loans	848,914	790,470	58,444	7.4	790,848

 Non-performing loans by quarter (excluding Popular)

    € million

			2016				2017
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Balance at beginning of period	37,094	36,148	36,291	34,646	33,643	32,158	29,745	29,434
Net additions	1,668	2,221	1,763	1,710	1,583	2,255	2,324	2,263
Increase in scope of consolidation	13	664	21	36	18	—	—	—
Exchange rate differences and other	72	869	(44)	315	536	(854)	(150)	(305)
Write-offs	(2,699)	(3,612)	(3,385)	(3,063)	(3,623)	(3,813)	(2,485)	(3,288)
Balance at period-end	36,148	36,291	34,646	33,643	32,158	29,745	29,434	28,104

FINANCIAL REPORT 2017	11

JANUARY - DECEMBER    » Consolidated financial report

 Credit risk management. December 2017

	NPL	Change (b.p.)		Coverage
	ratio	QoQ	YoY	ratio
Spain	4.72	(27)	(69)	45.9
Spain’s real estate activity	87.47	(317)	97	48.4
Consumer Finance	2.50	(10)	(18)	101.4
Poland	4.57	(13)	(85)	68.2
Portugal	5.71	(122)	(310)	59.1
United Kingdom	1.33	1	(8)	32.0
Brazil	5.29	(3)	(61)	92.6
Mexico	2.69	13	(7)	97.5
Chile	4.96	1	(9)	58.2
Argentina	2.50	16	101	100.1
USA	2.79	23	51	170.2
Banco Popular	10.75	(42)	—	48.7

 Credit risk management. (Excluding Popular)

    € million

	31.12.17	31.12.16	% Chg.	31.12.15
Non-performing loans	28,104	33,643	(16.5)	37,094
NPL ratio (%)	3.38	3.93		4.36
Loan-loss allowances	19,906	24,835	(19.8)	27,121
For impaired assets	12,505	15,466	(19.1)	17,707
For other assets	7,401	9,369	(21.0)	9,414
Coverage ratio (%)	70.8	73.8		73.1
Cost of credit (%)	1.12	1.18		1.25

 Real estate activity Grupo Santander*. Net value

    € million

	Sep’17	Dec’17
Real estate assets	4,575	4,653
- Foreclosed	3,372	3,455
- Rentals	1,203	1,198
Non-performing real estate loans	1,325	1,012
Assets + non-performing real estate	5,900	5,665

(*) Including Banco Santander’s Real Estate Activity Spain and Banco Popular’s

 Trading portfolios*. VaR by geographic region

    € million

	2017		2016
Fourth quarter	Average	Latest	Average

Total	16.9	10.2	20.4
Europe	6.5	6.4	7.9
United States and Asia	2.0	1.2	2.1
Latin America	16.6	8.4	16.6
Global activities	0.4	0.2	0.5

(*) Activity performance in Global Corporate Banking financial markets

 Trading portfolios*. VaR by market factor

    € million

Fourth quarter	Min.	Avg.	Max.	Last
VaR total	9.7	16.9	29.1	10.2

Diversification effect	(3.5)	(7.7)	(11.3)	(7.6)
Interest rate VaR	7.7	11.0	17.2	7.9
Equity VaR	1.6	3.1	5.0	1.9
FX VaR	2.3	6.6	13.5	3.3
Credit spreads VaR	3.0	3.9	4.7	4.6
Commodities VaR	—	—	—	—

(*) Activity performance in Global Corporate Banking financial markets

12	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Consolidated financial report

 Customer funds. Consolidated

    € million

	31.12.17	31.12.16	Change amount	%	31.12.15
Demand deposits	486,716	467,261	19,455	4.2	443,096
Time deposits	173,046	181,089	(8,043)	(4.4)	202,666
Mutual funds	155,794	147,416	8,378	5.7	129,077
Customer deposits w/o repos + Mutual funds	815,556	795,766	19,790	2.5	774,839
Pension funds	11,566	11,298	268	2.4	11,376
Managed portfolios	24,203	23,793	410	1.7	25,808
Subtotal	851,326	830,858	20,468	2.5	812,023
Repos	53,009	42,761	10,248	24.0	37,380
Group customer funds (Ex-Popular)	904,334	873,618	30,716	3.5	849,403
Popular	81,369
Group customer funds	985,703	873,618	112,085	12.8	849,403

FINANCIAL REPORT 2017	13

JANUARY - DECEMBER    » Consolidated financial report

 Eligible capital (fully loaded)*

€ million
	31.12.17	31.12.16	Change amount	%	31.12.15
Capital stock and reserves	111,362	101,437	9,925	9.8	98,193
Attributable profit	6,619	6,204	415	6.7	5,966
Dividends	(2,998)	(2,469)	(529)	21.4	(2,268)
Other retained earnings	(23,108)	(16,116)	(6,992)	43.4	(15,448)
Minority interests	7,228	6,784	443	6.5	6,148
Goodwill and intangible assets	(28,537)	(28,405)	(132)	0.5	(28,254)
Other deductions	(5,004)	(5,368)	365	(6.8)	(5,633)
Core CET1	65,563	62,068	3,495	5.6	58,705
Preferred shares and other eligible T1	7,730	5,767	1,964	34.1	5,504
Tier 1	73,293	67,834	5,458	8.0	64,209
Generic funds and eligible T2 instruments	14,295	13,749	546	4.0	11,996
Eligible capital	87,588	81,584	6,004	7.4	76,205
Risk-weighted assets	605,064	588,088	16,976	2.9	583,917

CET1 capital ratio	10.84	10.55	0.29		10.05
T1 capital ratio	12.11	11.53	0.58		11.00
Total capital ratio	14.48	13.87	0.61		13.05

(*) 31.12.17 including Popular

 Eligible capital. December 2017*

€ million

	Phased-in	Fully-loaded
CET1	74,173	65,563
Basic capital	77,283	73,293
Eligible capital	90,706	87,588
Risk-weighted assets	605,064	605,064

CET1 capital ratio	12.26	10.84
T1 capital ratio	12.77	12.11
Total capital ratio	14.99	14.48

(*) including Popular

14	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » The Santander share

 The Santander share. December 2017

Shareholders and trading data
Shareholders (number)	4,029,630
Shares (number)	16,136,153,582
Average daily turnover (no. of shares)	79,301,441
Share liquidity (%) (Number of shares traded during the year / number of shares)	133

Price movements during the year
Highest*	6.246
Lowest*	4.838
Last (29.12.17)	5.479
Market capitalisation (million) (29.12.17)	88,410

Stock market indicators
Price / Tangible book value (X)	1.32
P/E ratio (X)	13.56
Yield** (%)	3.92

(*)  Figures adjusted to capital increase of July 2017.

(**) Total dividend for 2017 / 2017 average share price

FINANCIAL REPORT 2017	15

JANUARY - DECEMBER    » Business information

» DESCRIPTION OF THE BUSINESSES

In 2017 Grupo Santander is maintaining the same general criteria applied in 2016, as well as the business segments, with the following exceptions:

•

In the second quarter of 2016, and in order to make it comparable with the same period of 2015, the contribution to the Single Resolution Fund (SRF) of €120 million net was reclassified to “Net capital gains and provisions” from “Other operating results.” In the fourth quarter, this reclassification was reversed. In the information presented here, and in order to facilitate the quarterly comparison, the contribution to the SRF is recorded in “Other operating results”. This change affects the composition of the consolidated Group accounts, Spain, Santander Consumer Finance and Portugal, but not the attributable profit.

•

Assigning to the various countries and global segments the capital gains and non-recurring provisions that were being presented in the Corporate Centre. They relate to the second and fourth quarters of 2016 and affect the attributable profit of the units of Spain (-€216 million), Santander Consumer Finance (+€25 million), Poland (+€29 million), United Kingdom (-€30 million), United States (-€32 million) and, as a counterpart of all of them, the Corporate Centre itself (+€231 million). The Group’s total attributable profit does not change.

•	Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Global Corporate Banking. This change has no impact on the geographic businesses.

The financial statements of each business unit have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico and Chile are set out.

United States. Includes the holding Santander Holdings USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities and the New York branch.

Global businesses. The activity of the operating units is distributed by the type of business: Retail Banking, Santander Global Corporate Banking and Spain Real Estate Activity.

Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the Global Customer Relationship Model. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

Santander Global Corporate Banking (SGCB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with commercial banking customers), as well as equities business.

The acquired perimeter of Banco Popular is temporarily presented separately.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity via issues.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

16	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Business information by geographic area

Net operating income			/ 3Q’17			/ 2016
€ million	4Q’17	%	% w/o FX	2017	%	% w/o FX
Continental Europe	1,506	(8.9)	(8.8)	6,338	5.2	4.9
o/w: Spain	528	(15.0)	(15.0)	2,434	5.3	5.3
Santander Consumer Finance	625	(3.9)	(3.5)	2,506	6.3	6.2
Poland	218	4.5	3.9	814	10.8	8.1
Portugal	143	(14.9)	(14.9)	595	(4.0)	(4.0)
United Kingdom	623	(11.3)	(12.3)	2,855	0.2	7.4
Latin America	3,361	(2.4)	0.4	13,779	24.4	20.6
o/w: Brazil	2,223	(3.3)	(0.5)	9,193	34.3	26.0
Mexico	485	(9.6)	(3.5)	2,078	7.8	11.2
Chile	382	8.9	7.4	1,498	4.4	2.1
United States	824	(4.3)	(4.2)	3,761	(13.2)	(11.6)
Operating areas	6,314	(5.2)	(3.8)	26,734	10.1	9.7
Corporate Centre	(359)	(14.3)	(14.3)	(1,696)	11.9	11.9
Total Group (Excluding Popular)	5,955	(4.6)	(3.1)	25,038	10.0	9.5
Popular	146			436
Total Group	6,101	(5.9)	(4.5)	25,473	11.9	11.4

Attributable profit to the Group			/ 3Q’17			/ 2016
€ million	4Q’17	%	% w/o FX	2017	%	% w/o FX
Continental Europe*	735	(2.0)	(1.9)	2,953	13.6	13.4
o/w: Spain*	265	(14.8)	(14.8)	1,180	15.4	15.4
Santander Consumer Finance*	311	0.6	1.0	1,254	14.7	14.6
Poland*	81	6.7	6.1	300	10.4	7.7
Portugal	104	0.5	0.5	440	10.2	10.2
United Kingdom*	297	(21.2)	(22.0)	1,498	(10.9)	(4.4)
Latin America	1,114	4.2	6.7	4,284	26.5	24.0
o/w: Brazil	642	(2.6)	0.2	2,544	42.5	33.7
Mexico	178	(2.0)	4.1	710	12.9	16.5
Chile	146	2.3	1.2	586	14.1	11.7
United States*	71	(24.4)	(23.5)	408	3.2	5.2
Operating areas*	2,217	(3.2)	(2.1)	9,143	13.4	14.1
Corporate Centre*	(378)	(21.3)	(21.3)	(1,889)	31.3	31.3
Total Group (Excluding Popular)*	1,839	1.7	2.9	7,253	9.5	10.3
Popular*	85			263
Total Group*	1,924	(2.7)	(1.4)	7,516	13.5	14.3
Net capital gains and provisions	(382)	(25.7)	(25.7)	(897)	115.2	117.0
Total Group	1,542	5.5	6.9	6,619	6.7	7.4

(*) In the units, underlying attributable profit (excluding net capital gains and provisions)

Gross customer loans w/o repos			/ 3Q’17			/ 2016
€ million	4Q’17	%	% w/o FX	2017	%	% w/o FX
Continental Europe	307,340	1.1	1.0	307,340	1.6	1.6
o/w: Spain	148,585	(0.2)	(0.2)	148,585	(1.6)	(1.6)
Santander Consumer Finance	92,431	3.9	4.4	92,431	5.3	6.2
Poland	22,974	3.4	0.3	22,974	11.0	5.1
Portugal	31,296	0.3	0.3	31,296	7.8	7.8
United Kingdom	235,783	0.0	0.7	235,783	(2.8)	0.8
Latin America	151,542	(2.1)	2.3	151,542	(4.8)	6.7
o/w: Brazil	74,341	(1.7)	3.8	74,341	(7.4)	7.2
Mexico	26,962	(8.1)	1.3	26,962	(3.8)	4.6
Chile	38,249	2.6	0.2	38,249	(1.4)	2.7
United States	75,389	(1.7)	(0.2)	75,389	(15.9)	(4.3)
Operating areas	770,054	(0.2)	1.0	770,054	(3.0)	1.7
Total Group (Excluding Popular)	774,443	(0.4)	0.8	774,443	(3.0)	1.7
Popular	79,533	(0.0)	(0.0)	79,533
Total Group	853,976	(0.4)	0.7	853,976	7.0	12.1

Customer funds (deposits w/o repos + mutual funds)			/ 3Q’17			/ 2016
€ million	4Q’17	%	% w/o FX	2017	%	% w/o FX
Continental Europe	352,726	3.3	3.1	352,726	9.3	9.0
o/w: Spain	251,196	4.6	4.6	251,196	11.7	11.7
Santander Consumer Finance	35,398	(1.1)	(0.6)	35,398	1.0	1.7
Poland	27,803	3.6	0.6	27,803	7.4	1.7
Portugal	32,213	0.6	0.6	32,213	2.5	2.5
United Kingdom	210,305	1.2	1.8	210,305	(0.1)	3.5
Latin America	193,264	(4.6)	0.3	193,264	3.1	16.4
o/w: Brazil	106,959	(5.4)	(0.1)	106,959	7.2	24.2
Mexico	35,548	(8.0)	1.4	35,548	(2.4)	6.0
Chile	33,104	(0.3)	(2.7)	33,104	(4.2)	(0.2)
United States	59,329	(2.6)	(1.1)	59,329	(20.0)	(9.0)
Operating areas	815,624	0.3	1.8	815,624	2.6	7.6
Total Group (Excluding Popular)	815,849	0.3	1.8	815,849	2.5	7.5
Popular	74,286	(6.3)	(6.3)	74,286
Total Group	890,135	(0.2)	1.1	890,135	11.9	17.3

FINANCIAL REPORT 2017	17

JANUARY - DECEMBER    » Business information by geographic area

 Continental Europe (Excluding Popular) (€ million)

		/ 3Q’17			/ 2016
P&L	4Q’17	%	% w/o FX	2017	%	% w/o FX
Net interest income	2,066	(0.5)	(0.3)	8,267	1.3	1.0
Net fee income	1,003	3.5	3.4	3,882	11.0	10.7
Gains (losses) on financial transactions	157	(10.1)	(10.2)	625	(23.5)	(23.7)
Other operating income	49	(55.8)	(55.7)	379	14.6	15.4
Gross income	3,275	(1.6)	(1.6)	13,154	2.7	2.5
Operating expenses	(1,769)	5.4	5.5	(6,815)	0.5	0.3
General administrative expenses	(1,646)	5.4	5.5	(6,343)	0.0	(0.2)
Personnel	(837)	3.4	3.5	(3,277)	0.6	0.4
Other general administrative expenses	(808)	7.6	7.7	(3,066)	(0.6)	(0.8)
Depreciation and amortisation	(123)	5.4	5.5	(472)	7.7	7.3
Net operating income	1,506	(8.9)	(8.8)	6,338	5.2	4.9
Net loan-loss provisions	(221)	(15.4)	(15.4)	(995)	(25.9)	(26.1)
Other income	(119)	(36.3)	(36.3)	(726)	8.2	7.9
Underlying profit before taxes	1,166	(3.2)	(3.1)	4,617	15.1	14.7
Tax on profit	(331)	(6.4)	(6.3)	(1,283)	18.4	18.1
Underlying profit from continuing operations	835	(1.9)	(1.8)	3,334	13.9	13.5
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	835	(1.9)	(1.8)	3,334	13.9	13.5
Minority interests	100	(1.2)	(1.3)	381	15.5	14.4
Underlying attributable profit to the Group	735	(2.0)	(1.9)	2,953	13.6	13.4
Net capital gains and provisions*	(0)	(99.7)	(99.7)	(85)	(49.5)	(49.3)
Attributable profit to the Group	735	10.5	10.6	2,868	18.0	17.7
(*) In 2017, integration costs in Germany. In 2016, capital gains from the disposal of the stake in VISA Europe.

Balance sheet
Customer loans	307,339	1.4	1.3	307,339	3.4	3.5
Cash, central banks and credit institutions	114,658	0.9	0.9	114,658	48.5	49.0
Debt securities	82,893	2.5	2.3	82,893	2.8	2.5
o/w: available for sale	56,820	0.9	0.6	56,820	4.3	3.9
Other financial assets	38,234	3.4	3.4	38,234	(6.0)	(6.0)
Other assets	26,300	1.5	1.5	26,300	8.0	8.6
Total assets	569,424	1.6	1.5	569,424	9.5	9.6
Customer deposits	289,605	2.6	2.4	289,605	7.3	7.0
Central banks and credit institutions	135,901	1.0	1.1	135,901	29.2	30.2
Debt securities issued	50,704	3.7	4.1	50,704	(4.4)	(4.0)
Other financial liabilities	43,558	(6.9)	(7.0)	43,558	(11.2)	(11.2)
Other liabilities	13,713	6.1	6.0	13,713	45.1	44.7
Total liabilities	533,480	1.5	1.5	533,480	9.6	9.7
Total equity	35,944	1.7	1.6	35,944	7.3	7.4

Other managed and marketed customer funds	85,557	5.0	4.8	85,557	16.2	16.1
Mutual funds	64,401	5.8	5.6	64,401	19.2	18.9
Pension funds	11,566	1.9	1.9	11,566	2.4	2.4
Managed portfolios	9,590	3.5	3.6	9,590	15.3	16.8

Pro memoria:
Loans w/o repos	307,340	1.1	1.0	307,340	1.6	1.6
Funds (customer deposits w/o repos + mutual funds)	352,726	3.3	3.1	352,726	9.3	9.0

Ratios (%) and operating means
Underlying RoTE	9.53	(0.33)		9.83	1.32
Efficiency ratio (with amortisations)	54.0	3.6		51.8	(1.1)
NPL ratio	4.50	(0.45)		4.50	(1.42)
NPL coverage	58.0	(0.1)		58.0	(2.0)
Number of employees	56,640	(0.1)		56,640	(1.1)
Number of branches	4,538	(1.2)		4,538	(5.6)

18	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Business information by geographic area

 Spain (Excluding Popular) (€ million)

P&L	4Q’17	% / 3Q’17	2017	% / 2016
Net interest income	686	(5.5)	2,909	(5.5)
Net fee income	562	10.3	2,067	16.1
Gains (losses) on financial transactions	121	0.9	429	(28.0)
Other operating income	(0)	—	289	87.0
Gross income	1,368	(4.7)	5,694	1.5
Operating expenses	(841)	3.2	(3,259)	(1.1)
General administrative expenses	(792)	2.7	(3,080)	(2.4)
Personnel	(398)	(0.7)	(1,597)	(2.1)
Other general administrative expenses	(394)	6.4	(1,482)	(2.7)
Depreciation and amortisation	(49)	11.3	(180)	28.1
Net operating income	528	(15.0)	2,434	5.3
Net loan-loss provisions	(110)	5.8	(513)	(12.3)
Other income	(23)	(59.2)	(207)	(22.6)
Underlying profit before taxes	395	(14.3)	1,714	17.5
Tax on profit	(128)	(12.0)	(518)	24.4
Underlying profit from continuing operations	267	(15.4)	1,197	14.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	267	(15.4)	1,197	14.7
Minority interests	2	(57.4)	17	(18.2)
Underlying attributable profit to the Group	265	(14.8)	1,180	15.4
Net capital gains and provisions*	—	—	—	(100.0)
Attributable profit to the Group	265	(14.8)	1,180	46.4
(*) In 2016, capital gains from the disposal of the stake in VISA Europe and restructuring costs.

Balance sheet
Customer loans	153,632	(0.0)	153,632	0.5
Cash, central banks and credit institutions	89,585	6.6	89,585	65.3
Debt securities	61,836	2.5	61,836	6.5
o/w: available for sale	42,780	0.5	42,780	10.5
Other financial assets	35,391	3.7	35,391	(6.2)
Other assets	10,354	(0.0)	10,354	9.3
Total assets	350,798	2.4	350,798	12.3
Customer deposits	193,639	3.9	193,639	9.5
Central banks and credit institutions	79,146	4.3	79,146	52.0
Debt securities issued	16,713	1.8	16,713	(19.9)
Other financial liabilities	41,168	(7.8)	41,168	(12.3)
Other liabilities	7,883	12.0	7,883	88.3
Total liabilities	338,549	2.5	338,549	12.5
Total equity	12,249	1.5	12,249	6.5

Other managed and marketed customer funds	77,221	4.9	77,221	15.9
Mutual funds	58,438	5.7	58,438	18.4
Pension funds	10,563	1.5	10,563	2.0
Managed portfolios	8,221	3.3	8,221	18.6

Pro memoria:
Loans w/o repos	148,585	(0.2)	148,585	(1.6)
Funds (customer deposits w/o repos + mutual funds)	251,196	4.6	251,196	11.7

Ratios (%) and operating means
Underlying RoTE	8.83	(1.70)	10.11	1.22
Efficiency ratio (with amortisations)	61.4	4.7	57.2	(1.5)
NPL ratio	4.72	(0.27)	4.72	(0.69)
NPL coverage	45.9	0.7	45.9	(2.4)
Number of employees	22,916	0.1	22,916	(0.4)
Number of branches	2,843	(0.5)	2,843	(2.3)

FINANCIAL REPORT 2017	19

JANUARY - DECEMBER    » Business information by geographic area

 Santander Consumer Finance (€ million)

		/ 3Q’17			/ 2016
P&L	4Q’17	%	% w/o FX	2017	%	% w/o FX
Net interest income	906	0.9	1.3	3, 571	5.3	5.2
Net fee income	204	(8.7)	(8.6)	878	1.9	1.8
Gains (losses) on financial transactions	3	—	—	3	—	—
Other operating income	19	29.2	27.4	32	41.0	45.8
Gross income	1,132	(0.3)	0.1	4,484	5.2	5.1
Operating expenses	(506)	4.6	4.9	(1,978)	3.9	3.8
General administrative expenses	(461)	4.9	5.2	(1,798)	4.6	4.5
Personnel	(220)	7.3	7.6	(848)	4.7	4.6
Other general administrative expenses	(240)	2.8	3.1	(951)	4.5	4.4
Depreciation and amortisation	(46)	1.5	1.9	(180)	(3.0)	(3.1)
Net operating income	625	(3.9)	(3.5)	2,506	6.3	6.2
Net loan-loss provisions	(58)	(34.9)	(34.7)	(266)	(31.4)	(31.5)
Other income	(55)	85.1	85.1	(157)	(6.4)	(6.5)
Underlying profit before taxes	512	(3.6)	(3.3)	2,083	15.5	15.4
Tax on profit	(138)	(13.9)	(13.5)	(588)	12.9	12.8
Underlying profit from continuing operations	373	0.8	1.1	1,495	16.6	16.5
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	373	0.8	1.1	1,495	16.6	16.5
Minority interests	62	1.9	1.8	241	27.9	27.5
Underlying attributable profit to the Group	311	0.6	1.0	1,254	14.7	14.6
Net capital gains and provisions*	(0)	(99.7)	(99.7)	(85)	—	—
Attributable profit to the Group	311	38.6	39.1	1,168	4.5	4.4

(*) In 2017, integration costs in Germany. In 2016, capital gains from the disposal of the stake in VISA Europe.

Balance sheet
Customer loans	90,091	4.0	4.6	90,091	5.8	6.7
Cash, central banks and credit institutions	4,895	(8.4)	(7.6)	4,895	(31.5)	(30.3)
Debt securities	3,220	(10.5)	(10.4)	3,220	(18.0)	(17.1)
o/w: available for sale	3,220	(9.1)	(8.9)	3,220	(15.8)	(14.9)
Other financial assets	22	(8.0)	(7.5)	22	(43.5)	(41.8)
Other assets	3,508	(0.5)	(0.3)	3,508	5.2	5.7
Total assets	101,735	2.7	3.2	101,735	2.1	3.0
Customer deposits	35,443	(1.1)	(0.6)	35,443	1.1	1.8
Central banks and credit institutions	23,342	6.5	6.9	23,342	(0.1)	0.9
Debt securities issued	28,694	5.4	6.0	28,694	2.9	4.0
Other financial liabilities	996	11.3	11.2	996	14.5	14.4
Other liabilities	3,637	(3.8)	(3.6)	3,637	10.9	11.3
Total liabilities	92,112	2.7	3.2	92,112	1.8	2.7
Total equity	9,623	2.0	2.7	9,623	5.1	6.3

Other managed and marketed customer funds	8	2.6	2.6	8	4.9	4.9
Mutual funds	2	(0.5)	(0.5)	2	(13.4)	(13.4)
Pension funds	6	3.3	3.3	6	10.6	10.6
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Loans w/o repos	92,431	3.9	4.4	92,431	5.3	6.2
Funds (customer deposits w/o repos + mutual funds)	35,398	(1.1)	(0.6)	35,398	1.0	1.7

Ratios (%) and operating means
Underlying RoTE	15.72	(0.25)		16.44	1.60
Efficiency ratio (with amortisations)	44.7	2.1		44.1	(0.6)
NPL ratio	2.50	(0.10)		2.50	(0.18)
NPL coverage	101.4	(2.9)		101.4	(7.7)
Number of employees	15,131	0.6		15,131	1.4
Number of branches	546	(0.5)		546	(3.7)

20	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Business information by geographic area

 Poland (€ million)

		/ 3Q’17			/ 2016
P&L	4Q’17	%	% w/o FX	2017	%	% w/o FX
Net interest income	243	3.2	2.6	928	11.4	8.6
Net fee income	116	1.9	1.3	443	10.8	8.1
Gains (losses) on financial transactions	13	(1.3)	(1.9)	52	(38.2)	(39.7)
Other operating income	5	—	—	(3)	39.8	36.4
Gross income	378	5.5	4.9	1,419	8.0	5.4
Operating expenses	(160)	6.8	6.2	(605)	4.5	1.9
General administrative expenses	(145)	7.9	7.3	(548)	5.1	2.5
Personnel	(82)	2.8	2.2	(319)	5.4	2.9
Other general administrative expenses	(63)	15.4	14.8	(229)	4.6	2.0
Depreciation and amortisation	(14)	(3.2)	(3.8)	(58)	(0.8)	(3.2)
Net operating income	218	4.5	3.9	814	10.8	8.1
Net loan-loss provisions	(40)	11.0	10.4	(137)	(5.2)	(7.5)
Other income	(19)	(33.6)	(34.2)	(96)	16.8	13.9
Underlying profit before taxes	159	10.3	9.7	581	14.3	11.6
Tax on profit	(43)	26.6	26.0	(148)	22.7	19.8
Underlying profit from continuing operations	116	5.3	4.7	432	11.7	9.0
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	116	5.3	4.7	432	11.7	9.0
Minority interests	35	2.1	1.5	132	14.8	12.1
Underlying attributable profit to the Group	81	6.7	6.1	300	10.4	7.7
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	81	6.7	6.1	300	(0.4)	(2.8)
(*) In 2016, capital gains from the disposal of the stake in VISA Europe and restructuring costs.

Balance sheet
Customer loans	22,220	3.4	0.4	22,220	11.2	5.3
Cash, central banks and credit institutions	1,661	(10.0)	(12.6)	1,661	(17.8)	(22.2)
Debt securities	6,786	14.0	10.6	6,786	7.7	2.0
o/w: available for sale	5,959	7.6	4.5	5,959	3.2	(2.3)
Other financial assets	491	(14.5)	(17.0)	491	(8.5)	(13.3)
Other assets	1,014	10.4	7.1	1,014	7.8	2.1
Total assets	32,171	4.5	1.4	32,171	8.0	2.3
Customer deposits	24,255	4.7	1.6	24,255	6.5	0.8
Central banks and credit institutions	952	(2.6)	(5.5)	952	15.5	9.4
Debt securities issued	821	16.6	13.2	821	62.8	54.2
Other financial liabilities	523	(2.4)	(5.3)	523	2.3	(3.1)
Other liabilities	684	(4.9)	(7.7)	684	(25.4)	(29.3)
Total liabilities	27,235	4.3	1.3	27,235	6.7	1.0
Total equity	4,936	5.6	2.5	4,936	16.4	10.2

Other managed and marketed customer funds	4,007	5.6	2.5	4,007	25.2	18.5
Mutual funds	3,900	5.4	2.3	3,900	25.1	18.5
Pension funds	—	—	—	—	—	—
Managed portfolios	108	12.7	9.4	108	28.4	21.7

Pro memoria:
Loans w/o repos	22,974	3.4	0.3	22,974	11.0	5.1
Funds (customer deposits w/o repos + mutual funds)	27,803	3.6	0.6	27,803	7.4	1.7

Ratios (%) and operating means
Underlying RoTE	11.95	0.32		11.56	(0.00)
Efficiency ratio (with amortisations)	42.2	0.5		42.6	(1.4)
NPL ratio	4.57	(0.13)		4.57	(0.85)
NPL coverage	68.2	0.6		68.2	7.2
Number of employees	11,572	(1.0)		11,572	(3.6)
Number of branches	576	(2.7)		576	(12.5)

FINANCIAL REPORT 2017	21

JANUARY - DECEMBER    » Business information by geographic area

Portugal (Excluding Popular) (€ million)

P&L	4Q’17	% / 3Q’17	2017	% / 2016
Net interest income	181	2.0	697	(4.9)
Net fee income	84	(0.2)	341	8.7
Gains (losses) on financial transactions	8	(75.8)	84	(25.4)
Other operating income	8	(27.9)	24	(53.2)
Gross income	281	(7.8)	1,145	(5.3)
Operating expenses	(138)	0.9	(550)	(6.7)
General administrative expenses	(128)	0.8	(512)	(7.1)
Personnel	(80)	(1.6)	(326)	(3.9)
Other general administrative expenses	(49)	5.1	(186)	(12.3)
Depreciation and amortisation	(9)	1.9	(38)	0.3
Net operating income	143	(14.9)	595	(4.0)
Net loan-loss provisions	12	—	12	—
Other income	(1)	(87.3)	(35)	3.0
Underlying profit before taxes	155	8.8	573	7.5
Tax on profit	(50)	31.3	(130)	(0.4)
Underlying profit from continuing operations	105	0.6	442	10.1
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	105	0.6	442	10.1
Minority interests	1	25.0	2	(5.0)
Underlying attributable profit to the Group	104	0.5	440	10.2
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	104	0.5	440	10.2

Balance sheet
Customer loans	30,210	1.2	30,210	10.5
Cash, central banks and credit institutions	4,517	(9.3)	4,517	83.7
Debt securities	10,018	(0.5)	10,018	(13.8)
o/w: available for sale	4,066	3.4	4,066	(28.5)
Other financial assets	1,602	0.1	1,602	(3.9)
Other assets	1,855	4.2	1,855	6.4
Total assets	48,202	(0.2)	48,202	7.5
Customer deposits	30,269	0.2	30,269	0.9
Central banks and credit institutions	8,452	(3.0)	8,452	25.4
Debt securities issued	4,477	(0.4)	4,477	17.7
Other financial liabilities	327	3.6	327	(6.2)
Other liabilities	1,008	13.8	1,008	70.9
Total liabilities	44,534	(0.2)	44,534	7.3
Total equity	3,668	0.5	3,668	10.1

Other managed and marketed customer funds	3,423	7.0	3,423	23.6
Mutual funds	1,944	8.3	1,944	35.4
Pension funds	998	5.7	998	6.9
Managed portfolios	482	4.4	482	19.9

Pro memoria:
Loans w/o repos	31,296	0.3	31,296	7.8
Funds (customer deposits w/o repos + mutual funds)	32,213	0.6	32,213	2.5

Ratios (%) and operating means
Underlying RoTE	11.32	(0.47)	12.70	(0.34)
Efficiency ratio (with amortisations)	49.0	4.2	48.0	(0.7)
NPL ratio	5.71	(1.22)	5.71	(3.10)
NPL coverage	59.1	(1.3)	59.1	(4.6)
Number of employees	5,895	(2.1)	5,895	(6.5)
Number of branches	563	(4.1)	563	(14.3)

22	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Business information by geographic area

United Kingdom (€ million)

		/ 3Q’17			/ 2016
P&L	4Q’17	%	% w/o FX	2017	%	% w/o FX
Net interest income	1,048	(2.2)	(3.3)	4,363	(0.9)	6.2
Net fee income	243	(1.1)	(2.3)	1,003	(2.8)	4.3
Gains (losses) on financial transactions	30	(51.9)	(52.1)	282	(11.5)	(5.1)
Other operating income	23	33.0	31.7	68	11.1	19.2
Gross income	1,344	(3.8)	(4.9)	5,716	(1.7)	5.4
Operating expenses	(721)	3.9	2.6	(2,861)	(3.6)	3.4
General administrative expenses	(626)	2.9	1.6	(2,513)	(5.4)	1.5
Personnel	(339)	2.3	1.1	(1,358)	(4.3)	2.6
Other general administrative expenses	(287)	3.6	2.3	(1,156)	(6.6)	0.1
Depreciation and amortisation	(95)	10.5	9.2	(348)	11.9	20.0
Net operating income	623	(11.3)	(12.3)	2,855	0.2	7.4
Net loan-loss provisions	(81)	22.6	22.4	(205)	251.3	276.7
Other income	(101)	13.5	10.9	(466)	37.5	47.4
Underlying profit before taxes	441	(19.5)	(20.2)	2,184	(10.9)	(4.5)
Tax on profit	(137)	(16.8)	(17.7)	(662)	(10.1)	(3.6)
Underlying profit from continuing operations	304	(20.6)	(21.4)	1,523	(11.3)	(4.8)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	304	(20.6)	(21.4)	1,523	(11.3)	(4.8)
Minority interests	7	23.3	21.2	25	(30.3)	(25.3)
Underlying attributable profit to the Group	297	(21.2)	(22.0)	1,498	(10.9)	(4.4)
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	297	(21.2)	(22.0)	1,498	(9.2)	(2.7)

(*) In 2016, capital gains from the disposal of the stake in VISA Europe, restructuring costs and PPI.

Balance sheet
Customer loans	243,617	(1.3)	(0.7)	243,617	(3.0)	0.5
Cash, central banks and credit institutions	56,762	7.5	8.2	56,762	54.9	60.5
Debt securities	26,188	1.1	1.8	26,188	(6.6)	(3.2)
o/w: available for sale	9,887	(4.8)	(4.2)	9,887	(19.0)	(16.1)
Other financial assets	24,690	7.1	7.8	24,690	(7.9)	(4.6)
Other assets	9,974	(2.5)	(1.9)	9,974	(18.3)	(15.3)
Total assets	361,230	0.7	1.3	361,230	1.8	5.5
Customer deposits	230,504	1.4	2.0	230,504	8.7	12.6
Central banks and credit institutions	27,833	(0.3)	0.3	27,833	28.9	33.6
Debt securities issued	61,112	0.5	1.2	61,112	(14.1)	(10.9)
Other financial liabilities	21,167	(3.7)	(3.1)	21,167	(24.2)	(21.4)
Other liabilities	4,310	2.7	3.4	4,310	(17.4)	(14.5)
Total liabilities	344,926	0.8	1.4	344,926	2.1	5.8
Total equity	16,304	(2.2)	(1.6)	16,304	(4.2)	(0.7)

Other managed and marketed customer funds	8,657	2.2	2.8	8,657	1.1	4.7
Mutual funds	8,543	2.2	2.8	8,543	1.1	4.8
Pension funds	—	—	—	—	—	—
Managed portfolios	114	(0.4)	0.2	114	(2.8)	0.7

Pro memoria:
Loans w/o repos	235,783	0.0	0.7	235,783	(2.8)	0.8
Funds (customer deposits w/o repos + mutual funds)	210,305	1.2	1.8	210,305	(0.1)	3.5

Ratios (%) and operating means
Underlying RoTE	8.22	(2.37)		10.26	(0.30)
Efficiency ratio (with amortisations)	53.6	3.9		50.1	(1.0)
NPL ratio	1.33	0.01		1.33	(0.08)
NPL coverage	32.0	0.5		32.0	(0.9)
Number of employees	25,971	1.0		25,971	1.1
Number of branches	808	(1.5)		808	(4.3)

FINANCIAL REPORT 2017	23

JANUARY - DECEMBER    » Business information by geographic area

Latin America (€ million)

		/ 3Q’17			/ 2016
P&L	4Q’17	%	% w/o FX	2017	%	% w/o FX
Net interest income	4,005	0.6	3.4	15,944	19.5	15.8
Net fee income	1,368	3.2	5.8	5,490	19.8	16.7
Gains (losses) on financial transactions	202	(20.1)	(17.2)	1,012	25.5	26.5
Other operating income	(26)	—	—	27	(14.4)	(27.6)
Gross income	5,550	(0.7)	2.0	22,473	19.8	16.4
Operating expenses	(2,189)	2.0	4.6	(8,694)	13.0	10.3
General administrative expenses	(1,984)	1.9	4.5	(7,877)	12.4	9.7
Personnel	(1,104)	2.5	5.0	(4,366)	12.4	9.5
Other general administrative expenses	(880)	1.3	4.0	(3,511)	12.5	10.0
Depreciation and amortisation	(205)	2.6	5.2	(817)	19.3	15.8
Net operating income	3,361	(2.4)	0.4	13,779	24.4	20.6
Net loan-loss provisions	(1,165)	(5.1)	(2.1)	(4,973)	1.3	(2.6)
Other income	(243)	(24.3)	(20.9)	(1,329)	69.3	60.6
Underlying profit before taxes	1,953	3.2	5.7	7,477	39.1	36.2
Tax on profit	(623)	0.5	3.2	(2,380)	74.6	70.8
Underlying profit from continuing operations	1,330	4.5	6.9	5,097	27.0	24.5
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	1,330	4.5	6.9	5,097	27.0	24.5
Minority interests	216	5.7	7.9	814	29.5	26.9
Underlying attributable profit to the Group	1,114	4.2	6.7	4,284	26.5	24.0
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	1,114	4.2	6.7	4,284	26.5	24.0

Balance sheet
Customer loans	146,133	(2.1)	2.2	146,133	(4.0)	7.6
Cash, central banks and credit institutions	55,934	0.2	5.9	55,934	(17.0)	(5.3)
Debt securities	57,364	(7.7)	(2.1)	57,364	(9.4)	2.5
o/w: available for sale	32,475	(8.9)	(3.6)	32,475	11.1	24.5
Other financial assets	14,226	0.1	6.2	14,226	(23.9)	(15.4)
Other assets	17,160	(3.2)	2.1	17,160	(10.5)	2.0
Total assets	290,818	(2.8)	2.2	290,818	(9.3)	2.2
Customer deposits	141,543	(3.4)	1.5	141,543	(1.5)	11.2
Central banks and credit institutions	39,212	(4.1)	1.3	39,212	(17.6)	(7.6)
Debt securities issued	34,434	(1.7)	2.4	34,434	(27.4)	(18.5)
Other financial liabilities	36,084	1.3	7.1	36,084	(12.8)	(1.4)
Other liabilities	10,994	(3.5)	1.7	10,994	(2.6)	10.3
Total liabilities	262,267	(2.7)	2.3	262,267	(10.0)	1.4
Total equity	28,550	(3.8)	1.0	28,550	(2.6)	10.1

Other managed and marketed customer funds	80,779	(5.6)	(0.7)	80,779	(0.9)	12.7
Mutual funds	74,482	(5.5)	(0.4)	74,482	(0.7)	13.1
Pension funds	—	—	—	—	—	—
Managed portfolios	6,297	(6.1)	(3.9)	6,297	(2.8)	7.7

Pro memoria:
Loans w/o repos	151,542	(2.1)	2.3	151,542	(4.8)	6.7
Funds (customer deposits w/o repos + mutual funds)	193,264	(4.6)	0.3	193,264	3.1	16.4

Ratios (%) and operating means
Underlying RoTE	18.80	0.66		18.04	2.48
Efficiency ratio (with amortisations)	39.4	1.0		38.7	(2.3)
NPL ratio	4.50	0.05		4.50	(0.31)
NPL coverage	84.8	(5.1)		84.8	(2.5)
Number of employees	88,713	1.3		88,713	2.8
Number of branches	5,891	1.3		5,891	1.3

24	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Business information by geographic area

Brazil (€ million)

		/ 3Q’17			/ 2016
P&L	4Q’17	%	% w/o FX	2017	%	% w/o FX
Net interest income	2,530	0.3	2.9	10,078	25.0	17.3
Net fee income	929	7.0	9.3	3,640	23.8	16.2
Gains (losses) on financial transactions	75	(31.7)	(28.0)	510	114.2	100.9
Other operating income	(22)	—	—	46	(42.6)	(46.2)
Gross income	3,512	(0.8)	1.8	14,273	26.1	18.3
Operating expenses	(1,289)	3.6	6.1	(5,080)	13.5	6.5
General administrative expenses	(1,165)	4.0	6.5	(4,571)	13.0	6.0
Personnel	(635)	0.4	3.0	(2,565)	13.9	6.8
Other general administrative expenses	(530)	8.7	11.1	(2,006)	11.9	4.9
Depreciation and amortisation	(124)	(0.1)	2.5	(509)	18.7	11.4
Net operating income	2,223	(3.3)	(0.5)	9,193	34.3	26.0
Net loan-loss provisions	(814)	(0.6)	2.0	(3,395)	0.5	(5.7)
Other income	(211)	(21.3)	(18.1)	(1,186)	70.3	59.7
Underlying profit before taxes	1,198	(1.0)	1.8	4,612	66.4	56.1
Tax on profit	(460)	(0.9)	1.9	(1,725)	123.2	109.4
Underlying profit from continuing operations	738	(1.1)	1.7	2,887	44.4	35.5
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	738	(1.1)	1.7	2,887	44.4	35.5
Minority interests	97	10.0	12.5	343	60.7	50.8
Underlying attributable profit to the Group	642	(2.6)	0.2	2,544	42.5	33.7
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	642	(2.6)	0.2	2,544	42.5	33.7

Balance sheet
Customer loans	70,454	(1.3)	4.2	70,454	(6.7)	8.1
Cash, central banks and credit institutions	34,920	(6.5)	(1.3)	34,920	(15.6)	(2.2)
Debt securities	38,693	(10.9)	(5.9)	38,693	(9.0)	5.4
o/w: available for sale	21,321	(13.0)	(8.2)	21,321	31.0	51.7
Other financial assets	5,798	(4.0)	1.4	5,798	(31.7)	(20.9)
Other assets	11,825	(4.8)	0.5	11,825	(13.5)	0.1
Total assets	161,690	(5.2)	0.1	161,690	(10.9)	3.2
Customer deposits	70,074	(5.6)	(0.4)	70,074	(3.3)	12.0
Central banks and credit institutions	23,591	(5.8)	(0.6)	23,591	(13.4)	0.3
Debt securities issued	20,056	(6.2)	(1.0)	20,056	(36.7)	(26.7)
Other financial liabilities	23,783	(1.6)	3.8	23,783	(4.8)	10.3
Other liabilities	7,536	(6.0)	(0.8)	7,536	(0.3)	15.4
Total liabilities	145,040	(5.1)	0.1	145,040	(11.5)	2.5
Total equity	16,650	(5.9)	(0.7)	16,650	(5.3)	9.7

Other managed and marketed customer funds	58,479	(6.0)	(0.7)	58,479	(1.9)	13.6
Mutual funds	54,779	(5.7)	(0.5)	54,779	(1.7)	13.8
Pension funds	—	—	—	—	—	—
Managed portfolios	3,700	(9.1)	(4.0)	3,700	(5.1)	9.9

Pro memoria:
Loans w/o repos	74,341	(1.7)	3.8	74,341	(7.4)	7.2
Funds (customer deposits w/o repos + mutual funds)	106,959	(5.4)	(0.1)	106,959	7.2	24.2

Ratios (%) and operating means
Underlying RoTE	17.19	(0.42)		16.91	3.07
Efficiency ratio (with amortisations)	36.7	1.6		35.6	(3.9)
NPL ratio	5.29	(0.03)		5.29	(0.61)
NPL coverage	92.6	(5.0)		92.6	(0.5)
Number of employees	47,135	1.9		47,135	0.9
Number of branches	3,465	1.3		3,465	1.0

FINANCIAL REPORT 2017	25

JANUARY - DECEMBER    » Business information by geographic area

Mexico (€ million)

		/ 3Q’17			/ 2016
P&L	4Q’17	%	% w/o FX	2017	%	% w/o FX
Net interest income	630	(7.8)	(1.8)	2,601	9.1	12.5
Net fee income	181	(7.5)	(1.5)	749	5.4	8.7
Gains (losses) on financial transactions	39	56.1	65.9	150	0.4	3.6
Other operating income	(20)	73.3	78.7	(40)	(6.7)	(3.8)
Gross income	830	(7.0)	(0.9)	3,460	8.0	11.5
Operating expenses	(345)	(3.1)	3.0	(1,382)	8.4	11.9
General administrative expenses	(316)	(2.6)	3.5	(1,258)	7.7	11.1
Personnel	(178)	9.3	15.6	(653)	7.7	11.1
Other general administrative expenses	(138)	(14.6)	(8.8)	(606)	7.8	11.2
Depreciation and amortisation	(30)	(7.7)	(1.8)	(124)	16.5	20.2
Net operating income	485	(9.6)	(3.5)	2,078	7.8	11.2
Net loan-loss provisions	(187)	(22.1)	(16.2)	(905)	8.8	12.3
Other income	(24)	469.4	484.7	(39)	31.1	35.2
Underlying profit before taxes	274	(6.3)	(0.2)	1,134	6.3	9.7
Tax on profit	(49)	(18.9)	(13.0)	(230)	(6.9)	(3.9)
Underlying profit from continuing operations	225	(2.9)	3.2	904	10.3	13.8
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	225	(2.9)	3.2	904	10.3	13.8
Minority interests	46	(6.3)	(0.1)	194	1.7	5.0
Underlying attributable profit to the Group	178	(2.0)	4.1	710	12.9	16.5
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	178	(2.0)	4.1	710	12.9	16.5

Balance sheet
Customer loans	26,462	(9.0)	0.4	26,462	(3.1)	5.3
Cash, central banks and credit institutions	9,956	11.6	23.0	9,956	(25.5)	(19.0)
Debt securities	13,676	(2.5)	7.5	13,676	(3.2)	5.2
o/w: available for sale	6,971	(5.7)	3.9	6,971	(1.6)	6.9
Other financial assets	5,627	(4.6)	5.1	5,627	(27.1)	(20.8)
Other assets	2,481	(3.7)	6.2	2,481	(4.2)	4.1
Total assets	58,203	(3.8)	6.1	58,203	(10.6)	(2.9)
Customer deposits	30,392	(3.0)	6.9	30,392	5.1	14.2
Central banks and credit institutions	8,247	(16.2)	(7.6)	8,247	(26.8)	(20.5)
Debt securities issued	5,168	4.8	15.5	5,168	(4.2)	4.1
Other financial liabilities	7,680	7.2	18.2	7,680	(39.3)	(34.0)
Other liabilities	1,779	(2.0)	8.0	1,779	(12.7)	(5.1)
Total liabilities	53,267	(3.3)	6.6	53,267	(11.6)	(3.9)
Total equity	4,936	(8.7)	0.6	4,936	1.7	10.5

Other managed and marketed customer funds	9,919	(5.9)	3.8	9,919	(3.2)	5.3
Mutual funds	9,919	(5.9)	3.8	9,919	(3.2)	5.3
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Loans w/o repos	26,962	(8.1)	1.3	26,962	(3.8)	4.6
Funds (customer deposits w/o repos + mutual funds)	35,548	(8.0)	1.4	35,548	(2.4)	6.0

Ratios (%) and operating means
Underlying RoTE	19.45	0.07		19.50	4.05
Efficiency ratio (with amortisations)	41.6	1.7		39.9	0.1
NPL ratio	2.69	0.13		2.69	(0.07)
NPL coverage	97.5	(12.8)		97.5	(6.3)
Number of employees	18,557	1.9		18,557	5.4
Number of branches	1,401	—		1,401	0.9

26	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Business information by geographic area

Chile (€ million)

		/ 3Q’17			/ 2016
P&L	4Q’17	%	% w/o FX	2017	%	% w/o FX
Net interest income	492	11.7	10.0	1,907	2.3	0.1
Net fee income	91	(2.2)	(3.4)	391	10.9	8.6
Gains (losses) on financial transactions	43	(35.8)	(35.6)	213	3.6	1.4
Other operating income	4	14.0	13.2	12	—	—
Gross income	630	4.3	2.9	2,523	4.2	2.0
Operating expenses	(248)	(2.2)	(3.3)	(1,025)	3.9	1.7
General administrative expenses	(218)	(4.4)	(5.4)	(918)	2.5	0.3
Personnel	(144)	0.7	(0.4)	(574)	2.9	0.7
Other general administrative expenses	(74)	(13.0)	(13.8)	(344)	1.9	(0.3)
Depreciation and amortisation	(30)	17.4	15.8	(108)	17.9	15.4
Net operating income	382	8.9	7.4	1,498	4.4	2.1
Net loan-loss provisions	(110)	1.9	0.5	(462)	(10.1)	(12.0)
Other income	3	(72.7)	(71.8)	23	—	—
Underlying profit before taxes	276	8.3	6.9	1,059	18.4	15.9
Tax on profit	(57)	26.5	24.5	(200)	25.7	23.0
Underlying profit from continuing operations	218	4.3	3.1	859	16.9	14.4
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	218	4.3	3.1	859	16.9	14.4
Minority interests	72	8.5	7.2	273	23.2	20.6
Underlying attributable profit to the Group	146	2.3	1.2	586	14.1	11.7
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	146	2.3	1.2	586	14.1	11.7

Balance sheet
Customer loans	37,153	2.5	0.1	37,153	(1.4)	2.7
Cash, central banks and credit institutions	4,321	8.3	5.8	4,321	(27.4)	(24.4)
Debt securities	4,143	23.6	20.7	4,143	(22.5)	(19.3)
o/w: available for sale	3,490	28.4	25.4	3,490	(27.1)	(24.1)
Other financial assets	2,789	24.1	21.2	2,789	12.7	17.4
Other assets	1,949	5.4	2.9	1,949	(5.6)	(1.7)
Total assets	50,355	5.6	3.1	50,355	(5.9)	(2.0)
Customer deposits	26,043	0.9	(1.5)	26,043	(4.7)	(0.7)
Central banks and credit institutions	5,491	29.5	26.5	5,491	(23.4)	(20.3)
Debt securities issued	8,967	5.6	3.2	8,967	(11.9)	(8.2)
Other financial liabilities	3,598	9.0	6.5	3,598	28.8	34.1
Other liabilities	1,222	7.4	4.9	1,222	(0.3)	3.8
Total liabilities	45,321	5.4	3.0	\45,321	(6.9)	(3.0)
Total equity	5,034	6.9	4.4	5,034	4.4	8.7

Other managed and marketed customer funds	9,761	(4.3)	(6.5)	9,761	(1.4)	2.6
Mutual funds	7,163	(5.3)	(7.5)	7,163	(2.2)	1.9
Pension funds	—	—	—	—	—	—
Managed portfolios	2,597	(1.4)	(3.7)	2,597	0.6	4.8

Pro memoria:
Loans w/o repos	38,249	2.6	0.2	38,249	(1.4)	2.7
Funds (customer deposits w/o repos + mutual funds)	33,104	(0.3)	(2.7)	33,104	(4.2)	(0.2)

Ratios (%) and operating means
Underlying RoTE	17.62	(0.61)		17.89	0.72
Efficiency ratio (with amortisations)	39.3	(2.6)		40.6	(0.1)
NPL ratio	4.96	0.01		4.96	(0.09)
NPL coverage	58.2	(0.3)		58.2	(0.9)
Number of employees	11,675	0.0		11,675	(2.7)
Number of branches	439	8.1		439	0.9

FINANCIAL REPORT 2017	27

JANUARY - DECEMBER    » Business information by geographic area

 United States (Excluding Popular) (€ million)

		/ 3Q’17			/ 2016
P&L	4Q’17	%	% w/o FX	2017	%	% w/o FX
Net interest income	1,273	(3.5)	(3.3)	5,569	(5.9)	(4.1)
Net fee income	222	(1.4)	(1.3)	971	(11.9)	(10.2)
Gains (losses) on financial transactions	10	—	—	9	(58.0)	(57.2)
Other operating income	91	13.4	11.8	410	(16.6)	(15.0)
Gross income	1,596	(0.5)	(0.5)	6,959	(7.6)	(5.8)
Operating expenses	(773)	4.0	3.9	(3,198)	(0.0)	1.9
General administrative expenses	(693)	4.1	4.0	(2,875)	(0.3)	1.6
Personnel	(396)	(0.0)	0.1	(1,664)	1.7	3.7
Other general administrative expenses	(298)	10.2	9.7	(1,211)	(2.9)	(1.0)
Depreciation and amortisation	(79)	3.0	3.0	(324)	2.4	4.4
Net operating income	824	(4.3)	(4.2)	3,761	(13.2)	(11.6)
Net loan-loss provisions	(638)	0.5	0.4	(2,780)	(13.4)	(11.7)
Other income	(31)	—	—	(90)	(0.4)	1.5
Underlying profit before taxes	155	(31.1)	(29.8)	892	(13.9)	(12.3)
Tax on profit	(45)	(35.8)	(34.1)	(256)	(27.9)	(26.5)
Underlying profit from continuing operations	109	(29.0)	(27.8)	636	(6.6)	(4.9)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	109	(29.0)	(27.8)	636	(6.6)	(4.9)
Minority interests	39	(36.1)	(34.5)	228	(20.3)	(18.7)
Underlying attributable profit to the Group	71	(24.4)	(23.5)	408	3.2	5.2
Net capital gains and provisions*	(76)	—	—	(76)	133.6	138.1
Attributable profit to the Group	(5)	—	—	332	(8.4)	(6.7)

(*) In 2017, fiscal reform, provisions for hurricanes, increased stake in Santander Consumer USA and other. In 2016, restatement of Santander Consumer USA.

Balance sheet
Customer loans	71,963	(1.7)	(0.2)	71,963	(15.7)	(4.1)
Cash, central banks and credit institutions	13,300	1.6	3.2	13,300	(21.6)	(10.8)
Debt securities	13,843	(15.2)	(13.9)	13,843	(22.8)	(12.2)
o/w: available for sale	11,775	(17.9)	(16.6)	11,775	(23.7)	(13.2)
Other financial assets	3,368	16.6	18.4	3,368	(5.5)	7.5
Other assets	11,914	(3.8)	(2.2)	11,914	(11.9)	0.2
Total assets	114,388	(3.0)	(1.5)	114,388	(16.7)	(5.3)
Customer deposits	51,189	(3.2)	(1.7)	51,189	(20.6)	(9.6)
Central banks and credit institutions	15,884	1.3	2.9	15,884	(28.7)	(18.8)
Debt securities issued	26,176	(3.0)	(1.5)	26,176	(0.6)	13.1
Other financial liabilities	2,503	(8.0)	(6.5)	2,503	(13.9)	(2.0)
Other liabilities	3,437	(19.1)	(17.8)	3,437	(27.9)	(18.0)
Total liabilities	99,189	(3.2)	(1.7)	99,189	(17.8)	(6.5)
Total equity	15,199	(1.4)	0.1	15,199	(8.7)	3.9

Other managed and marketed customer funds	16,432	(4.1)	(2.6)	16,432	(12.7)	(0.7)
Mutual funds	8,367	0.4	2.0	8,367	(15.9)	(4.3)
Pension funds	—	—	—	—	—	—
Managed portfolios	8,065	(8.4)	(6.9)	8,065	(9.2)	3.3

Pro memoria:
Loans w/o repos	75,389	(1.7)	(0.2)	75,389	(15.9)	(4.3)
Funds (customer deposits w/o repos + mutual funds)	59,329	(2.6)	(1.1)	59,329	(20.0)	(9.0)

Ratios (%) and operating means
Underlying RoTE	1.69	(1.31)		3.12	0.01
Efficiency ratio (with amortisations)	48.4	2.1		46.0	3.5
NPL ratio	2.79	0.23		2.79	0.51
NPL coverage	170.2	(17.3)		170.2	(44.2)
Number of employees	17,560	(0.0)		17,560	0.3
Number of branches	683	(1.6)		683	(11.1)

28	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Business information by geographic area

Corporate Centre (€ million)

P&L	4Q’17	3Q’17%		2017	2016	%
Net interest income	(223)	(220)	1.2	(851)	(739)	15.1
Net fee income	(17)	(7)	158.2	(38)	(31)	21.3
Gains (losses) on financial transactions	30	(56)	—	(227)	(243)	(6.6)
Other operating income	(28)	(17)	65.3	(104)	(52)	99.5
Gross income	(239)	(300)	(20.5)	(1,220)	(1,066)	14.5
Operating expenses	(120)	(118)	1.5	(476)	(450)	5.8
Net operating income	(359)	(419)	(14.3)	(1,696)	(1,516)	11.9
Net loan-loss provisions	(8)	(22)	(62.2)	(45)	2	—
Other income	(43)	(54)	(21.2)	(181)	(75)	142.8
Underlying profit before taxes	(410)	(494)	(17.1)	(1,923)	(1,589)	21.0
Tax on profit	32	14	128.6	32	141	(77.1)
Underlying profit from continuing operations	(378)	(481)	(21.4)	(1,890)	(1,448)	30.5
Net profit from discontinued operations	—	—	—	—	0	(100.0)
Underlying consolidated profit	(378)	(481)	(21.4)	(1,890)	(1,448)	30.6
Minority interests	(0)	(0)	(35.1)	(1)	(9)	(86.0)
Underlying attributable profit to the Group	(378)	(480)	(21.3)	(1,889)	(1,439)	31.3
Net capital gains and provisions*	(306)	(130)	135.7	(436)	(186)	134.9
Attributable profit to the Group	(684)	(610)	12.1	(2,326)	(1,625)	43.1

(*) In 2017, charge for equity stakes an intangible assets, capital gains from the disposal of the stake in Allfunds Bank and goodwill charges. In 2016, restructuring costs.

Balance sheet
Debt securities	1,768	1,488	18.8	1,768	1,374	28.7
Goodwill	25,769	25,855	(0.3)	25,769	26,724	(3.6)
Capital assigned to Group areas	83,045	85,441	(2.8)	83,045	78,537	5.7
Other financial assets	7,841	9,140	(14.2)	7,841	9,872	(20.6)
Other assets	14,929	14,485	3.1	14,929	15,648	(4.6)
Total assets	133,353	136,408	(2.2)	133,353	132,154	0.9
Debt securities issued	35,030	36,213	(3.3)	35,030	30,922	13.3
Other financial liabilities	3,381	856	294.8	3,381	4,042	(16.4)
Other liabilities	8,092	9,088	(11.0)	8,092	12,422	(34.9)
Total liabilities	46,502	46,157	0.7	46,502	47,387	(1.9)
Total equity	86,850	90,251	(3.8)	86,850	84,768	2.5

Other managed and marketed customer funds	2	3	(40.9)	2	—	—
Mutual funds	2	3	(40.9)	2	—	—
Pension funds	0	0	—	0	—	—
Managed portfolios	—	—	—	—	—	—

Operating means
Number of employees	1,784	1,709	4.4	1,784	1,724	3.5

FINANCIAL REPORT 2017	29

JANUARY - DECEMBER    » Business information by geographic area

Retail Banking (€ million)

			/ 3Q’17			/ 2016
P&L	4Q’17	%	% w/o FX	2017	%	% w/o FX
Net interest income	7,812	(0.4)	0.7	31,701	8.0	7.9
Net fee income	2,444	3.2	4.3	9,718	10.4	9.8
Gains (losses) on financial transactions	214	94.8	92.7	706	0.8	3.4
Other operating income	50	(77.5)	(75.5)	631	14.0	17.1
Gross income	10,520	(0.2)	0.9	42,755	8.5	8.4
Operating expenses	(4,874)	3.3	4.2	(19,374)	4.7	4.9
Net operating income	5,646	(3.1)	(1.8)	23,381	11.9	11.5
Net loan-loss provisions	(1,872)	(9.2)	(7.3)	(8,174)	(6.0)	(7.2)
Other income	(425)	(19.8)	(18.2)	(2,387)	41.5	39.8
Underlying profit before taxes	3,349	3.5	4.4	12,820	22.0	22.7
Tax on profit	(1,038)	1.5	2.6	(3,914)	35.6	36.5
Underlying profit from continuing operations	2,311	4.4	5.3	8,906	16.9	17.5
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	2,311	4.4	5.3	8,906	16.9	17.5
Minority interests	331	2.0	3.1	1,282	16.2	15.9
Underlying attributable profit to the Group	1,980	4.8	5.7	7,624	17.0	17.8
Net capital gains and provisions*	(76)	(10.6)	(10.6)	(161)	(6.8)	(5.0)
Attributable profit to the Group	1,904	5.5	6.4	7,463	17.6	18.4

Pro memoria:
Loans w/o repos	681,191	0.5	1.6	681,191	(1.6)	3.1
Funds (customer deposits w/o repos + mutual funds)	739,935	0.7	2.0	739,935	1.6	6.5

(*)

In 2017, integration costs, USA fiscal reform and increased stake in Santander Consumer USA. In 2016, capital gains from the disposal of the stake in VISA Europe, restructuring costs, PPI in the UK and restatement of Santander Consumer USA.

Global Corporate Banking (€ million)

		/ 3Q’17			/ 2016
P&L	4Q’17	%	% w/o FX	2017	%	% w/o FX
Net interest income	587	(3.8)	(2.0)	2,478	(2.0)	(2.5)
Net fee income	393	(1.0)	0.1	1,627	15.7	15.9
Gains (losses) on financial transactions	186	(48.3)	(46.1)	1,224	(2.6)	(1.9)
Other operating income	72	874.4	727.7	224	(22.7)	(23.9)
Gross income	1,239	(9.9)	(8.4)	5,552	1.3	1.2
Operating expenses	(519)	5.3	6.0	(1,988)	3.7	4.8
Net operating income	719	(18.3)	(16.5)	3,564	0.0	(0.7)
Net loan-loss provisions	(207)	82.3	81.8	(690)	4.9	0.8
Other income	(29)	28.8	29.6	(70)	(7.5)	(7.3)
Underlying profit before taxes	484	(35.1)	(32.9)	2,804	(0.9)	(0.9)
Tax on profit	(133)	(39.3)	(36.8)	(802)	1.9	2.3
Underlying profit from continuing operations	350	(33.3)	(31.2)	2,002	(2.0)	(2.1)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	350	(33.3)	(31.2)	2,002	(2.0)	(2.1)
Minority interests	30	(38.4)	(35.4)	181	3.8	0.9
Underlying attributable profit to the Group	320	(32.8)	(30.8)	1,821	(2.5)	(2.4)
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	320	(32.8)	(30.8)	1,821	0.7	0.8

Pro memoria:
Loans w/o repos	87,015	(4.3)	(2.5)	87,015	(10.8)	(5.4)
Funds (customer deposits w/o repos + mutual funds)	75,642	(2.9)	(0.8)	75,642	13.8	19.9

(*)	In 2016, restructuring costs.

30	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Business information by geographic area

Popular (€ million)

P&L	4Q’17	% / 3Q’17	2017*
Net interest income	438	(4.0)	1,003
Net fee income	129	0.5	288
Gains (losses) on financial transactions	(8)	—	1
Other operating income	(23)	—	17
Gross income	536	(15.6)	1,309
Operating expenses	(390)	0.5	(873)
General administrative expenses	(355)	4.8	(781)
Personnel	(199)	12.3	(421)
Other general administrative expenses	(156)	(3.5)	(360)
Depreciation and amortisation	(34)	(29.2)	(92)
Net operating income	146	(40.9)	436
Net loan-loss provisions	(68)	77.0	(114)
Other income	(8)	—	(20)
Underlying profit before taxes	71	(67.3)	302
Tax on profit	14	—	(39)
Underlying profit from continuing operations	85	(49.1)	263
Net profit from discontinued operations	—	—	—
Underlying consolidated profit	85	(49.1)	263
Minority interests	0	—	0
Underlying attributable profit to the Group	85	(49.5)	263
Net capital gains and provisions**	—	(100.0)	(300)
Attributable profit to the Group	85	—	(37)

(*) Results consolidated into Grupo Santander as of 7 June 2017. (**) Restructuring costs.

Balance sheet
Customer loans	75,516	(0.3)
Cash, central banks and credit institutions	14,025	(8.9)
Debt securities	17,457	(7.2)
o/w: available for sale	16,171	(3.1)
Other financial assets	1,709	(2.6)
Other assets	18,246	(0.1)
Total assets	126,953	(2.3)
Customer deposits	64,960	(7.0)
Central banks and credit institutions	37,279	5.5
Debt securities issued	10,661	(1.8)
Other financial liabilities	2,460	15.3
Other liabilities	3,666	(27.1)
Total liabilities	119,026	(3.4)
Total equity	7,927	16.8

Other managed and marketed customer funds	16,409	(2.6)
Mutual funds	9,619	(1.1)
Pension funds	4,600	(2.0)
Managed portfolios	2,190	(9.9)

Pro memoria:
Loans w/o repos	79,533	(0.0)
Funds (customer deposits w/o repos + mutual funds)	74,286	(6.3)

FINANCIAL REPORT 2017	31

JANUARY - DECEMBER    » Consolidated summarised financial statements

NOTE:

The financial information for the 2017 and 2016 corresponds to that included in the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

 Consolidated income statement (€ million)

	2017	2016
Interest income	56,041	55,156
Interest expense	(21,745)	(24,067)
NET INTEREST INCOME	34,296	31,089
Dividend income	384	413
Share of results of entities accounted for using the equity method	704	444
Commission income	14,579	12,943
Commission expense	(2,982)	(2,763)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss. net	404	869
Gain or losses on financial assets and liabilities held for trading. net	1,252	2,456
Gain or losses on financial assets and liabilities measured at fair value through profit or loss. net	(85)	426
Gain or losses from hedge accounting. net	(11)	(23)
Exchange rate differences. net	105	(1,627)
Other operating income	1,618	1,919
Other operating expenses	(1,966)	(1,977)
Income from assets under insurance and reinsurance contracts	2,546	1,900
Expenses from liabilities under insurance and reinsurance contracts	(2,489)	(1,837)
GROSS INCOME	48,355	44,232
Administrative expenses	(20,400)	(18,737)
Staff costs	(12,047)	(11,004)
Other general administrative expenses	(8,353)	(7,733)
Depreciation and amortisation cost	(2,593)	(2,364)
Provisions. net	(3,058)	(2,508)
Impairment or reversal of impairment of financial assets measured at fair value through profit or loss. net	(9,259)	(9,626)
Financial assets measured at cost	(8)	(52)
Financial assets available-for-sale	(10)	11
Loans and receivables	(9,241)	(9,557)
Held-to-maturity investments	—	(285)
PROFIT FROM OPERATIONS	13,045	10,997
Impairment of investments in subsidiaries. joint ventures and associates. net	(13)	(17)
Impairment on non-financial assets. net	(1,260)	(123)
Tangible assets	(72)	(55)
Intangible assets	(1,073)	(61)
Others	(115)	(7)
Gain or losses on non financial assets and investments. net	522	30
Negative goodwill recognized in results	—	22
Gains or losses on non-current assets held for sale classified as discontinued operations	(203)	(141)
PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS	12,091	10,768
Tax expense or income from continuing operations	(3,884)	(3,282)
PROFIT OR LOSS AFTER TAX FROM CONTINUING OPERATIONS	8,207	7,486
Profit or loss after tax from discontinued operations	—	—
PROFIT FOR THE PERIOD	8,207	7,486
Profit attributable to non-controlling interests	1,588	1,282
Profit attributable to the parent	6,619	6,204

EARNINGS PER SHARE (euros)
Basic	0.40	0.40
Diluted	0.40	0.40

NOTE:	The financial information in this report was approved by the Bank’s Board of Directors. following a favourable report from the Audit Committee

32	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Consolidated summarised financial statements

 Consolidated balance sheet (€ million)

ASSETS	31.12.17	31.12.16
Cash, cash balances at central banks and other demand deposits	110,995	76,454
Financial assets held for trading	125,458	148,187
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	50,891	38,145
Financial assets measured at fair value	34,782	31,609
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	5,766	2,025
Financial assets available for sale	133,271	116,774
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	43,079	23,980
Loans and receivables	903,013	840,004
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	8,147	7,994
Investments held, to-maturity	13,491	14,468
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	6,996	2,489
Hedging derivates	8,537	10,377
Changes in fair value of hedged items in portfolio hedges of interest rate risk	1,287	1,481
Investments	6,184	4,836
Associated companies	1,987	1,594
Controlled entities	4,197	3,242
Reinsurance assets	341	331
Tangible assets	22,974	23,286
Property. plant and equipment	20,650	20,770
For own-use	8,279	7,860
Leased out under an operating lease	12,371	12,910
Investment property	2,324	2,516
Of which: leased out under an operating lease	1,332	1,567
Memorandum ítems: acquired in financial lease	96	115
Intangible assets	28,683	29,421
Goodwill	25,769	26,724
Other intangible assets	2,914	2,697
Tax assets	30,243	27,678
Current tax assets	7,033	6,414
Deferred tax assets	23,210	21,264
Other assets	9,766	8,447
Insurance contracts linked to pensions	239	269
Inventories	1,964	1,116
Other	7,563	7,062
Non-current assets held for sale	15,280	5,772
TOTAL ASSETS	1,444,305	1,339,125

FINANCIAL REPORT 2017	33

JANUARY - DECEMBER    » Consolidated summarised financial statements

 Consolidated balance sheet (€ million)

LIABILITIES AND EQUITY	31.12.17	31.12.16
Financial liabilities held for trading	107,624	108,765
Financial liabilities designated at fair value through profit or loss	59,616	40,263
Memorandum ítems: subordinated liabilities	—	—
Financial liabilities at amortised cost	1,126,069	1,044,240
Memorandum ítems: subordinated liabilities	21,510	19,902
Hedging derivatives	8,044	8,156
Changes in fair value of hedged items in portfolio hedges of interest rate risk	330	448
Liabilities under insurance contracts	1,117	652
Provisions	14,489	14,459
Pensions and other post-retirement obligations	6,345	6,576
Other long term employee benefits	1,686	1,712
Taxes and other legal contingencies	3,181	2,994
Contingent liabilities and commitments	617	459
Other provisions	2,660	2,718
Tax liabilities	7,592	8,373
Current tax liabilities	2,755	2,679
Deferred tax liabilities	4,837	5,694
Other lialibities	12,591	11,070
Liabilities associated with non-current assets held for sale	—	—
TOTAL LIABILITIES	1,337,472	1,236,426
Sharehoders’ equity	116,265	105,977
Capital	8,068	7,291
Unpaid capital which has been called up	—	—
Memorandum ítems: uncalled up capital	—	—
Share premium	51,053	44,912
Equity instruments issued other than capital	525	—
Equity component of compound financial instruments	—	—
Other equity instruments	525	—
Other equity	216	240
Accumulated retained profit	53,437	49,953
Revaluation reserves	—	—
Other reserves	(1,602)	(949)
(-) Own shares	(22)	(7)
Profit attributable to shareholders of the parent	6,619	6,204
(-) Interim Dividends	(2,029)	(1,667)
Other accumulated results	(21,776)	(15,039)
Items not reclassified to profit or loss	(4,034)	(3,933)
Actuarial gains or losses on defined benefit pension plans	(4,033)	(3,931)
Non-current assets classified as held for sale	—	—
Other recognised income and expense of investments in subsidaries, joint ventures and associates	(1)	(2)
Other valuation adjustments	—	—
Items that may be reclassified to profit or loss	(17,742)	(11,106)
Hedge of net investments in foreign operations (effective portion)	(4,311)	(4,925)
Exchange rate differences	(15,430)	(8,070)
Hedging derivatives, Cash flow hedges (effective portion)	152	469
Available-for-sale financial assets	2,068	1,571
Debt instruments	1,154	423
Equity instruments	914	1,148
Non-current assets classified as held for sale	—	—
Other recognised income and expense of investments in subsidaries. joint ventures and associates	(221)	(151)
Non-controlling interest	12,344	11,761
Other accumulated results	(1,436)	(853)
Other items	13,780	12,614
TOTAL EQUITY	106,833	102,699
TOTAL LIABILITIES AND EQUITY	1,444,305	1,339,125

Memorandum items
Contingent liabilities	49,117	44,434
Contingent commitments	237,970	231,962

34	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Alternative performance measures

» Alternative performance measures (APM)

Below we set out information on alternative performance measures in order to comply with the guidelines published by the European Securities and Markets Authority, ESMA (Guidelines on Alternative Performance Measures).

•

The Group uses the following indicators for managing its business. They enable profitability and efficiency, credit portfolio quality, the volume of tangible equity per share and the net loan-to-deposit ratio to be measured, analysing their evolution and comparing them with those of our competitors.

–

The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

–	The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

–	The capitalisation indicator provides information on the volume of tangible equity per share.

–

Other indicators are also included. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits. The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded as they are mainly treasury business products and highly volatile.

• Impact of exchange rate movements on profit and loss accounts

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.

Said variations excluding the impact of exchange rate movements are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average 2017 exchange rate for all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates used are set out on page 9.

• Impact of exchange rate movements on the balance sheet

The Group presents, at both the Group level as well as the business unit level, the real changes in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of 2017 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates used are set out on page 9.

• Impact of non-recurring items on the consolidated profit and loss accounts

With regard to the results, a summary of the consolidated profit and loss accounts for 2016 and 2017 can be found on page 32. In these accounts, results are included in their corresponding accounting item, even when, in the Group’s opinion, they distort the comparison between periods.

Therefore, summarised profit and loss accounts for management purposes (rather than for accounting purposes) for the last two quarters of 2017 and the full year 2016 and 2017 results are presented on page 4. In these accounts, balances of said distorting items, net of tax and minority interests, are included in a separate line which the Group calls net capital gains and provisions just above the Group’s attributable profit. The Group believes that this statement explains more clearly the changes in the income statement. Those capital gains and provisions considered as non-recurring are subtracted from each of the income statement lines where they were naturally recorded.

FINANCIAL REPORT 2017	35

JANUARY - DECEMBER    » Alternative performance measures

Additionally, the following table reconciles attributable profit by isolating the non-recurring impacts in 2016 and 2017 and the impact of Banco Popular as of its acquisition on 7 June 2017. Additional information regarding “net capital gains and provisions” is included on page 4.

Adjusted attributable profit to the Group. Twelve months ended December 31

    EUR million

	2017	2016	% change between periods
Unadjusted attributable profit to the Santander Group	6,619	6,204	+7%
(-) Net capital gains and provisions	(897)	(417)	+115%
Adjusted attributable profit to the Santander Group	7,516	6,621	+14%
(-) Adjusted attributable profit Banco Popular	263	—	—
Adjusted attributable profit to the Group w/o Banco Popular	7,253	6,621	+10%

The definitions of each of the previously-mentioned indicators and how they are calculated are given below:

Profitability and Efficiency

Ratio	Formula	Relevance of the metric

RoE (Return on equity)	Group’s attributable profit Average stockholders’ equity* (excl. minority interests)	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the company’s ability to pay shareholders.

RoTE (Return on tangible equity)	Group’s attributable profit Average stockholders’ equity* (excl. minority interests) - intangibles assets	This is a very common indicator, used to evaluate the profitability of the company as a percentage of a its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.

Underlying RoTE	Group’s underlying attributable profit Average stockholders’ equity* (excl. minority interests) - intangibles assets	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding net capital gains and provisions.

RoA (Return on assets)	Consolidated profit Average total assets	This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company’s total funds in generating profit over a given period.

RoRWA (Return on risk weighted assets)	Consolidated profit Average risk weighted assets	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk weighted assets.

Underlying RoRWA	Underlying consolidated profit Average risk weighted assets	This relates the underlying profit (excluding net capital gains and provisions) to the bank’s risk weighted assets.

Efficiency	Operating expenses** Gross income	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank’s operating income.

36	FINANCIAL REPORT 2017

JANUARY - DECEMBER    » Alternative performance measures

Credit Risk
Ratio	Formula	Relevance of the metric

NPL ratio (Non-performing loans)	Non-performing loans and advances to customers and guarantees and non-performing contingent liabilities (without country risk) Total Risk***	The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

Coverage ratio

Provisions to cover impairment losses on loans and advances to customers, guarantees and contingent liabilities

Non-performing loans and advances to customers, guarantees and non-performing contingent liabilities

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non- performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.

Cost of Credit	Allowances for loan loss provisions over the last 12 months Average loans and advances to customers over the last 12 months	This ratio quantifies loan loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Market Capitalisation
Ratio	Formula	Relevance of the metric

TNAV per share (Tangible net asset value per share)	Tangible book value**** Number of shares excluding treasury stock	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.
Other indicators
Ratio	Formula	Relevance of the metric

LtD (Loan-to-deposit)	Net loans and advances to customers Customer deposits	This is an indicator of the bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

(*) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Group Attributable profit + Dividends

(**) Operating expenses: General administrative expenses + Depreciation and amortisation

(***) Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities

(****) Tangible book value = Shareholders’ equity + Accumulated other comprehensive income - Intangible assets

FINANCIAL REPORT 2017	37

JANUARY - DECEMBER    » Alternative performance measures

Finally, below the numerical value of each indicator is given. For indicators related to credit risk, capitalisation and others, the fourth quarter data coincide with year-end since they are concepts relating to end of reference period balances.

Profitability and efficiency	4Q 17	3Q 17		2017 with Popular
RoE	7.81%	7.87%		7.14%	6.99%
Attributable profit to the Group	7,313	7,391		6,619	6,204
Average stockholders’ equity* (excluding minority interests)	93,628	93,855		92,638	88,744

RoTE	11.21%	11.31%		10.41%	10.38%
Attributable profit to the Group	7,313	7,391		6,619	6,204
Average stockholders’ equity* (excl. minority interests)—intangible assets	65,253	65,363		63,594	59,771

Underlying RoTE	11.79%	12.10%		11.82%	11.08%
Underlying attributable profit to the Group	7,696	7,906		7,516	6,621
Average stockholders’ equity* (excl. minority interests)—intangible assets	65,253	65,363		63,594	59,771

RoA	0.61%	0.61%		0.58%	0.56%
Consolidated profit	8,899	8,875		8,205	7,508
Average total assets	1,460,975	1,458,196		1,407,681	1,337,661

RoRWA	1.44%	1.42%		1.35%	1.29%
Consolidated profit	8,899	8,875		8,205	7,508
Average risk weighted assets	616,761	624,895		606,308	580,777

Underlying RoRWA	1.48%	1.50%		1.48%	1.36%
Underlying consolidated profit	9,142	9,390		8,963	7,893
Average risk weighted assets	616,761	624,895		606,308	580,777

Efficiency ratio (with amortisations)	49.4%	47.1%		47.4%	48.1%
Operating expenses**	5,961	5,766		22,918	21,088
Gross income	12,062	12,252		48,392	43,853

			2017
Credit risk			w/o Popular	with Popular	2016

NPL ratio			3.38%	4.08%	3.93%
Non-performing loans and advances to customers and guarantees and non-performing contingent liabilities			28,104	37,596	33,643
Total risk***			832,655	920,968	855,510

Coverage ratio			70.8%	65.2%	73.8%
Provisions to cover impairment losses on loans and advances to customers, guarantees and contingent liabilities			19,906	24,529	24,835
Non-performing loans and advances to customers, guarantees and non-performing contingent liabilities			28,104	37,596	33,643

Cost of credit			1.12%	1.07%	1.18%
Allowances for loan loss provisions over the last 12 months			8,997	9,111	9,518
Average loans and advances to customers over the last 12 months			803,488	853,479	806,595

				2017
Market capitalisation				with Popular	2016

TNAV (tangible book value) per share				4.15	4.15
Tangible book value****				66,985	61,517
Number of shares w/o treasury stock (million)*****				16,132	14,825

			2017
Others			w/o Popular	with Popular	2016

Loan-to-deposit ratio			109%	109%	114%
Net loans and advances to customers			773,398	848,914	790,470
Customer deposits			712,770	777,730	691,111

(*).-	Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the Group + Dividends
(**).-	Operating expenses: General administrative expenses + Depreciation and amortisation
(***).-	Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities
(****).-	Tangible book value = Shareholders’ equity + Accumulated other comprehensive income-Intangible assets
(*****).-	In 2016, data adjusted to capital increase of July 2017.

Notes:

1)

Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months’ worth of data in the case of quarterly figures (from September to December in 4Q and June to September in 3Q and 13 months in the case of annual figures (December to December).

2)

For periods less than one year, and if there are results which distort period-on-period business comparisons, the profit used to calculate RoE and RoTE is the annualised underlying attributable profit to which said distorting results are added without annualising.

3)

 For periods less than one year, and if there are results which distort period-on-period business comparisons, the profit used to calculate RoA and RoRWA is the consolidated annualised profit, to which said distorting results are added without annualising.

4)	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

38	FINANCIAL REPORT 2017

JANUARY - DECEMBER    »

NOTE

Important information

Banco Santander. S,A, (“Santander”) cautions that this financial report contains statements that constitute “forward-looking statements” within the meaning of the U,S, Private Securities Litigation Reform Act of 1995, Forward-looking statements may be identified by words such as “expect”. “project”. “anticipate”. “should”. “intend”. “probability”. “risk”. “VaR”. “RORAC”. “RoRWA”. “TNAV”. “target”. “goal”. “objective”. “estimate”. “future” and similar expressions, These forward-looking statements are found in various places throughout this report and include. without limitation. statements concerning our future business development and economic performance and our shareholder remuneration policy, While these forward-looking statements represent our judgment and future expectations concerning the development of our business. a number of risks. uncertainties and other important factors could cause actual developments and results to differ materially from our expectations, These factors include. but are not limited to: (1) general market. macro-economic. industry. governmental and regulatory trends; (2) movements in local and international securities markets. currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers. obligors and counterparties, Numerous factors. including those reflected in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America (the “SEC”) –under “Key Information-Risk Factors”- and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements, Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements,

Forward-looking statements speak only as of the date of this report and are based on the knowledge. information available and views taken on such date; such knowledge. information and views may change at any time, Santander does not undertake any obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise,

The information contained in this report is subject to. and must be read in conjunction with. all other publicly available information. including. where relevant any fuller disclosure document published by Santander, Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report, No investment activity should be undertaken on the basis of the information contained in this report, In making this report available. Santander gives no advice and makes no recommendation to buy. sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever,

Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities, No offering of securities shall be made in the United States except pursuant to registration under the U,S, Securities Act of 1933. as amended. or an exemption therefrom, Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U,K, Financial Services and Markets Act 2000,

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance. share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year, Nothing in this report should be construed as a profit forecast,

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies, Accordingly. the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries,

FINANCIAL REPORT 2017	39

Item 3

31 January 2018 2017 Earnings Presentation Ana Botín, Group Executive Chairman José Antonio Álvarez, Group CEO

Important Information Banco Santander, S.A. (“Santander”) cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America (the “SEC”) –under “Key Information-Risk Factors”- and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Important Information In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as Non-IFRS measures. The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFR, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4, 2017 (available on the Web page of the CNMV -www.cnmv.es- and at Banco Santander -www.santander.com), Item 3A of the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 31, 2017 (the “Form 20-F”) and section Alternative Performance Measures of the Financial Report 4th Quarter 2017 (available at Banco Santander –www.santander.com). For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements on Form 20-F and to our consolidated financial statements available on the CNMV’s website (www.cnmv.es) and on Banco Santander’s website (www.santander.com).

1	Delivering ahead of plan 2 Group and business areas review 3 2018 Strategic priorities 4 Key takeaways 5 Appendix

2017 key achievements Growth Profitability Strength Loyal customers Underlying RoTE FL CET1 17Mn (+13%) 1% (+70 bps) 10.8% (+29 bps) Customer revenues Cos t income NPL ratio 45,892Mn (+11%) 4% 70 bps) 4.0% (+15 bps) Note: All metrics include Popular, except ´loyal customers´ 5

Growth: Underlying PBT +20% YoY and attributable profit +7% YoY €Mn 2017 2016 Change Net interest income 34,296 31,089 +10% Net fees 11,597 10,180 +14% Customer revenues 45,892 41,268 +11% Other income 2,499 2,585 -3% Net capital gains & provisions Gross income 48,392 43,853 +10% Allfunds +297 Operating expenses -22,918 -21,088 +9% Integration processes -385 Net operating income 25,473 22,766 +12% Goodwill -603 Net loan-loss provisions -9,111 -9,518 -4% Other -206 Underlying PBT 13,550 11,288 +20% Total -897 Attributable profit 6,619 6,204 +7% 6

Growth: Building loyalty & deeper relationships Loyal Digital Net fees customers customers 17.3Mn 25.4Mn €11.6Bn +13% +21% +14% YoY growth YoY growth YoY growth Note: Customer metrics exclude Popular 7

Profitability: RoTE improves +70bps YoY to c.12% Europe Underlying RoTE Local peers avg. 12% 8% c.12% (YoY) (+1pp) 9% Americas Local peers avg. 17% 17% Global (YoY) (+2pp) Peers Source: Company data and Bloomberg Note: RoTE as of 9M´17 for peers. Global Peers included in the average are Wells Fargo, JP Morgan, Bank of America, UBS, BBVA, ING, BNP Paribas, HSBC, Unicredit, Lloyds, Citibank, Intesa Sanpaolo, Société Générale, Standard Chartered, and Deutsche Bank. Santander vs peers average based on ROTEs in local criteria 8

Profitability: Our cost-to-income improves by 70bps YoY to c.47% Cost-to-income Top 3 in customer satisfaction 64% c.47% Global Peers Source: Cost to income company data and Bloomberg. Note: Cost-to-income as of 9M´17 for peers. Peers included for average are Wells Fargo, JP Morgan, Bank of America, UBS, BBVA, ING, BNP Paribas, HSBC, Unicredit, Lloyds, Citibank, Intesa Sanpaolo, Société Générale, Note: Local criteria (1) Brazil local peers include only private banks 9 Standard Chartered, Deutsche Bank and Barclays

Strength: Focused on profitable growth & disciplined capital allocation Organic growth CET1 FL (YoY) 2016 2017 1 +29 bps RoTE c.11% c.12% RoRWA1 1.4% 1.5% +53 bps (organic) -5 bps Inorganic growth (other) 10.84% -19 bps 10.55% (perimeter) Acquisitions Poland Argentina 2016 2017 Disposals Real Estate (1) Underlying, including PSA operations 10

Strength: Priority for SAN Spain/Popular is responsible and profitable growth Key challenges addressed in the …while managing integration … first 60 da … deposits mkt share un/Oct) 51% Popular Real estate disposal revenues (YoY)* Loyalty bond from RoTE (YoY)* acceptance …in a responsible way Customer Wages satisfaction * Excluding Popular. 11

2017 2017 Targets Delivered all Loyal customers (Mn) 17 17 strategic Digital customers (Mn) 25 25 Fee income1 13% Increase targets ahead Cost of credit risk 1.07% Improve of plan… Cost-to-income 47.4% Broadly stable EPS (€) 0.40 Increase DPS (€) 2 0.22 Increase FL CET1 (organic per year) +53bps +40bps RoTE 3 11.8% Increase Note: Customer metrics exclude Popular (1) % change (constant euros) (2) Total dividends charged to 2017 earnings 12 are subject to the Board and AGM approval (3) Underlying

…and growing the underlying EPS by 8% €/share 2016 2017 +11% 0.19 Cash DPS 0.17 TNAV/ share 4.15 4.15 +8% 0.463 Underlying EPS 0.429 Note: 2016 metrics have been re-stated to reflect the capital increase 13

Embedding our common culture in the day to day of all our teams Rewarding people for Making solid progress in the Becoming the best place “doing things right” Santander Way to work 60% What? Top 3 in 5 countries SIMPLE | PERSONAL | FAIR (+2 YoY) 40% How? 2018 target achieved ? 1 year ahead c.100k employees 81% (+9pp) employees agree evaluated with new “we behave in a SPF way” methodology 14

# Fulfilling our purpose of helping people and businesses prosper

## *Promoting social and financial inclusion*

Santander invests in numerous social programs to support communities

People helped



1.2Mn
2015
1.7Mn
2016
1.9Mn
2017E

**Microcredits**

**> 200K** micro-entrepreneurs supported

prospera

tuiio

## *Santander Universities*

### *Supporting education*

**Santander, the world's largest corporate contributor to education**

FORTUNE GLOBAL 500

### *Supporting entrepreneurship*



Join the X

**Santander X**

The biggest university entrepreneurship ecosystem in the world

15

1	Delivering ahead of plan 2 Group and business areas review 3 2018 Strategic priorities 4 Key takeaways 5 Appendix 16

2017 Key achievements Growth Profitability Strength Customer revenues Underlying PBT FL CET1 45,892Mn (+11%) 13,550 n (+20%) 10.84% (+29 bps) Loans1 Underlying RoTE NPL ratio +12% (+2% Pop) 12% (+70 bps) 4.08% 15 bps) Customer funds1 EPS Cost of credit 17% (+8% Pop) 0.404 (+1%) 1.07% 11 bps) (1) % change in constant euros 17

Excellent quality and strong top-line growth with performance sustained QoQ 2017 % vs. 2016 Underlying attributable profit €Mn Euros Constant €Mn euros Excluding Popular Net interest income 34,296 10 10 Net fees 11,597 14 13 Customer revenues 45,892 11 11 2,022 1,993 Other income 2,499 -3 -2 Gross income 48,392 10 10 1,790 1,909 Operating expenses -22,918 9 9 1,711 1,734 1,854 Net operating income 25,473 12 11 1,679 1,638 Net loan-loss provisions -9,111 -4 -6 1,700 1,523 Underlying PBT 13,550 20 21 Underlying attrib. profit 7,516 14 14 Net capital gains and provisions -897 115 117 1Q’16 2Q 3Q 4Q 1Q’17 2Q 3Q 4Q Attributable Profit 6,619 7 7 Note: Contribution to the SRF (net of tax) recorded in 2Q’16 (-€120Mn) and 2Q’17 (-€146Mn). Contribution to the DGF (net of tax) in 4Q’6 (-€131Mn) and 4Q’17 (-€186Mn) 18

Results impacted by several one-offs, mainly related to integrations and goodwill 2017 % vs. 2016 €Mn Euros euros Net interest income 34,296 10 10 Net fees 11,597 14 13 (€Mn, net of tax) Customer revenues 45,892 11 11 Other income 2,499 -3 -2 • Allfunds +297 Gross income 48,392 10 10 • Integration processes -385 Operating expenses -22,918 9 9 • Goodwill -603 Net operating income 25,473 12 11 Net loan-loss provisions -9,111 -4 -6 • Other -206 Underlying PBT 13,550 20 21 Underlying attrib. profit 7,516 14 14 • Total -897 Net capital gains and provisions1 -897 115 117 Attributable Profit 6,619 7 7 (1) Details of Net capital gains and provisions on slide 56 19

Revenues: sustained growth QoQ… €Mn excluding Popular …driven by strong recurring customer revenues Net interest income 8,342 8,458 7,969 7,632 Fee income 2,836 2,913 2,582 2,608 Other income1 635 535 519 560 1Q’16 2Q 3Q 4Q 1Q’17 2Q 3Q 4Q Note: Constant euros. (1) Other income includes gains on financial transactions, income from the equity accounted method, dividends and other operating results. Contribution to the SRF recorded in 2Q’16 and 2Q’17. Contribution to the DGF in 4Q’16 and 4Q’17 20

Costs: flat in the Group in real terms… Chg. 2017 / 2016 (%) ?Revenues Nominal In real terms1 vs. costs 6.5 3.0? 3.4 0.7? 3.8 0.2? -1.1 -3.1? …with cost-to-income stable or 11.9 5.8? improving in 8 geographies 1.7 -0.5? -6.7 -8.0? 1.9 -0.2 - 48.9 4.4 -1.9 0.0? C.C. 5.8 3.9 - Note: Constant euros. (1) Excluding inflation and perimeter 21

Loan-loss provisions: lower even though the loan portfolio increased Cost of credit (%) Better cost of credit at Group level… …and in most geographies 1.18 1.07 2016 2017 22

NPL ratio: The Group’s ratio improved YoY for the 4th straight year (ex-Popular) NPL ratio (%) Group NPL ratio improving YoY… …backed by 8 geographies Including Popular 5.37 4.24 4.08 3.93 3.74 3.55 3.51 3.38 D’16 M’17 J’17 S’17 D’17 23

Continuing the reduction of real estate exposure Real estate exposure1 Net value €Bn €Bn Dec’17 41.1 29.4 Real estate assets 4.7 Foreclosed assets 3.5 Rental assets 1.2 11.7 RE non-performing loans (NPLs) 1.0 6.0 5.7 RE assets + RE non-performing loans 5.7 Gross value Blackstone Gross value Provisions Net value Jun’17 transaction Dec’17 Dec’17 and other (1) Santander Real estate Activity in Spain and Banco Popular 24

Progress in reaching our target of fully-loaded CET1 >11% in 2018 In the quarter, high organic capital generation… FL CET1 (%) YoY Dec’17 change +0.27 10.80 10.84 10.55 -0.15 -0.08 +61 bps FL Total capital ratio 14.48% FL Tier 1 capital ratio 12.11% +58 bps Leverage ratio 5.0% stable Expected to organically generate 1 c.40 bps in FL CET1 per year after CET1 CET1 Organic Perimeter Other CET1 D’16 S’17 D’17 paying dividends and growing loans …reaching an organic annual growth of 53 bps (+29 bps net of perimeter and other) (1) Including SAM+ Allfunds (-10 bps) and SCUSA settlement (-5 bps) 25

Funding plan focused on TLAC-eligible instruments: Parent Bank and rest of units met 2017 plan Parent Bank funding plan 2017 (€Bn) Target Issuances Issuances 2017: Senior Non 9.9 12-14 €27Bn (c.€19Bn TLAC-eligible) preferred Diversified issuers: Senior preferred - 0.7 Parent bank, SCF, UK and USA Diversified currencies: AT1 1.7 EUR, USD, GBP 2-3 Hybrids T2 1.1 Popular: Additional need for €750Mn AT1 and €1Bn T2 Total 14-17 13.5 Santander in line with MREL requirements1 (1) Based on current available information 26

Breakdown by geographies 27

Solid profit growth across the board with results well diversified by geography 2017 Underlying attributable profit Underlying attributable profit in core geographies Americas Europe €Mn and % chg. / 2016 in constant euros 2,544 +34% 48% 52% 1,498 -4% 1,254 +15% Other Latam, 1% Argentina, 4% Chile, 6% UK, 16% 1,180 +15% 710 +16% 586 +12% Spain1; 15% Brazil, 26% 440 +10% 408 +5% 359 +14% SCF, 13% Mexico, 7% 300 +8% USA, 4% Portugal, 5% Poland, 3% 263 n.a. (*) Excluding Corporate Centre and Real Estate Activity Spain (1) Popular included (3%) 28

BRAZIL KEY DATA 2016 2017 P&L1 4Q’17%3Q’17 2017%2016 NII 2,530 2.9 10,078 17.3 Loyal customers (million) 3.7 4.2 Fee income 929 9.3 3,640 16.2 Digital customers (million) 6.4 8.6 Gross income 3,512 1.8 14,273 18.3 NPL ratio (%) 5.90 5.29 Operating expenses -1,289 6.1 -5,080 6.5 LLPs -814 2.0 -3,395 -5.7 Cost of credit (%) 4.89 4.36 PBT 1,198 1.8 4,612 56.1 Efficiency ratio (%) 39.5 35.6 Underlying att. profit 642 0.2 2,544 33.7 Non-recurring 0 — 0 — RoTE (%) 13.8 16.9 Attributable profit 642 0.2 2,544 33.7 (1) €Mn and % change in constant euros ACTIVITY Volumes in €Bn Business expanded, with greater operational efficiency, driving top-line growth, Yield on loans well above the average of our competitors (RoTE: 17%) 107 16.63% 17.08% 16.74% 16.20% 15.66% 74 0% Strong growth in revenues: NII supported by higher volumes and management QoQ of spreads; fee income driven by greater loyalty and customer activity +4% QoQ Cost of deposits +24% 8.86% 8.19% Consistent improvement in efficiency ratio reflected higher productivity +7% YoY 6.83% 6.43% YoY 5.64% Loans Funds 4Q’16 1Q’17 2Q 3Q 4Q Market share gain in loans while improving cost of credit Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds 29

# UNITED KINGDOM

| KEY DATA | 2016 | 2017 |
|---|---|---|
| Loyal customers (million) | 4.0 | 4.2 |
| Digital customers (million) | 4.6 | 5.0 |
| NPL ratio (%) | 1.41 | 1.33 |
| Cost of credit (%) | 0.02 | 0.08 |
| Efficiency ratio (%) | 51.0 | 50.1 |
| RoTE (%) | 10.6 | 10.3 |

| P&L[1] | 4Q'17 | %3Q'17 | 2017 | %2016 |
|---|---|---|---|---|
| NII | 1,048 | -3.3 | 4,363 | 6.2 |
| Fee income | 243 | -2.3 | 1,003 | 4.3 |
| Gross income | 1,344 | -4.9 | 5,716 | 5.4 |
| Operating expenses | -721 | 2.6 | -2,861 | 3.4 |
| LLPs | -81 | 22.4 | -205 | 276.7 |
| PBT | 441 | -20.2 | 2,184 | -4.5 |
| Underlying att. profit | 297 | -22.0 | 1,498 | -4.4 |
| Non-recurring[2] | 0 | — | 0 | -100.0 |
| Attributable profit | 297 | -22.0 | 1,498 | -2.7 |

(1) €Mn and % change in constant euros
(2) 2016 profit included -€30Mn related to capital gains from the disposal of the stake in VISA Europe, restructuring costs and PPI

## ACTIVITY


Volumes in €Bn
236
210
+1% QoQ
+1% YoY
+2% QoQ
+3% YoY
Loans
Funds
Yield on loans
3.08% 3.01% 2.91% 2.83% 2.78%
Cost of deposits
0.87% 0.69% 0.66% 0.62% 0.63%
4Q'16 1Q'17 2Q 3Q 4Q

- **Growth** in retail c/a balances, mortgages and with UK companies excluding CRE
- **Revenues up** driven by retail liability margin improvement and fee income
- **Digitalisation** supports operational efficiency and improved customer experience
- **Credit quality remains solid**, excluding single name exposure
- **QoQ**: asset margin pressure in NII and single name charge in LLPs

Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. Underlying RoTE in 2016

30

# SANTANDER CONSUMER FINANCE

SCF

| KEY DATA | 2016 | 2017 |
|---|---|---|
| Active customers (million) | 17.9 | 19.9 |
| NPL ratio (%) | 2.68 | 2.50 |
| Cost of credit (%) | 0.47 | 0.30 |
| Efficiency ratio (%) | 44.7 | 44.1 |
| RoTE (%) | 14.8 | 16.4 |

| P&L[1] | 4Q'17 | %3Q'17 | 2017 | %2016 |
|---|---|---|---|---|
| NII | 906 | 1.3 | 3,571 | 5.2 |
| Fee income | 204 | -8.6 | 878 | 1.8 |
| Gross income | 1,132 | 0.1 | 4,484 | 5.1 |
| Operating expenses | -506 | 4.9 | -1,978 | 3.8 |
| LLPs | -58 | -34.7 | -266 | -31.5 |
| PBT | 512 | -3.3 | 2,083 | 15.4 |
| Underlying att. profit | 311 | 1.0 | 1,254 | 14.6 |
| Non-recurring[2] | -0 | -99.7 | -85 | — |
| Attributable profit | 311 | 39.1 | 1,168 | 4.4 |

(1) €Mn and % change in constant euros
(2) 2016 profit included €25Mn related to capital gains from the disposal of the stake in VISA Europe and 2017 profit included -€85Mn related to integration costs

## ACTIVITY



Volumes in €Bn
92
+4%
QoQ
+6%
YoY
Loans
40
+4%
QoQ
+9%
YoY
New lending 2017



Yield on loans
5.33%
5.32%
5.23%
5.21%
5.16%
4Q'16
1Q'17
2Q
3Q
4Q

- **High diversification and leadership in Europe**
- **Increased new lending**: auto loans (+11%) and credit cards (+9%)
- **Best-in-class profitability:** underlying profit up, boosted by higher NII and historically low NPLs and cost of credit
- **Main contribution to underlying profit**: Germany (€364Mn), Nordic countries (€318Mn) and Spain (€241Mn)

Note: % change in constant euros. Loans excluding repos. Underlying RoTE
Excluding Santander Consumer UK profit, recorded in Santander UK results. Including it, 2017 underlying attributable profit: €1,373Mn (+12% vs. 2016); 4Q'17: €343Mn (+1% vs. 3Q'17)

31

# SPAIN – excl. Popular

| KEY DATA | 2016 | 2017 |
|---|---|---|
| Loyal customers (million) | 1.3 | 1.9 |
| Digital customers (million) | 2.7 | 3.2 |
| NPL ratio (%) | 5.41 | 4.72 |
| Cost of credit (%) | 0.37 | 0.33 |
| Efficiency ratio (%) | 58.8 | 57.2 |
| RoTE (%) | 8.9 | 10.1 |

| P&L[1] | 4Q'17 | %3Q'17 | 2017 | %2016 |
|---|---|---|---|---|
| NII | 686 | -5.5 | 2,909 | -5.5 |
| Fee income | 562 | 10.3 | 2,067 | 16.1 |
| Gross income | 1,368 | -4.7 | 5,694 | 1.5 |
| Operating expenses | -841 | 3.2 | -3,259 | -1.1 |
| LLPs | -110 | 5.8 | -513 | -12.3 |
| PBT | 395 | -14.3 | 1,714 | 17.5 |
| Underlying att. profit | 265 | -14.8 | 1,180 | 15.4 |
| Non-recurring[2] | 0 | — | 0 | -100.0 |
| Attributable profit | 265 | -14.8 | 1,180 | 46.4 |

(1) €Mn
(2) 2016 profit included -€216Mn related to capital gains from the disposal of the stake in VISA Europe and restructuring costs

## ACTIVITY



Volumes in €Bn
149
0% QoQ
-2% YoY
Loans
251
+5% QoQ
+12% YoY
Funds
Yield on loans
2.10% 2.04% 2.04% 1.96% 1.96%
Cost of deposits
0.47% 0.46% 0.46% 0.46% 0.48%
4Q'16 1Q'17 2Q 3Q 4Q

- **Building lasting relations** with customers and ongoing digital transformation
- **Market share gain** in mortgages and corporates. Leaders in mobile payments and GCB
- Profit backed by **fee income** (more than offsets pressure on NII), **cost control and LLPs.** NII + Fee income:+2.4%
- **QoQ** impacted by DGF and higher costs (POS integration perimeter and hardware depreciation)

Note: Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. Underlying RoTE in 2016

32

POPULAR ACTIVITY P&L1 3Q’17 4Q’17 20172 NII 456 438 1,003 Customer deposits in Spain (€Bn) Fee income 128 129 288 Gross income 634 536 1,309 -28% Operating expenses -388 -390 -873 +15% LLPs -38 -68 -114 71 51 58 PBT 216 71 302 Underlying att. profit 168 85 263 Non-recurring3 -300 - -300 Attributable profit -132 85 -37 Dec’16 7Jun’17 Dec’17 (1) €Mn (2) From 7 June 2017 (3) Integration costs Loans in Spain (excluding real estate) (€Bn) BANCO POPULAR’S MEASURES IN 4Q’17 Loyalty bonds: €764Mn subscribed, 78% of the total amount -4% -2% Agreement to sell TotalBank: estimated positive impact in capital (+5 bps) 73 70 68 Real Estate disposal expected to be completed in 1Q’18 Agreement with Labour Unions for the Corporate Centre integration Dec’16 7Jun’17 Dec’17 QoQ profit impacted by the contribution to the DGF (~€63Mn) Note: Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. 33

UNDERLYING ATTRIBUTABLE PROFIT (DETAIL BY MARKETS IN THE APPENDIX)

# Good performance in other markets: larger customer base, higher profits and better credit quality

| Market | Profit | Highlights |
|---|---|---|
| Mexico | €710Mn; +16% | **Significant investment** in multichannel, digitalisation and commercial initiatives<br>**Profit up** driven by **NII and fee income,** resulting in a **400 bps higher RoTE**. Solid credit quality |
| Chile | €586Mn; +12% | **Focus on customer satisfaction,** loyalty and digital initiatives<br>Profit up driven by **commercial revenues, cost control and lower cost of credit** |
| Portugal[1] | €440Mn; +10% | The **commercial transformation programme** continues to boost loyal and digital customers<br>**Profit up** due to lower costs and LLPs. **Strong improvement in asset quality**<br>After Popular acquisition Santander Totta is the leading[2] privately owned bank |
| US[1] | €408Mn; +5% | **SBNA: increasing profitability** by improving NIM and cost control<br>**SC USA: good profitability** (RoTE: 13%). Focus on enhancing the loan mix and reduce the cost of funding<br>Additionally, 4Q'17 profit impacted by hurricanes, the SC USA settlement and tax reform |
| Argentina | €359Mn; +14% | **Integration of Citibank**'s retail business **completed** in August (in 5 months)<br>**Market share gains** and profit driven by **customer revenues**, absorbing integration charges |
| Poland | €300Mn; +8% | **Agreement for the acquisition** of the retail and private banking businesses of **Deutsche Bank Polska**<br>PBT spurred by NII, fee income, LLPs and cost control. **Profit affected by regulatory impacts** |

Note: % change over 2016 in constant euros. (1) Excl. Popular (2) By domestic assets and loans

34

CORPORATE CENTRE P&L €Mn 2016 2017 Higher losses in NII due to increased issuances (TLAC) NII -739 -851 Gains/Losses on FT -243 -227 Negative gains on financial transactions due to cost of hedging, Operating expenses -450 -476 offset by the positive FX impact in the business areas Provisions -73 -227 Tax and minority interests 149 33 Underlying attrib. Profit -1,439 -1,889 Operating expenses account for just 2% of Group’s total costs Non-recurring1 -186 -436 Attributable profit -1,625 -2,326 (1) 2017 including a charge for equity stakes and intangible assets, goodwill and a positive impact of Allfunds gains. 2016 includes restructuring costs. 35

1	Delivering ahead of plan 2 Group and business areas review 3 2018 Strategic priorities 4 Key takeaways 5 Appendix 36

Our vision Our aim To be the best open Our purpose digital financial To help people and services platform, businesses prosper earning the lasting loyalty of our people, customers, shareholders and communities SIMPLE A bank that is… | PERSONAL | FAIR 37

Our key assets support the path to long-term success Scale Predictable Innovation growth 38

Scale: We have in-market scale and have proven we can deliver profitable organic growth Ranking in loans market share1 1,000Mn #1 Total population 17Mn Loyal customers 133Mn #3 #5 2 Total customers 25Mn 3%3 Digital customers Latest available data Note*: Santander’s market share for the respective countries are: Mexico (13%), Chile (19%), Argentina (10%), Brazil (9%), Portugal (16%, including Popular), UK (10%), Spain (18%, including Popular), SCF (10% in new car loans, including PSA operations and not considering brand’s financial captive) and Poland (10%) Note**: Customer metrics exclude Popular (1) Only private banks for Portugal, Argentina and Brazil (2) UK mortgages (excluding Social Housing), Consumer credit and commercial loans (excluding Financial Institutions) (3) SBNA 3% market share in the states where the Group operates. SCUSA 3% market share. 39

Predictable growth: Diversified business across Europe & Americas Mature Emerging YoY Growth markets 1 markets 2 Loan portfolio by business Loans +14% +7% Other (0%)3 Global individuals Funds +18% +14% Corporate (+5%)3 Banking Mortgages Customer revenues +7% +16% Corporate (+1%)3 Total SMEs Consumer customers +4%3 +10% Loyal customers +13%3 +14% Note: % change in constant euros (1) Mature markets include Portugal, UK, Spain, SCF and US. (2) Emerging markets include Mexico, Brazil, Argentina, Chile and Poland (3) Excluding Popular. 40

Predictable growth: Over the last 20 years earnings have increased 4x with the lowest volatility amongst peers Quarterly reported EPS volatility (Jan’99-9M´17) 711% 358% 128% 113% 92% 78% 52% 46% 44% 32% 9% 1x 9x 1x 1x 5x 2x 3x 2x 1x 6x 4x Net income increase 1999-2016 Source: Bloomberg; Note: GAAP criteria Note: Standard deviation of the quarterly EPS starting from the first available data since Jan’99 41

Predictable growth: Cash DPS & customer revenues grew in 2017 by 11% and CET1 by €3.5Bn Top tier profitability allows us to equally: Pay Finance Accumulate dividends usiness capital growth +11% Cash dividend +11% customer +29bps per share revenues 10.84% FL CET1 (2017 vs. 2016) (2017 vs. 2016) (2017 vs. 2016) 42

Innovation: Our priority is to improve customer experience efficiently Distributed Data & A.I ledger technology Platforms & Payments Services 43

Innovation: Same day mobile international payments in “3 clicks & 40 seconds” for our retail customers using distributed ledger technology Going live in 4 countries Digital wallet 1Q´2018 Full transparency on fees Personal Finance Manager and FX upfront We expect to be one of the Same day international first global banks to roll Payments out Distributed Ledger Technology based payments for individuals P2P payments €10Bn target market for international retail payments1 Initial investment in September 2015 (1) International retail payments volume (ex-interbank) in Santander’s natural markets (Western Europe, Latam, North America and Eastern Europe 44

Innovation: Unique customer insights deliver better experience & bottom line GLOBAL MACHINE LEARNING Increasing both: PLATFORM ? Open source platform and a team of >100 data scientists Customer loyalty? Learning from >5Bn transactions? Results obtained on >10Mn customers Operational 15-30% lower acquisition costs excellence 10-30% increase in loyalty 10-60% lower churn 45

Innovation: “Superdigital” a digital platform for the unbanked >1Mn ? Can receive transfers customers from third parties IN (Charge)? Top-ups from current account? Transfers from other Super customers ? ATM withdrawals (in any entity) OUT? Payments (Internet and physical) +2.4x ? Transfers to other Super Revenues customers and other banks (2016-17) 46

Innovation: Openbank and Santander Cash Nexus Openbank 100% Digital Santander Cash Nexus (YoY) Global Treasury Services for multinationals +26% Loyal customers Single entry point +20% Deposits growth Up to 75% workload reduction Number of multinationals -27% Deposits cost +25% 154 123 2016 2017 €4.1Bn monthly payments value 47

Innovation: New simple and personal solutions Growing our digital …being where our customers customer base… are in the digital world Smart watch Pay First bank to offer smart watch Payments c.41% of our active customers Santander App Speak directly or set up a meeting with your banker from your App c.2x more profitable Facebook ChatBot Real time assistant through Facebook Messenger 48

Innovation: Growing the number of digital contacts per customer while reducing our cost per transaction # digital transactions Digital sales share 10,326Mn Over total volume of sales (Dec´17) + 31% 050Mn Costs per transaction 3,791M Transaction costs for every 1,000 transactions (2016-17) -22% 2015 2016 2017 Note: Average of monthly digital transactions (web and mobile) within the Group´s 10 core geographies 49

1	Delivering ahead of plan 2 Group and business areas review 3 2018 Strategic priorities 4 Key takeaways 5 Appendix 50

Committed to delivering PROFITABILITY improving and GROWTH in a sustainable, above peers. Priorities remain predictable and responsible way operational excellence and customer loyalty +20% Underlying Underlying c.12% PBT RoTE Organic capital growth and low Commercial transformation & volatility earnings, signs of INNOVATION delivering ahead of STRENGTH plan. Highly confident 10.84% CET1 FL meet 2018 targe 51

1	Delivering ahead of plan 2 Group and business areas review 3 2018 Strategic priorities 4 Key takeaways 5 Appendix 52

Appendix Santander Group (with and w/o Popular) and non-recurring items detail Other geographies’ results Global segments results Liquidity NPL and coverage ratios, and cost of credit Quarterly income statements Glossary 53

Santander Group (with and w/o Popular) and non-recurring items detail 54

Excellent quality and strong top-line growth, with and without Popular 2017 P&L – P&L breakdown 2017 % vs. 2016 2017 % vs. 2016 Euros Total Group Euros ant €Mn euros €Mn euros excl. Popular Net interest income 34,296 10 10 Net interest income 33,293 7 7 Net fees 11,597 14 13 Net fees 11,308 11 11 Customer revenues 45,892 11 11 Customer revenues 44,601 8 8 Other income 2,499 -3 -2 Other income 2,481 -4 -3 Gross income 48,392 10 10 Gross income 47,082 7 7 Operating expenses -22,918 9 9 Operating expenses -22,045 5 5 Net operating income 25,473 12 11 Net operating income 25,038 10 10 Net loan-loss provisions -9,111 -4 -6 Net loan-loss provisions -8,997 -5 -7 Underlying PBT 13,550 20 21 Underlying PBT 13,248 17 18 Underlying attrib. profit 7,516 14 14 Underlying attrib. profit 7,253 10 10 Net capital gains and provisions -897 115 117 Net capital gains and provisions -597 43 44 Attributable Profit 6,619 7 7 Attributable Profit 6,656 7 8 55

2016 and 2017 profit impacted by several non-recurring items P&L – Net capital gains and provisions 2016 2017 €Mn net of tax €Mn net of tax -1,267 130 Equity stakes and 85 intangible assets Germany integration costs -897 300 Popular integration costs -417 -644 149 USA (hurricanes + increased stake in SC USA + other) 32 SC USA Restatement 137 PPI 370 USA tax 73 reform 603 Goodwill (SC USA and other) 227 475 Restructuring costs Allfunds 297 VISA Europe capital gains capital gains Non-recurring Non-recurring Non-recurring Non-recurring positive results negative results positive results negative results 4Q’17 3Q’17 56

Highly diversified balance sheet, by geography and product 2017 BALANCE SHEET – Volumes’ performance excluding Popular Loan portfolio: growth supported by developing markets Customer funds: growth in 8 core units Mature markets Developing markets Mature markets Developing markets Dec’17 €Bn YoY change Dec’17 €Bn YoY change Dec’17 €Bn YoY change Dec’17 €Bn YoY change Spain 149 -2% Poland 23 5% Spain 251 12% Poland 28 2% UK 236 1% Brazil 74 7% UK 210 3% Brazil 107 24% USA 75 -4% Mexico 27 5% USA 59 -9% Mexico 36 6% SCF 92 6% Chile 38 3% SCF 35 2% Chile 33 0% Portugal 31 8% Argentina 8 44% Portugal 32 2% Argentina 13 53% Other individuals, 11% Individuals demand deposits, 38% GCB, 9% GCB, 11% Home mortgages, 36% Loan portfolio Corporates, 13% Customer funds Corporates, 15% by businesses by businesses SMEs, 9% Individuals time deposits, 13% SMEs, 9% Consumer, 4% Consumer, 18% Individuals mutual funds, 14% Note: Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds. % change in constant euros 57

Other geographies’ results 58

# MEXICO

| KEY DATA | 2016 | 2017 |
|---|---|---|
| Loyal customers (thousands) | 1,608 | 1,993 |
| Digital customers (thousands) | 1,282 | 1,948 |
| NPL ratio (%) | 2.76 | 2.69 |
| Cost of credit (%) | 2.86 | 3.08 |
| Efficiency ratio (%) | 39.8 | 39.9 |
| RoTE (%) | 15.5 | 19.5 |

| P&L[1] | 4Q'17 | %3Q'17 | 2017 | %2016 |
|---|---|---|---|---|
| NII | 630 | -1.8 | 2,601 | 12.5 |
| Fee income | 181 | -1.5 | 749 | 8.7 |
| Gross income | 830 | -0.9 | 3,460 | 11.5 |
| Operating expenses | -345 | 3.0 | -1,382 | 11.9 |
| LLPs | -187 | -16.2 | -905 | 12.3 |
| PBT | 274 | -0.2 | 1,134 | 9.7 |
| Underlying att. profit | 178 | 4.1 | 710 | 16.5 |
| Non-recurring | 0 | — | 0 | — |
| Attributable profit | 178 | 4.1 | 710 | 16.5 |

(1) €Mn and % change in constant euros

## ACTIVITY

Volumes in €Bn


27
+1%
QoQ
+5%
YoY
Loans
36
+1%
QoQ
+6%
YoY
Funds
Yield on loans
10.67%
11.28%
11.79%
12.02%
12.02%
Cost of deposits
2.30%
2.67%
3.04%
3.37%
3.39%
4Q'16
1Q'17
2Q
3Q
4Q

- **Significant investment** in multichannel, digitalisation and commercial initiatives[2]
- Efforts made to **retain customers** (customer churn: -52%), **attract payrolls** (market share: +83 bps YoY) and increase in digital customers (+52%)
- Profit up due to **strong NII and fee income**, resulting in a **400 bps higher RoTE**
- **Solid credit quality**: NPL ratio improved, coverage ratio ~100% and cost of credit around 3%

Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.
(2) Santander Plus, Santander-Aeromexico, Super Connect, Super Digital among others

59

CHILE KEY DATA 2016 2017 P&L1 4Q’17%3Q’17 2017%2016 NII 492 10.0 1,907 0.1 Loyal customers (thousands) 604 622 Fee income 91 -3.4 391 8.6 Digital customers (thousands) 959 1,012 Gross income 630 2.9 2,523 2.0 NPL ratio (%) 5.05 4.96 Operating expenses -248 -3.3 -1,025 1.7 LLPs -110 0.5 -462 -12.0 Cost of credit (%) 1.43 1.21 PBT 276 6.9 1,059 15.9 Efficiency ratio (%) 40.7 40.6 Underlying att. profit 146 1.2 586 11.7 Non-recurring 0 — 0 — RoTE (%) 17.2 17.9 Attributable profit 146 1.2 586 11.7 (1) €Mn and % change in constant euros ACTIVITY Santander is the main privately owned bank in Chile by assets and customers Volumes in €Bn 38 Yield on loans 33 Focus on customer satisfaction, loyalty and digital initiatives: launch of 7.51% 7.53% 7.95% 7.33% 7.33% Digital Onboarding and Santander Life (new model for mass market) 0% -3% QoQ QoQ Cost of deposits Profit up driven by commercial revenues, cost control and lower cost of credit +3% 0% YoY YoY 2.21% 2.10% 1.94% 1.81% 1.87% QoQ profit impacted by volatile local environment Loans Funds 4Q’16 1Q’17 2Q 3Q 4Q Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. 60

PORTUGAL – excl. Popular KEY DATA 2016 2017 P&L1 4Q’17%3Q’17 2017%2016 NII 181 2.0 697 -4.9 Loyal customers (thousands) 636 686 Fee income 84 -0.2 341 8.7 Digital customers (thousands) 502 558 Gross income 281 -7.8 1,145 -5.3 NPL ratio (%) 8.81 5.71 Operating expenses -138 0.9 -550 -6.7 LLPs 12 — 12 — Cost of credit (%) 0.18 -0.04 PBT 155 8.8 573 7.5 Efficiency ratio (%) 48.7 48.0 Underlying att. profit 104 0.5 440 10.2 Non-recurring 0 — 0 — RoTE (%) 13.0 12.7 Attributable profit 104 0.5 440 10.2 (1) €Mn ACTIVITY Digital transformation boosted sales and loyal and digital customers Volumes in €Bn 31 32 Strong market share in new lending: corporates (17%) and mortgages (21%) Yield on loans 0% +1% Profit up due to lower costs and LLPs. Strong improvement in asset quality QoQ 2.01% 1.97% 1.90% 1.86% 1.84% QoQ +8% +2% Cost of deposits QoQ: Profit hit by lower trading gains and the higher tax charge YoY YoY 0.35% 0.30% 0.25% 0.22% 0.19% After Popular acquisition Santander Totta is the leading2 privately owned bank Loans Funds 4Q’16 1Q’17 2Q 3Q 4Q Note: Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds (2) By domestic assets and loans, as of Sep’17 61

# UNITED STATES – excl. Popular

| KEY DATA | 2016 | 2017 |
|---|---|---|
| Loyal customers (thousands) | 280 | 303 |
| Digital customers (thousands) | 778 | 814 |
| NPL ratio (%) | 2.28 | 2.79 |
| Cost of credit (%) | 3.68 | 3.42 |
| Efficiency ratio (%) | 42.5 | 46.0 |
| RoTE (%) | 3.1 | 3.1 |

| P&L[1] | 4Q'17 | %3Q'17 | 2017 | %2016 |
|---|---|---|---|---|
| NII | 1,273 | -3.3 | 5,569 | -4.1 |
| Fee income | 222 | -1.3 | 971 | -10.2 |
| Gross income | 1,596 | -0.5 | 6,959 | -5.8 |
| Operating expenses | -773 | 3.9 | -3,198 | 1.9 |
| LLPs | -638 | 0.4 | -2,780 | -11.7 |
| PBT | 155 | -29.8 | 892 | -12.3 |
| Underlying att. profit | 71 | -23.5 | 408 | 5.2 |
| Non-recurring[2] | -76 | — | -76 | 138.1 |
| Attributable profit | -5 | — | 332 | -6.7 |

(1) €Mn and % change in constant euros
(2) 2016 profit included -€32Mn related to SC USA Restatement and in 2017 profit included -€76Mn related to hurricane provisions, SC USA settlement, tax reform and other.

## ACTIVITY

Volumes in €Bn



Santander Bank
Santander Consumer USA
43
-1% QoQ
-6% YoY
44
-1% QoQ
-8% YoY
33
+1% QoQ
+1% YoY
40
-2% QoQ
-6% YoY
Loans
Funds
Loans2
Managed assets

- **4Q'17 profit impacted by hurricanes, SC USA settlement and tax reform**
- **Santander Bank:** increasing profitability by improving NIM and efficiency ratio
- **SC USA:** Good profitability (RoTE:13%). Focus on enhancing the loan mix and reduce the cost of funding
- **SHUSA paid its first dividend to the Group in 6 years**

Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. Santander Bank's customers
(2) Includes leasing

62

ARGENTINA KEY DATA 2016 2017 P&L1 4Q’17%3Q’17 2017%2016 NII 261 10.0 985 57.8 Loyal customers (thousands) 1,118 1,340 Fee income 138 -0.7 596 43.1 Digital customers (thousands) 1,511 1,957 Gross income 449 7.6 1,747 44.3 NPL ratio (%) 1.49 2.50 Operating expenses -244 5.3 -970 48.9 LLPs -41 -8.2 -159 69.4 Cost of credit (%) 1.72 1.85 PBT 141 30.2 526 19.1 Efficiency ratio (%) 53.8 55.5 Underlying att. profit 96 34.1 359 13.8 Non-recurring 0 — 0 — RoTE (%) 35.5 32.0 Attributable profit 96 34.1 359 13.8 (1) €Mn and % change in constant euros ACTIVITY Volumes in €Bn Integration of Citibank’s retail business completed in August (in 5 months) 13 Yield on loans Market share gains in consumer loans, mortgages and deposits 19.01% 18.44% 17.77% 17.76% 8 +10% 16.27% QoQ Profit driven by customer revenues, absorbing integration charges +1% QoQ +53% Cost of deposits +44% YoY Cost of credit remains low with comfortable coverage (100%) YoY 5.53% 4.72% 4.39% 4.36% 4.64% Loans Funds 4Q’16 1Q’17 2Q 3Q 4Q Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds (*) Excluding Citibank customers 63

# POLAND

| KEY DATA | 2016 | 2017 |
|---|---|---|
| Loyal customers (thousands) | 1,350 | 1,387 |
| Digital customers (thousands) | 1,979 | 2,089 |
| NPL ratio (%) | 5.42 | 4.57 |
| Cost of credit (%) | 0.70 | 0.62 |
| Efficiency ratio (%) | 44.1 | 42.6 |
| RoTE (%) | 11.6 | 11.6 |

| P&L[1] | 4Q'17 | %3Q'17 | 2017 | %2016 |
|---|---|---|---|---|
| NII | 243 | 2.6 | 928 | 8.6 |
| Fee income | 116 | 1.3 | 443 | 8.1 |
| Gross income | 378 | 4.9 | 1,419 | 5.4 |
| Operating expenses | -160 | 6.2 | -605 | 1.9 |
| LLPs | -40 | 10.4 | -137 | -7.5 |
| PBT | 159 | 9.7 | 581 | 11.6 |
| Underlying att. profit | 81 | 6.1 | 300 | 7.7 |
| Non-recurring[2] | 0 | — | 0 | -100.0 |
| Attributable profit | 81 | 6.1 | 300 | -2.8 |

(1) €Mn and % change in constant euros
(2) 2016 profit included €29Mn related to capital gains from the disposal of the stake in VISA Europe and restructuring costs

## ACTIVITY

Volumes in €Bn



23
0%
QoQ
+5%
YoY
Loans
28
+1%
QoQ
+2%
YoY
Funds
Yield on loans
4.02% 4.06% 4.12% 4.14% 4.15%
Cost of deposits
0.83% 0.80% 0.81% 0.78% 0.72%
4Q'16 1Q'17 2Q 3Q 4Q

- Agreement for the **acquisition** of the retail and private banking businesses of **Deutsche Bank Polska, S.A.**
- **Loan growth** fuelled by corporates and individuals. Deposit base stable with **significant growth in demand and saving accounts**
- PBT spurred by NII, fee income, LLPs and cost control. **Profit affected by regulatory impacts**[3]
- **Strong credit quality improvement**: lower NPL ratio and better cost of credit

Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. Underlying RoTE in 2016
(3) Tax on assets, contribution to BFG and new consideration of BFG as non-tax deductible

64

OTHER LATIN AMERICAN COUNTRIES Attributable profit Constant € million Uruguay Peru +19% +7% 103 40 38 86 2016 2017 2016 2017 Focusing on loyalty, transactions and target segments Uruguay’s profit driven by higher revenues and cost control Peru’s profit driven by higher revenues and release of provisions 65

Global segments results 66

RETAIL BANKING ACTIVITY P&L1 4Q’17%3Q’17 2017%2016 €Bn and % change in constant euros NII 7,812 0.7 31,701 7.9 Fee income 2,444 4.3 9,718 9.8 740 Gross income 10,520 0.9 42,755 8.4 681 Operating expenses -4,874 4.2 -19,374 4.9 +2% +2% QoQ QoQ LLPs -1,872 -7.3 -8,174 -7.2 PBT 3,349 4.4 12,820 22.7 +3% +7% Underl. attrib. Profit 1,980 5.7 7,624 17.8 YoY YoY Non-recurring2 -76 -10.6 -161 -5.0 Loans Funds Attributable profit 1,904 6.4 7,463 18.4 (1) €Mn and % change in constant euros (2) In 2017 hurricane provisions, SC USA settlement, tax reform and other. In 2016 capital gains from VISA Europe disposal and restructuring costs The retail banking model continued to be transformed into an increasingly Simple, Personal and Fair model Focused on three main priorities: customer loyalty, digital transformation and operational excellence Further development of the multi-channel model, centred on digital channels Progress in achieving our targets. 17.3 million loyal customers (+13% from December 2016) and 25.4 million digital customers (+21% from December 2016) Note: Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. 67

# GLOBAL CORPORATE BANKING

## GROSS INCOME



Constant €Mn
TOTAL
5,486
+1%
5,552
Capital & Other
655
-6%
617
Global Markets
1,715
0%
1,721
Financing Solutions & Advisory
1,297
+7%
1,383
Global Transaction Banking
1,820
+1%
1,832
Customers +2%
2016
2017

| P&L[1] | 4Q'17 | %3Q'17 | 2017 | %2016 |
|---|---|---|---|---|
| NII | 587 | -2.0 | 2,478 | -2.5 |
| Fee income | 393 | 0.1 | 1,627 | 15.9 |
| Gross income | 1,239 | -8.4 | 5,552 | 1.2 |
| Operating expenses | -519 | 6.0 | -1,988 | 4.8 |
| LLPs | -207 | 81.8 | -690 | 0.8 |
| PBT | 484 | -32.9 | 2,804 | -0.9 |
| Underl. attrib. Profit | 320 | -30.8 | 1,821 | -2.4 |
| Non-recurring[2] | 0 | — | 0 | -100.0 |
| Attributable profit | 320 | -30.8 | 1,821 | 0.8 |

(1) €Mn and % change in constant euros
(2) In 2016 restructuring costs

- Improved quality of customer revenues, driven by value-added business and higher fee income that offset lower use of the balance sheet
- Better positioning in value-added businesses. Drive in low capital consumption businesses (export finance, agent finance and trade finance)
- Continued improvement in services to retail network customers through digitalisation and tailored products
- Attributable profit up 1% and accounting 20% of the operating areas

68

Liquidity 69

# We made good headway YTD in our funding plan to enhance the Group's TLAC position and optimise its cost of capital – Group excl. Popular

## Key liquidity ratios

Dec'17

| | |
|---|---|
| Net Loan-to-Deposit ratio (LTD): | 109% |
| Deposits + M/LT funding / net loans: | 117% |
| Liquidity Coverage Ratio (LCR)[1]: | 133% |

**Comfortable liquidity position**
(Group and subsidiaries)

## Funding plan - issuances

Jan-Dec'17

| | |
|---|---|
| Group issuances | €27bn (~€19bn TLAC-eligible) |
| Diversified issuers | Parent bank, SCF, UK and USA |
| Diversified currencies | EUR, USD, GBP |

**Focus on TLAC-eligible instruments, following our decentralised liquidity and funding model**

(1) Provisional data

70

NPL, coverage ratios and cost of credit 71

NPL ratio % 31.03.16 30.06.16 30.09.16 31.12.16 31.03.17 30.06.17 30.09.17 31.12.17 Continental Europe 7.08 6.84 6.43 5.92 5.62 5.11 4.95 4.50 Spain 6.36 6.06 5.82 5.41 5.22 4.99 4.99 4.72 Santander Consumer Finance 3.28 2.95 2.86 2.68 2.62 2.61 2.60 2.50 Poland 5.93 5.84 5.71 5.42 5.20 4.66 4.70 4.57 Portugal 8.55 10.46 9.40 8.81 8.47 7.67 6.93 5.71 United Kingdom 1.49 1.47 1.47 1.41 1.31 1.23 1.32 1.33 Latin America 4.88 4.98 4.94 4.81 4.50 4.44 4.45 4.50 Brazil 5.93 6.11 6.12 5.90 5.36 5.36 5.32 5.29 Mexico 3.06 3.01 2.95 2.76 2.77 2.58 2.56 2.69 Chile 5.45 5.28 5.12 5.05 4.93 5.00 4.95 4.96 USA 2.19 2.24 2.24 2.28 2.43 2.64 2.56 2.79 Operating Areas 4.36 4.32 4.19 3.95 3.77 3.57 3.53 3.39 Total Group 4.33 4.29 4.15 3.93 3.74 3.55 3.51 3.38 NOTE. Total Group including Popular: 5.37% in Jun 2017 ; 4.24% in Sep 2017 ; 4.08% in Dec 2017 72

Coverage ratio % 31.03.16 30.06.16 30.09.16 31.12.16 31.03.17 30.06.17 30.09.17 31.12.17 Continental Europe 65.4 61.3 61.3 60.0 60.6 58.7 58.1 58.0 Spain 50.2 47.6 47.6 48.3 49.1 46.0 45.2 45.9 Santander Consumer Finance 111.9 110.6 110.7 109.1 108.9 106.5 104.3 101.4 Poland 67.0 65.8 68.9 61.0 61.2 67.5 67.6 68.2 Portugal 87.7 61.9 57.8 63.7 61.7 59.8 60.4 59.1 United Kingdom 36.5 36.5 36.0 32.9 33.8 32.6 31.5 32.0 Latin America 79.7 81.4 84.5 87.3 90.5 89.1 89.9 84.8 Brazil 83.7 85.3 89.3 93.1 98.1 95.5 97.6 92.6 Mexico 97.5 102.3 101.9 103.8 104.8 113.8 110.3 97.5 Chile 54.6 55.5 58.1 59.1 58.9 58.2 58.5 58.2 USA 221.1 220.6 216.2 214.4 202.4 183.1 187.5 170.2 Operating Areas 73.3 72.0 72.8 73.5 74.6 72.6 72.1 70.7 Total Group 74.0 72.5 72.7 73.8 74.6 72.7 72.3 70.8 NOTE. Total Group including Popular: 67.7% in Jun 2017 ; 65.8% in Sep 2017 ; 65.2% in Dec 2017 73

Non-performing loans and loan-loss allowances. December 2017 – Group excl. Popular Non-performing loans Loan-loss allowances 100%: €28,104Mn 100%: €19,906Mn Other, 6% Other, 6% Spain, 19% USA, 8% Spain, 29% Chile, 7% USA, 18% Mexico, 3% Chile, 6% SCF*, 12% Brazil, 16% SCF*, 8% Mexico, 4% Poland, 4% Portugal, 6% Poland, 4% Brazil, 20% UK, 12% Portugal, UK, 5% 7% Percentage over Group’s total (*) Excluding SCF UK 74

Cost of credit % 31.03.16 30.06.16 30.09.16 31.12.16 31.03.17 30.06.17 30.09.17 31.12.17 Continental Europe 0.60 0.51 0.46 0.44 0.38 0.37 0.34 0.32 Spain 0.54 0.45 0.41 0.37 0.33 0.33 0.31 0.33 Santander Consumer Finance 0.64 0.55 0.49 0.47 0.39 0.37 0.34 0.30 Poland 0.82 0.75 0.76 0.70 0.66 0.65 0.61 0.62 Portugal 0.28 0.21 0.17 0.18 0.07 0.03 0.03 (0.04) United Kingdom 0.01 0.03 0.05 0.02 0.03 0.02 0.03 0.08 Latin America 3.39 3.41 3.42 3.37 3.36 3.37 3.27 3.17 Brazil 4.63 4.71 4.87 4.89 4.84 4.79 4.55 4.36 Mexico 2.95 2.96 2.86 2.86 2.94 3.01 3.14 3.08 Chile 1.58 1.59 1.55 1.43 1.42 1.37 1.27 1.21 USA 3.85 3.77 3.80 3.68 3.63 3.65 3.57 3.42 Operating Areas 1.24 1.20 1.20 1.19 1.18 1.19 1.15 1.12 Total Group 1.22 1.19 1.19 1.18 1.17 1.19 1.15 1.12 NOTE. Total Group including Popular: 1.17% in Jun 2017 ; 1.12% in Set 2017 ; 1.07% in Dec 2017 75

Quarterly income statements 76

# Grupo Santander (with Popular)

€ million

| | 1Q 16 | 2Q 16 | 3Q 16 | 4Q 16 | 1Q 17 | 2Q 17 | 3Q 17 | 4Q 17 | 2016 | 2017 |
|---|---|---|---|---|---|---|---|---|---|---|
| NII + Fee income | 10,021 | 10,119 | 10,395 | 10,734 | 11,246 | 11,522 | 11,569 | 11,556 | 41,268 | 45,892 |
| Gross income | 10,730 | 10,755 | 11,080 | 11,288 | 12,029 | 12,049 | 12,252 | 12,062 | 43,853 | 48,392 |
| Operating expenses | (5,158) | (5,227) | (5,250) | (5,453) | (5,543) | (5,648) | (5,766) | (5,961) | (21,088) | (22,918) |
| Net operating income | 5,572 | 5,528 | 5,831 | 5,835 | 6,486 | 6,401 | 6,486 | 6,101 | 22,766 | 25,473 |
| Net loan-loss provisions | (2,408) | (2,205) | (2,499) | (2,406) | (2,400) | (2,280) | (2,250) | (2,181) | (9,518) | (9,111) |
| Other | (433) | (544) | (392) | (591) | (775) | (848) | (645) | (544) | (1,960) | (2,812) |
| Underlying profit before taxes | 2,732 | 2,779 | 2,940 | 2,838 | 3,311 | 3,273 | 3,591 | 3,375 | 11,288 | 13,550 |
| Underlying consolidated profit | 1,922 | 1,864 | 2,036 | 2,072 | 2,186 | 2,144 | 2,347 | 2,285 | 7,893 | 8,963 |
| Underlying attributable profit | 1,633 | 1,526 | 1,695 | 1,766 | 1,867 | 1,749 | 1,976 | 1,924 | 6,621 | 7,516 |
| Net capital gains and provisions* | — | (248) | — | (169) | — | — | (515) | (382) | (417) | (897) |
| Attributable profit | 1,633 | 1,278 | 1,695 | 1,598 | 1,867 | 1,749 | 1,461 | 1,542 | 6,204 | 6,619 |

(*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA
in 3Q17 charges for integration costs and equity stakes and intangible assets in 4Q17 Allfunds capital gains, USA fiscal reform, goodwill charges and in the US, provisions for hurricanes, increased stake in Santander Consumer USA and other

77

# Grupo Santander (with Popular)

## Constant € million

| | 1Q 16 | 2Q 16 | 3Q 16 | 4Q 16 | 1Q 17 | 2Q 17 | 3Q 17 | 4Q 17 | 2016 | 2017 |
|---|---|---|---|---|---|---|---|---|---|---|
| NII + Fee income | 10,227 | 10,214 | 10,330 | 10,577 | 10,820 | 11,318 | 11,817 | 11,938 | 41,349 | 45,892 |
| Gross income | 10,921 | 10,849 | 11,014 | 11,111 | 11,570 | 11,836 | 12,519 | 12,466 | 43,897 | 48,392 |
| Operating expenses | (5,204) | (5,235) | (5,214) | (5,381) | (5,357) | (5,555) | (5,880) | (6,126) | (21,034) | (22,918) |
| Net operating income | 5,717 | 5,614 | 5,800 | 5,731 | 6,213 | 6,281 | 6,639 | 6,340 | 22,862 | 25,473 |
| Net loan-loss provisions | (2,520) | (2,271) | (2,501) | (2,362) | (2,285) | (2,236) | (2,311) | (2,279) | (9,655) | (9,111) |
| Other | (459) | (556) | (381) | (585) | (747) | (834) | (663) | (568) | (1,980) | (2,812) |
| Underlying profit before taxes | 2,739 | 2,787 | 2,918 | 2,784 | 3,181 | 3,211 | 3,665 | 3,494 | 11,228 | 13,550 |
| Underlying consolidated profit | 1,932 | 1,867 | 2,019 | 2,036 | 2,099 | 2,099 | 2,399 | 2,366 | 7,854 | 8,963 |
| Underlying attributable profit | 1,638 | 1,523 | 1,679 | 1,734 | 1,790 | 1,711 | 2,022 | 1,993 | 6,574 | 7,516 |
| Net capital gains and provisions* | — | (259) | 3 | (157) | — | — | (515) | (382) | (414) | (897) |
| Attributable profit | 1,638 | 1,264 | 1,682 | 1,577 | 1,790 | 1,711 | 1,507 | 1,611 | 6,161 | 6,619 |

(*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA
in 3Q17 charges for integration costs and equity stakes and intangible assets in 4Q17 Allfunds capital gains, USA fiscal reform, goodwill charges and in the US, provisions for hurricanes, increased stake in Santander Consumer USA and other

78

# Grupo Santander (w/o Popular)

€ million

| | 1Q 16 | 2Q 16 | 3Q 16 | 4Q 16 | 1Q 17 | 2Q 17 | 3Q 17 | 4Q 17 | 2016 | 2017 |
|---|---|---|---|---|---|---|---|---|---|---|
| NII + Fee income | 10,021 | 10,119 | 10,395 | 10,734 | 11,246 | 11,382 | 10,984 | 10,989 | 41,268 | 44,601 |
| Gross income | 10,730 | 10,755 | 11,080 | 11,288 | 12,029 | 11,910 | 11,617 | 11,526 | 43,853 | 47,082 |
| Operating expenses | (5,158) | (5,227) | (5,250) | (5,453) | (5,543) | (5,552) | (5,379) | (5,571) | (21,088) | (22,045) |
| Net operating income | 5,572 | 5,528 | 5,831 | 5,835 | 6,486 | 6,358 | 6,239 | 5,955 | 22,766 | 25,038 |
| Net loan-loss provisions | (2,408) | (2,205) | (2,499) | (2,406) | (2,400) | (2,272) | (2,212) | (2,114) | (9,518) | (8,997) |
| Other | (433) | (544) | (392) | (591) | (775) | (828) | (652) | (537) | (1,960) | (2,792) |
| Underlying profit before taxes | 2,732 | 2,779 | 2,940 | 2,838 | 3,311 | 3,258 | 3,375 | 3,305 | 11,288 | 13,248 |
| Underlying consolidated profit | 1,922 | 1,864 | 2,036 | 2,072 | 2,186 | 2,133 | 2,180 | 2,200 | 7,893 | 8,700 |
| Underlying attributable profit | 1,633 | 1,526 | 1,695 | 1,766 | 1,867 | 1,738 | 1,809 | 1,839 | 6,621 | 7,253 |
| Net capital gains and provisions* | — | (248) | — | (169) | — | — | (215) | (382) | (417) | (597) |
| Attributable profit (Ex-Popular) | 1,633 | 1,278 | 1,695 | 1,598 | 1,867 | 1,738 | 1,594 | 1,457 | 6,204 | 6,656 |

(*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA
in 3Q17 charges for integration costs and equity stakes and intangible assets in 4Q17 Allfunds capital gains, USA fiscal reform, goodwill charges and in the US, provisions for hurricanes, increased stake in Santander Consumer USA and other

79

# Grupo Santander (w/o Popular)

## Constant € million

| | 1Q 16 | 2Q 16 | 3Q 16 | 4Q 16 | 1Q 17 | 2Q 17 | 3Q 17 | 4Q 17 | 2016 | 2017 |
|---|---|---|---|---|---|---|---|---|---|---|
| NII + Fee income | 10,227 | 10,214 | 10,330 | 10,577 | 10,820 | 11,178 | 11,232 | 11,371 | 41,349 | 44,601 |
| Gross income | 10,921 | 10,849 | 11,014 | 11,111 | 11,570 | 11,697 | 11,885 | 11,931 | 43,897 | 47,082 |
| Operating expenses | (5,204) | (5,235) | (5,214) | (5,381) | (5,357) | (5,459) | (5,493) | (5,736) | (21,034) | (22,045) |
| Net operating income | 5,717 | 5,614 | 5,800 | 5,731 | 6,213 | 6,238 | 6,392 | 6,194 | 22,862 | 25,038 |
| Net loan-loss provisions | (2,520) | (2,271) | (2,501) | (2,362) | (2,285) | (2,228) | (2,273) | (2,211) | (9,655) | (8,997) |
| Other | (459) | (556) | (381) | (585) | (747) | (814) | (670) | (560) | (1,980) | (2,792) |
| Underlying profit before taxes | 2,739 | 2,787 | 2,918 | 2,784 | 3,181 | 3,196 | 3,449 | 3,423 | 11,228 | 13,248 |
| Underlying consolidated profit | 1,932 | 1,867 | 2,019 | 2,036 | 2,099 | 2,089 | 2,232 | 2,281 | 7,854 | 8,700 |
| Underlying attributable profit | 1,638 | 1,523 | 1,679 | 1,734 | 1,790 | 1,700 | 1,854 | 1,909 | 6,574 | 7,253 |
| Net capital gains and provisions* | — | (259) | 3 | (157) | — | — | (215) | (382) | (414) | (597) |
| Attributable profit (Ex-Popular) | 1,638 | 1,264 | 1,682 | 1,577 | 1,790 | 1,700 | 1,639 | 1,526 | 6,161 | 6,656 |

(*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA
in 3Q17 charges for integration costs and equity stakes and intangible assets in 4Q17 Allfunds capital gains, USA fiscal reform, goodwill charges and in the US, provisions for hurricanes, increased stake in Santander Consumer USA and other

80

Spain (w/o Popular) € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 1,243 1,232 1,185 1,198 1,206 1,287 1,235 1,248 4,858 4,976 Gross income 1,543 1,343 1,398 1,324 1,539 1,351 1,435 1,368 5,608 5,694 Operating expenses (837) (834) (824) (802) (798) (806) (815) (841) (3,297) (3,259) Net operating income 706 509 574 522 741 545 621 528 2,311 2,434 Net loan-loss provisions (231) (129) (140) (85) (163) (137) (104) (110) (585) (513) Other (37) (82) (51) (97) (64) (64) (55) (23) (267) (207) Underlying profit before taxes 438 298 382 340 514 344 461 395 1,459 1,714 Underlying consolidated profit 312 213 274 243 367 246 316 267 1,043 1,197 Underlying attributable profit 307 208 270 237 362 241 311 265 1,022 1,180 Net capital gains and provisions* — (216) — — — — — — (216) — Attributable profit 307 (8) 270 237 362 241 311 265 806 1,180 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 81

Santander Consumer Finance € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 1,041 1,061 1,099 1,052 1,121 1,096 1,121 1,110 4,253 4,449 Gross income 1,045 1,051 1,106 1,060 1,118 1,099 1,135 1,132 4,262 4,484 Operating expenses (483) (468) (467) (486) (502) (485) (484) (506) (1,904) (1,978) Net operating income 562 583 639 574 616 614 650 625 2,357 2,506 Net loan-loss provisions (114) (70) (116) (87) (61) (57) (90) (58) (387) (266) Other (39) (41) (36) (52) (37) (35) (30) (55) (168) (157) Underlying profit before taxes 410 472 487 434 518 522 531 512 1,803 2,083 Underlying consolidated profit 293 324 346 319 370 382 370 373 1,282 1,495 Underlying attributable profit 251 282 291 269 314 319 309 311 1,093 1,254 Net capital gains and provisions* — 25 — — — — (85) (0) 25 (85) Attributable profit 251 307 291 269 314 319 224 311 1,119 1,168 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe in 3Q17 charges for integration costs 82

Santander Consumer Finance Constant € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 1,047 1,063 1,100 1,049 1,116 1,096 1,122 1,114 4,258 4,449 Gross income 1,051 1,053 1,106 1,057 1,113 1,099 1,136 1,136 4,267 4,484 Operating expenses (485) (469) (467) (485) (500) (485) (485) (508) (1,906) (1,978) Net operating income 565 584 639 572 613 614 651 628 2,360 2,506 Net loan-loss provisions (115) (70) (116) (87) (60) (57) (89) (58) (388) (266) Other (39) (42) (36) (52) (37) (35) (30) (55) (168) (157) Underlying profit before taxes 412 472 487 433 515 522 532 514 1,804 2,083 Underlying consolidated profit 295 325 345 318 368 381 371 375 1,283 1,495 Underlying attributable profit 253 282 291 268 312 319 310 313 1,094 1,254 Net capital gains and provisions* — 26 (0) (0) — — (85) (0) 25 (85) Attributable profit 253 308 291 268 312 319 225 313 1,119 1,168 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe in 3Q17 charges for integration costs 83

Poland € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 292 298 321 323 318 343 350 360 1,233 1,371 Gross income 311 345 330 329 321 363 358 378 1,314 1,419 Operating expenses (145) (146) (149) (139) (146) (150) (149) (160) (579) (605) Net operating income 166 199 181 190 175 212 209 218 735 814 Net loan-loss provisions (33) (34) (43) (35) (27) (34) (36) (40) (145) (137) Other (22) (29) (6) (25) (23) (27) (28) (19) (83) (96) Underlying profit before taxes 111 136 132 129 125 152 144 159 508 581 Underlying consolidated profit 88 108 100 91 86 120 110 116 387 432 Underlying attributable profit 64 75 69 63 59 83 76 81 272 300 Net capital gains and provisions* — 29 — — — — — — 29 — Attributable profit 64 104 69 63 59 83 76 81 301 300 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 84

Poland PLN million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 1,275 1,301 1,391 1,412 1,374 1,449 1,489 1,522 5,379 5,835 Gross income 1,357 1,507 1,430 1,440 1,386 1,532 1,525 1,599 5,733 6,041 Operating expenses (632) (638) (647) (609) (630) (634) (636) (675) (2,527) (2,576) Net operating income 724 869 783 831 756 898 889 924 3,207 3,465 Net loan-loss provisions (144) (149) (186) (153) (116) (142) (155) (171) (632) (585) Other (97) (126) (25) (111) (100) (112) (119) (78) (360) (410) Underlying profit before taxes 483 593 573 566 539 644 614 674 2,215 2,471 Underlying consolidated profit 384 471 434 399 372 506 470 492 1,688 1,840 Underlying attributable profit 281 327 300 277 257 351 324 344 1,185 1,276 Net capital gains and provisions* — 128 (0) 0 — — — — 128 — Attributable profit 281 455 300 277 257 351 324 344 1,313 1,276 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 85

Portugal (w/o Popular) € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 273 262 260 251 261 249 262 266 1,047 1,038 Gross income 337 281 287 304 294 265 305 281 1,209 1,145 Operating expenses (154) (149) (142) (143) (139) (137) (137) (138) (589) (550) Net operating income 183 132 145 161 155 128 168 143 620 595 Net loan-loss provisions (22) (6) (16) (9) 10 6 (16) 12 (54) 12 Other (2) (21) (5) (5) (14) (9) (11) (1) (34) (35) Underlying profit before taxes 158 104 124 146 151 125 142 155 533 573 Underlying consolidated profit 122 81 93 106 126 108 104 105 402 442 Underlying attributable profit 121 80 92 106 125 107 103 104 399 440 Net capital gains and provisions — — — — — — — — — —Attributable profit 121 80 92 106 125 107 103 104 399 440 86

United Kingdom € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 1,434 1,393 1,302 1,307 1,349 1,409 1,317 1,291 5,436 5,366 Gross income 1,513 1,501 1,377 1,425 1,432 1,544 1,397 1,344 5,816 5,716 Operating expenses (794) (788) (703) (683) (723) (723) (694) (721) (2,967) (2,861) Net operating income 719 713 675 742 709 821 703 623 2,850 2,855 Net loan-loss provisions (7) (68) (44) 61 (15) (42) (66) (81) (58) (205) Other (59) (71) (85) (124) (105) (171) (89) (101) (339) (466) Underlying profit before taxes 654 574 545 679 588 608 547 441 2,452 2,184 Underlying consolidated profit 462 401 370 483 423 414 382 304 1,716 1,523 Underlying attributable profit 453 390 364 474 416 408 377 297 1,681 1,498 Net capital gains and provisions* — 107 — (137) — — — — (30) — Attributable profit 453 497 364 338 416 408 377 297 1,651 1,498 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe and restructuring costs in 4Q16 PPI 87

United Kingdom £ million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 1,105 1,096 1,108 1,133 1,160 1,213 1,183 1,146 4,442 4,702 Gross income 1,166 1,180 1,172 1,234 1,231 1,329 1,255 1,193 4,752 5,008 Operating expenses (611) (619) (599) (594) (622) (622) (623) (639) (2,424) (2,507) Net operating income 554 561 573 640 609 706 632 554 2,328 2,502 Net loan-loss provisions (5) (53) (37) 48 (13) (36) (59) (72) (48) (179) Other (45) (56) (71) (104) (90) (147) (81) (90) (277) (408) Underlying profit before taxes 504 452 465 583 506 524 492 392 2,004 1,914 Underlying consolidated profit 356 316 316 414 364 356 344 270 1,402 1,334 Underlying attributable profit 349 307 311 407 358 351 339 265 1,373 1,313 Net capital gains and provisions* — 83 2 (110) — — — — (24) — Attributable profit 349 390 313 297 358 351 339 265 1,349 1,313 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe and restructuring costs in 4Q16 PPI 88

Brazil € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 2,365 2,583 2,899 3,155 3,455 3,413 3,392 3,458 11,002 13,718 Gross income 2,381 2,703 3,050 3,187 3,717 3,502 3,542 3,512 11,321 14,273 Operating expenses (947) (1,046) (1,177) (1,305) (1,314) (1,233) (1,244) (1,289) (4,475) (5,080) Net operating income 1,434 1,657 1,873 1,882 2,403 2,269 2,298 2,223 6,845 9,193 Net loan-loss provisions (720) (753) (951) (953) (910) (852) (819) (814) (3,377) (3,395) Other (177) (193) (134) (193) (358) (349) (268) (211) (696) (1,186) Underlying profit before taxes 536 711 788 736 1,135 1,068 1,211 1,198 2,772 4,612 Underlying consolidated profit 399 481 544 575 713 689 747 738 1,999 2,887 Underlying attributable profit 359 429 488 510 634 610 659 642 1,786 2,544 Net capital gains and provisions — — — — — — — — — —Attributable profit 359 429 488 510 634 610 659 642 1,786 2,544 89

Brazil R$ million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 10,161 10,216 10,500 11,271 11,561 12,036 12,567 13,139 42,147 49,304 Gross income 10,227 10,708 11,067 11,364 12,438 12,367 13,129 13,367 43,366 51,301 Operating expenses (4,068) (4,138) (4,266) (4,671) (4,397) (4,355) (4,613) (4,895) (17,143) (18,259) Net operating income 6,159 6,570 6,801 6,693 8,041 8,013 8,516 8,472 26,223 33,042 Net loan-loss provisions (3,093) (2,972) (3,473) (3,398) (3,045) (3,008) (3,045) (3,105) (12,937) (12,203) Other (762) (763) (457) (686) (1,198) (1,231) (1,007) (825) (2,668) (4,261) Underlying profit before taxes 2,304 2,835 2,870 2,609 3,798 3,773 4,464 4,543 10,619 16,578 Underlying consolidated profit 1,716 1,908 1,979 2,055 2,386 2,431 2,757 2,802 7,658 10,376 Underlying attributable profit 1,540 1,704 1,774 1,821 2,121 2,152 2,432 2,438 6,840 9,143 Net capital gains and provisions — — — — — — — — — —Attributable profit 1,540 1,704 1,774 1,821 2,121 2,152 2,432 2,438 6,840 9,143 90

Mexico € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 767 768 767 794 804 856 879 811 3,096 3,350 Gross income 792 786 796 828 824 914 892 830 3,203 3,460 Operating expenses (322) (317) (311) (325) (319) (361) (356) (345) (1,274) (1,382) Net operating income 470 469 486 503 505 553 536 485 1,928 2,078 Net loan-loss provisions (221) (214) (194) (203) (233) (246) (240) (187) (832) (905) Other (6) (11) (5) (8) (4) (6) (4) (24) (30) (39) Underlying profit before taxes 243 244 288 293 267 301 292 274 1,067 1,134 Underlying consolidated profit 187 192 223 217 211 238 231 225 820 904 Underlying attributable profit 143 146 172 169 163 187 182 178 629 710 Net capital gains and provisions — — — — — — — — — —Attributable profit 143 146 172 169 163 187 182 178 629 710 91

Mexico Million pesos 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 15,253 15,690 16,028 16,922 17,348 17,505 18,399 18,076 63,893 71,327 Gross income 15,745 16,054 16,647 17,645 17,779 18,706 18,677 18,508 66,093 73,671 Operating expenses (6,402) (6,479) (6,497) (6,922) (6,894) (7,386) (7,460) (7,683) (26,300) (29,423) Net operating income 9,343 9,576 10,151 10,723 10,886 11,320 11,218 10,825 39,792 44,248 Net loan-loss provisions (4,399) (4,364) (4,062) (4,337) (5,032) (5,019) (5,015) (4,201) (17,162) (19,267) Other (123) (233) (98) (161) (90) (131) (89) (522) (615) (832) Underlying profit before taxes 4,821 4,979 5,990 6,225 5,764 6,170 6,113 6,102 22,015 24,149 Underlying consolidated profit 3,724 3,919 4,643 4,629 4,548 4,865 4,841 4,996 16,915 19,250 Underlying attributable profit 2,839 2,979 3,577 3,589 3,523 3,829 3,808 3,963 12,983 15,123 Net capital gains and provisions — — — — — — — — — —Attributable profit 2,839 2,979 3,577 3,589 3,523 3,829 3,808 3,963 12,983 15,123 92

Chile € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 509 534 561 613 592 589 534 583 2,216 2,298 Gross income 556 577 616 672 645 644 604 630 2,422 2,523 Operating expenses (235) (237) (249) (265) (264) (260) (253) (248) (986) (1,025) Net operating income 321 339 368 407 381 383 351 382 1,435 1,498 Net loan-loss provisions (109) (127) (146) (131) (122) (122) (108) (110) (514) (462) Other 1 (1) 6 (35) 2 7 11 3 (27) 23 Underlying profit before taxes 213 211 228 241 261 267 255 276 894 1,059 Underlying consolidated profit 173 181 187 195 214 218 209 218 735 859 Underlying attributable profit 122 126 129 137 147 149 143 146 513 586 Net capital gains and provisions — — — — — — — — — —Attributable profit 122 126 129 137 147 149 143 146 513 586 93

Chile Ch$ billion 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 393 409 414 441 413 430 403 434 1,657 1,681 Gross income 430 441 455 484 450 470 456 470 1,810 1,846 Operating expenses (182) (182) (184) (191) (184) (190) (191) (185) (737) (750) Net operating income 248 260 272 293 266 280 265 285 1,073 1,096 Net loan-loss provisions (84) (98) (108) (94) (85) (89) (81) (82) (384) (338) Other 1 (0) 5 (26) 1 5 8 2 (20) 17 Underlying profit before taxes 165 162 169 173 182 195 192 205 668 775 Underlying consolidated profit 134 138 138 140 149 159 158 163 550 629 Underlying attributable profit 94 96 95 98 103 109 108 109 384 429 Net capital gains and provisions — — — — — — — — — —Attributable profit 94 96 95 98 103 109 108 109 384 429 94

United States (w/o Popular) € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 1,831 1,755 1,724 1,708 1,763 1,738 1,545 1,495 7,019 6,540 Gross income 1,968 1,888 1,867 1,809 1,879 1,880 1,604 1,596 7,532 6,959 Operating expenses (777) (774) (784) (864) (837) (845) (743) (773) (3,198) (3,198) Net operating income 1,191 1,114 1,083 946 1,042 1,035 861 824 4,334 3,761 Net loan-loss provisions (861) (704) (776) (867) (811) (697) (634) (638) (3,208) (2,780) Other (66) (13) (3) (8) (32) (24) (2) (31) (90) (90) Underlying profit before taxes 264 397 304 71 199 314 225 155 1,036 892 Underlying consolidated profit 160 253 213 54 138 235 154 109 681 636 Underlying attributable profit 82 159 141 14 95 149 93 71 395 408 Net capital gains and provisions* — — — (32) — — — (76) (32) (76) Attributable profit 82 159 141 (19) 95 149 93 (5) 363 332 (*).- Including: in 4Q16 restatement Santander Consumer USA in 4Q 17 fiscal reform, provisions for hurricanes, increased stake in Santander Consumer USA and other 95

United States (w/o Popular) $ million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 2,018 1,983 1,925 1,838 1,877 1,912 1,820 1,765 7,764 7,373 Gross income 2,168 2,133 2,085 1,945 2,001 2,068 1,893 1,884 8,332 7,845 Operating expenses (856) (874) (875) (932) (891) (929) (875) (909) (3,538) (3,605) Net operating income 1,312 1,259 1,210 1,013 1,109 1,138 1,018 975 4,794 4,240 Net loan-loss provisions (949) (797) (867) (935) (863) (768) (749) (753) (3,548) (3,134) Other (72) (16) (3) (8) (34) (27) (4) (36) (99) (101) Underlying profit before taxes 291 446 340 69 212 343 265 186 1,146 1,006 Underlying consolidated profit 177 285 238 54 147 257 182 132 754 717 Underlying attributable profit 90 178 157 12 101 163 111 85 437 460 Net capital gains and provisions* — — — (36) — — — (85) (36) (85) Attributable profit 90 178 157 (24) 101 163 111 (0) 401 374 (*).- Including: in 4Q16 restatement Santander Consumer USA in 4Q 17 fiscal reform, provisions for hurricanes, increased stake in Santander Consumer USA and other 96

Banco Popular € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income 140 584 567 1,291 Gross income 139 634 536 1,309 Operating expenses (96) (388) (390) (873) Net operating income 43 247 146 436 Net loan-loss provisions (8) (38) (68) (114) Other (20) 8 (8) (20) Underlying profit before taxes 15 216 71 302 Underlying consolidated profit 11 167 85 263 Underlying attributable profit 11 168 85 263 Net capital gains and provisions* — (300) — (300) Attributable profit 11 (132) 85 (37) (*).- Including: in 3Q17 charges for integration costs 98

Corporate Centre € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 4Q 17 2016 2017 NII + Fee income (173) (192) (201) (204) (198) (223) (227) (240) (771) (889) Gross income (223) (244) (316) (282) (341) (340) (300) (239) (1,066) (1,220) Operating expenses (126) (120) (104) (99) (119) (118) (118) (120) (450) (476) Net operating income (349) (365) (421) (381) (460) (458) (419) (359) (1,516) (1,696) Net loan-loss provisions 1 (5) 5 0 (5) (11) (22) (8) 2 (45) Other (5) (55) (59) 44 (32) (53) (54) (43) (75) (181) Underlying profit before taxes (353) (424) (474) (337) (497) (522) (494) (410) (1,589) (1,923) Underlying consolidated profit (317) (418) (414) (298) (471) (561) (481) (378) (1,448) (1,890) Underlying attributable profit (311) (418) (412) (299) (468) (563) (480) (378) (1,439) (1,889) Net capital gains and provisions* — (186) — — — — (130) (306) (186) (436) Attributable profit (311) (604) (412) (299) (468) (563) (610) (684) (1,625) (2,326) (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 3Q17 equity stakes and intangible assets in 4Q17 goodwill charges 97

Glossary 99

Glossary - Acronyms AFS: Available for sale P&L: Profit and loss Bn: Billion RoRWA: Return on risk-weighted assets CET1: Common equity tier 1 RWA: Risk-weighted assets C&I: Commercial and Industrial RoTE: Return on tangible equity DGF: Deposit guarantee fund SCF: Santander Consumer Finance FL: Fully-loaded SC USA: Santander Consumer USA EPS: Earning per share SGCB: Santander Global Corporate Banking GoFT: Gains on financial transactions SMEs: Small and Medium Enterprises LTV: Loan to Value SRF: Single Resolution Fund LLPs: Loan-loss provisions ST: Short term MXN: Mexican Pesos SVR: Standard variable rate NII: Net interest income TNAV: Tangible net asset value NIM: Net interest margin UF: Unidad de fomento (Chile) NPL: Non-performing loans y-o-y: Year on Year n.m.: Non meaningful UK: United Kingdom PBT: Profit before tax US: United States 100

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 2, 2018	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer